MEMORANDUM
TO:	Alberto Zapata U.S. Securities and Exchange Commission
FROM:	Susan S. Rhee Senior Vice President and General Counsel
DATE:	April 28, 2017
SUBJECT:
Response to Comments to the Combined Proxy Statement filed as PRE14A on April 11, 2017 for:
JNL Series Trust ("JNLST") - File No. 811-8894;
JNL Variable Fund LLC ("JNLVF") – File No. 811-09121;
JNL Investors Series Trust ("JNLIST") – File No. 811-10041; and
JNL Strategic Income Fund LLC ("JNLSIF") – File No. 811-22730
(collectively, "Registrants")
(the "Proxy Statement")

This memorandum addresses the U.S. Securities and Exchange Commission staff's ("Commission" and "Commission Staff," as appropriate) comments to the Proxy Statement received via telephone on April 21, 2017.

The comments are repeated below in italics, with responses immediately following.

GENERAL COMMENTS

1.	Please confirm that all series and class identifiers are up to date and are included in this proxy statement.

RESPONSE: The Registrants confirm that the series and class identifiers for each of the Funds are update to date. The Registrants also confirm that all the applicable series and class identifiers are included for this proxy statement.

2.	Please provide a final proxy card including all funds.

RESPONSE:  The Registrants note that each shareholder will receive a customized card based upon their fund holdings as of the "Record Date."

3.
For Proposals 1 and 3, please clarify what is meant by "voting together." Does this mean the shares of each Trust will be voting separately, or are the votes being counted together in each Trust? Consider deleting "voting together" to avoid confusion.

RESPONSE:  The Registrants have edited the disclosure and removed the language "voting together."

4.	Please update the mailing date of the proxy statement.

RESPONSE:  The Registrants have updated the mailing date to May 16, 2017.

5.	On the page entitled "Summary of Proposals," for Proposal 2, in the column "Funds entitled to vote," please clarify the share class voting on this proposal.

RESPONSE:  The Registrants have updated the disclosure by adding the underscored language:

Proposals	Funds entitled to vote
1. To approve an amended and restated Distribution Plan for the Class A Shares of the Funds.
JNL Series Trust: Each Fund's Class A Shareholders, voting separately
JNL Investors Series Trust: Each Fund's Class A Shareholders, voting separately
JNL Variable Fund LLC: Each Fund's Class A Shareholders, voting separately

6.	Proposals 4 through 9 do not appear to address the board's considerations for approving each proposal pursuant to Item 20; please address the requirements for Item 20 information for each proposal.

RESPONSE:  The Registrants, JNLST and JNLIST, have made the requested change to each of the Proposals 4 through 9.

PROPOSAL 1

7.
Footnote 3 of the table entitled "Independent Trustee Nominees," please clarify that 150 funds includes those funds of Jackson Variable Series Trust. Please make a corresponding change to the table entitled "Interested Trustee Nominee."

RESPONSE:  The Registrants have added the underscored language to footnote 3 of each table:

3 As of January 1, 2018, subject to shareholder approval through a separate proxy for Jackson Variable Series Trust ("JVST"), the JNL Fund Complex will be expanded to include the series of JVST. The total of 150 funds includes those funds of JVST.

8.
In the section entitled "Board of Trustees Leadership and Committee Structure," in accordance with Item 22(b)(15) of Schedule 14A, please identify the Trustees who attended less than 75% of the meetings in 2016 and the Board policy on attendance.

RESPONSE:  The Registrants have added disclosure regarding the attendance of the Trustees at the meetings held in 2016, as well as disclosure on the Board's policy on attendance.

No Trustee attended less than 75% of the meetings held in 2016. A Trustee is permitted to attend Board Meetings telephonically, if the Trustee receives approval from the Chair of the Board. A Trustee automatically will be ineligible for re-nomination to the Board, and the Board will request his or her resignation, if for health or any other reason the individual fails to participate, over any eighteen-month period, in (1) three consecutive regularly scheduled in-person meetings of the Board or (2) four in-person meetings of the Board.

9.	For the Independent Trustee compensation table, footnote 1, please use the defined terms previously used in the proxy statement for the Trust.
RESPONSE: The Registrant has made the requested change.

10.	Under the section entitled "Required Vote," please reword the first sentence in Plain English.
RESPONSE:  The Registrant has made the below changes to the section.

Nominees shall be elected by a~~A~~n affirmative vote of a plurality of the shares of each Fund, present in person or represented by proxy at the Meeting ~~is required to elect the nominees~~.  It is the intention of the persons named in the enclosed proxy to vote the shares represented by them for the election of the nominees listed below unless the proxy is marked otherwise.

PROPOSAL 2

11.	In accordance with Item 22(a)(3)(iv), please provide a proforma table demonstrating the new fees versus the current fees due to the proposed distribution fee increase.
RESPONSE:  The Registrant has included a proforma table demonstrating the new fees versus the current fees due to the proposed distribution fee increase.

12.	In accordance with Item 22(a), please provide the name and address for the investment adviser, distributor and the administrator for the funds.
RESPONSE:  The Registrant has made the requested change.

13.	In the fourth paragraph of the introduction, please correct the below sentence by adding "the" (as shown below).
The class A shares of the Funds of Funds would be covered by the applicable Amended Plan such that the class A shares of each Fund of Funds will directly pay the 12b-1 fee.

RESPONSE:  The Registrant has made the requested change.

14.	In the fourth paragraph of the section entitled "Background," fourth paragraph, please describe what the additional services are in the second sentence.
RESPONSE:  The Registrant notes that the term "additional services" is the term used in the new compensation 12b-1 plan to describe the non-exclusive list of service activities for which JNLD may be compensated under the 12b-1 plan.  Such services are currently provided by JNLD, which receives reimbursement payments from the funds under the current reimbursement 12b-1 plan for the related expenses that JNLD incurs.  To avoid confusion, the term "additional" has been removed from the background paragraph referenced in the comment.

15.
In the section entitled "Background," fourth paragraph, last two sentences, please consider removing "protected from an increase" because management could increase the referenced fees in the future with a shareholder vote. Consider clarifying that there is no increase due to the offsetting reduction in the contractual management/administrative fees for each fund.

RESPONSE:  The Registrant has updated the referenced disclosure as shown below.

Therefore, despite the increase in the maximum 12b-1 fee rate, based on current asset levels, Class A shares ~~Shareholders are protected from an increase~~ will not have an increase in total expense ratio ~~as a result of the change in 12b-1 fee rates~~ due to the offsetting reduction in the contractual management/administrative fee rate for each Fund other than the Fund of Funds.  Class A shares ~~Shareholders~~ of the Funds of Funds ~~are also protected from an increase~~ also will not have an increase in total expense ratio as a result of the change in 12b-1 fee rates for the Funds of Funds due to the offsetting reduction in the acquired fund fees and expenses.

16.	In the section entitled "Summary of the Amended Plans," fifth paragraph, please clarify that given the higher 12b-1 fee, more monies will be paid to JNLD, but monies paid to JNAM will decrease.
RESPONSE:  The Registrant has updated the disclosure to reflect that JNLD, the distributor, would be paid more in distribution fees with the approval of the proposal. Additionally, the Registrant has also updated the disclosure to reflect that the fees paid to JNAM, as investment adviser and administrator, will decrease due to the offsetting reduction in the contractual management/administrative fee rates.

17.	In the section entitled "Summary of the Amended Plans," sixth paragraph, please disclose if any of the Trustees have any direct or financial interest in the service providers to the funds.
RESPONSE:  The Registrant has updated the disclosure to reflect that none of the Independent Trustees have any direct or financial interest in the service providers to the funds.

18.	In the section entitled "Summary of the Amended Plans," seventh paragraph, please clarify what, if any, additional services are not provided for under the current distribution plan.
RESPONSE:  Please refer to the response to comment 14 above. No changes have been made to the disclosure in response to this comment.

19.
In this section entitled "Fee Offset & Reduction," first paragraph, please clarify that due to the agreed upon reduction in management and administrative fees paid by the funds to JNAM will decrease, while the amounts paid to JNLD, will increase.

RESPONSE:  The Registrant has considered the comment and reviewed the applicable disclosure and is of the view that no further edits are warranted.  Please also see the response to comment 15 and related disclosure changes.

20.	In the section entitled "Fee Offset & Reduction," second paragraph, please remove "the benefit of" from the first sentence.
RESPONSE:  The Registrant has made the requested change.

Because future Fund fees and expenses are based on a variety of factors and not only the contractual investment management/administrative fee rate and the 12b-1 fee rate, it is possible that a Fund's overall expenses could increase at any time in the future even though each Fund approving this proposal will receive ~~the benefit of~~ the reduction in the contractual investment management/administrative fee rate.

21.
In the section entitled "Fee Offset & Reduction," second paragraph, please clarify that certain Funds will not see an immediate reduction in the level of expenses actually borne by the Fund because the Fund may be benefiting from a fee waiver or expense limitation provided by JNAM.

RESPONSE:  The Registrant has added the requested language.

22.
In the section entitled "Fee Offset & Reduction," second paragraph, last sentence, please clarify that the permanent fee reductions referenced cannot be removed without Board and Shareholder approval, and are in addition to the management and administration fee reductions discussed, if correct.

RESPONSE:  The Registrant has added disclosure noting that the existing permanent fee reductions cannot be removed without Board and Shareholder approval, which are in addition to the reduction in the contractual investment management/administrative fee.

23.	Section entitled "Board Consideration of the Amended Plan," second to last paragraph, please correct "of the Fund of Class of shares".
RESPONSE:  The Registrant has made the requested change.

Approval of the applicable Amended Plan with respect to the shares of a Fund will require the affirmative vote of a "majority of the outstanding voting securities" (as defined in the 1940 Act) of the Fund ~~of class of shares~~ thereof, which means the affirmative vote of the lesser of (i) more than 50% of the outstanding voting securities of the Fund, or (ii) 67% or more of the voting securities of the Fund present at the Meeting if more than 50% of the Fund's outstanding voting securities are present at the Meeting in person or by proxy.  For this purpose, "voting securities" refers to the class A shares of each Fund. The approval of an Amended Plan by the Class A Shareholders of a Fund is not contingent upon the approval of an Amended Plan by the Class A Shareholders of any other Fund.

PROPOSAL 3

24.	For the bullet entitled "Derivative Claims," please provide a more substantive description of the change to the provision.
RESPONSE:  As described in the proxy statement, the provision isn't being changed, but is being added to the Declaration of Trust for JNLST (it is currently contained in the Declaration of Trust for JNLIST but not in the Declaration of Trust for JNLST).  This consistency among the Declarations of Trust will create legal and operational efficiencies for JNAM, the Registrants and their shareholders.

The Registrant has updated the disclosure as noted below to provide a more substantive description of the provision:

•
Derivative Claims – A provision with respect to the treatment of derivative claims is in the current JNLIST Declaration of Trust, but not in the current JNLST Declaration of Trust.  It is proposed to be included in both amended and restated DOTs.  The provision provides that no shareholder shall have the right to bring or maintain any court action, proceeding or claim on behalf of JNLST or any series thereof without first making demand on the Trustees requesting the Trustees to bring or maintain such action, proceeding or claim. Such demand shall be excused only when the plaintiff makes a specific showing that irreparable injury to the Trust or series would otherwise result. Any decision by the Trustees to bring, maintain or settle (or not to bring, maintain or settle) such court action, proceeding or claim, or to submit the matter to a vote of shareholders, shall be made by the Trustees in their business judgment and shall be binding upon the shareholders. Any decision by the Trustees to bring or maintain a court action, proceeding or suit on behalf of the Trust or a series shall be subject to the right of the shareholders under Article V, Section 1 of the Declaration of Trust to vote on whether or not such court action, proceeding or suit should or should not be brought or maintained.

25.	For the bullet entitled "Shareholder Voting Powers," please describe what is meant by "recent trends".
RESPONSE: The disclosure has been revised as noted below:

•
Shareholder Voting Powers – Additional language is included in the amended and restated DOTs to reflect recent trends in Massachusetts declarations of trust to provide clarity that shareholders of JNLST and JNLIST shall have the power to vote to the same extent as the stockholders of a Massachusetts business corporation as to whether or not a court action, proceeding or claim should or should not be brought or maintained derivatively or as a class action on behalf of the Trust or a series thereof or the shareholders of either the Trust or a series thereof.

26.	Please consider providing marked versions of each Trust's Declaration of Trust (Exhibit D and Exhibit E) to show the changes in the document.
RESPONSE:  The Registrant respectfully declines to make this change as the marked versions of the respective documents would not be of use to shareholders given the various formatting and section differences.  The Registrant is of the view that the discussion of Proposal 3 in the Proxy Statement explains to shareholders the substantive changes to each Trust's Declaration of Trust.  The Registrant further notes that this disclosure has been enhanced in response to the Commission Staff's comments 24 and 25.

PROPOSAL 4

27.
Please redraft the sentence "The primary purpose of the proposed revision is to remove the Funds from the exemption in the 25% industry concentration limit because, based on both each Fund's name and investment strategy, the Funds are not concentrated in any particular industry" as it is confusing and unclear.

RESPONSE:  The Registrant has updated the disclosure as requested.

The primary purpose of the proposed revision is to remove the Funds ~~from the exemption in the~~ current 25% industry concentration limit because, based on ~~both~~ each Fund's name and investment strategy, the Funds are not concentrated in any particular industry.

28.
Please clarify the statement "For this purpose, "voting securities" refers to the share of each of the Funds." Address if the vote of one fund is contingent upon the vote of another fund. Please apply to all applicable proposals.

RESPONSE:  The Registrant has updated the disclosure as requested by adding the following language:

For this proposal, the vote of one Fund is not dependent upon the vote of another Fund. Each Fund will vote on this proposal separately. It is possible that the proposal may be approved for one or more Funds, but not all Funds.

PROPOSAL 6

29.
Please consider rephrasing the sentence "The primary purpose of the proposed revision is to remove the Fund from this restriction." The proposed revision is not removing a restriction, but making a restriction applicable to the Fund.

RESPONSE:  The Registrant has revised the sentence as follows:

The primary purpose of the proposed revision is to apply this restriction to the Fund ~~remove the Fund from this restriction~~.

PROPOSALS 7 and 8

30.
Please clarify the statement "For this purpose, "voting securities" refers to the share of each of the Funds." Address if the vote of one fund is contingent upon the vote of another fund. Please apply to all applicable proposals.

RESPONSE:  The Registrant has updated the disclosure as requested by adding the following language:

For this proposal, the vote of one Fund is not dependent upon the vote of another Fund. Each Fund will vote on this proposal separately. It is possible that the proposal may be approved for one or more Funds, but not all Funds.

PROPOSAL 9

31.
First paragraph following the table entitled "Current Fundamental Policy," please clarify which shareholders are being referred to, i.e. "its shareholders," and why this proposal is contingent on Proposal 8.

RESPONSE:  The Registrant has made the requested change to clarify "its shareholders".

Similarly, this Proposal is conditional upon Proposal 8 being approved by ~~all of it's~~ the shareholders of the Funds outlined in Proposal 8, and if Proposal 8 is not approved by ~~all of its~~ the shareholders of the Fund outlined in Proposal 8, then the current language of this fundamental policy will remain in effect for ~~this~~ JNL/PPM America Total Return Fund.

Additionally, Proposal 8 is to approve revisions to the fundamental policy regarding borrowing restrictions for certain Funds of the JNL Series Trust. Proposal 9 seeks to provide a specific fundamental policy, which is based upon the approval of the new fundamental policy proposed in Proposal 8, for the JNL/PPM America Total Return Fund. If Proposal 8 is approved by shareholders, the fundamental policy relating to just the JNL/PPM America Total Return Fund would be confusing and contradictory to still have in effect if the other fundamental policy discussed in Proposal 8 is approved.

OUTSTANDING SHARES

32.	In the second paragraph after the table of outstanding shares, please reiterate the effects of "echo voting."
RESPONSE:  The Registrant has made the requested change.

It is the Registrant's intention to respond fully to the Commission Staff's comments, and believes that the changes described above do so fully.

If you have any questions, please call me at 517-367-4336.  Thank you for your prompt attention to this matter.

cc: File

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the
Securities Exchange Act of 1934

Filed by the Registrant [X]
Filed by a Party other than the Registrant [   ]

Check the appropriate box:

[X] Preliminary Proxy Statement
[   ] Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)2)
[   ] Definitive Proxy Statement
[   ] Definitive Additional Materials
[   ] Soliciting Material Pursuant to Rule 14a-11(c) or Rule 14a-12

Confirm name of fund is same as class IDs
JNL Series Trust
JNL Investors Series Trust
JNL Variable Fund LLC
JNL Strategic Income Fund LLC
________________________________________________________________________
(Name of Registrant as Specified In Its Charter)

________________________________________________________________________
(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

[X] No fee required.

[   ]               Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

1)          Title of each class of securities to which transaction applies:

_______________________________________________________________

2)            Aggregate number of securities to which transaction applies:

_______________________________________________________________

3)           Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11. (Set forth the amount on which the filing fee is calculated and state how it was determined):

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4)            Proposed maximum aggregate value of transaction:

_______________________________________________________________

5)            Total fee paid:

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[   ] Fee paid previously with preliminary materials.

[   ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

1) Amount Previously Paid:

_______________________________________________________________

2) Form, Schedule or Registration Statement No.:

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3) Filing Party:

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4) Date Filed:

_______________________________________________________________

JNL SERIES TRUST

Partnership Funds
JNL/American Funds® Blue Chip Income and Growth Fund	Class A and Class B
JNL/American Funds Growth-Income Fund	Class A and Class B
JNL Institutional Alt 20 Fund	Class A
JNL Institutional Alt 35 Fund	Class A
JNL Institutional Alt 50 Fund	Class A
JNL Alt 65 Fund	Class A
JNL/American Funds Balanced Allocation Fund	Class A
JNL/American Funds Growth Allocation Fund	Class A
JNL/Franklin Templeton Founding Strategy Fund	Class A
JNL/Mellon Capital 10 x 10 Fund	Class A
JNL/Mellon Capital Index 5 Fund	Class A
JNL/MMRS Conservative Fund	Class A
JNL/MMRS Growth Fund	Class A
JNL/MMRS Moderate Fund	Class A
JNL/S&P 4 Fund	Class A
JNL/S&P Managed Conservative Fund	Class A
JNL/S&P Managed Moderate Fund	Class A
JNL/S&P Managed Moderate Growth Fund	Class A
JNL/S&P Managed Growth Fund	Class A
JNL/S&P Managed Aggressive Growth Fund	Class A
JNL Disciplined Moderate Fund	Class A
JNL Disciplined Moderate Growth Fund	Class A
JNL Disciplined Growth Fund	Class A

Regulated Investment Company Funds
JNL/American Funds Balanced Fund (formerly JNL/Capital Guardian Global Balanced Fund)	Class A and Class B
JNL/American Funds Global Bond Fund	Class A and Class B
JNL/American Funds Global Small Capitalization Fund	Class A and Class B
JNL/American Funds International Fund	Class A and Class B
JNL/American Funds New World Fund	Class A and Class B
JNL Multi-Manager Alternative Fund	Class A
JNL Multi-Manager Mid Cap Fund	Class A
JNL Multi-Manager Small Cap Growth Fund	Class A and Class B
JNL Multi-Manager Small Cap Value Fund	Class A and Class B
JNL/AB Dynamic Asset Allocation Fund	Class A
JNL/AQR Large Cap Relaxed Constraint Equity Fund (formerly, JNL/Goldman Sachs U.S. Equity Flex Fund)	Class A and Class B
JNL/AQR Managed Futures Strategy Fund	Class A and Class B
JNL/BlackRock Global Allocation Fund	Class A and Class B
JNL/BlackRock Large Cap Select Growth Fund	Class A and Class B
JNL/BlackRock Natural Resources Fund	Class A and Class B
JNL/Boston Partners Global Long Short Equity Fund	Class A
JNL/Brookfield Global Infrastructure and MLP Fund	Class A and Class B
JNL/Causeway International Value Select Fund	Class A and Class B
JNL/Crescent High Income Fund	Class A
JNL/DFA Growth Allocation Fund	Class A
JNL/DFA Moderate Allocation Fund	Class A
JNL/DFA U.S. Core Equity Fund	Class A and Class B
JNL/DoubleLine® Emerging Markets Fixed Income Fund	Class A
JNL/DoubleLine® Shiller Enhanced CAPE® Fund	Class A
JNL/FPA + DoubleLine® Flexible Allocation Fund	Class A and Class B
JNL/Franklin Templeton Global Fund (formerly, JNL/Franklin Templeton Global Growth Fund)	Class A and Class B
JNL/Franklin Templeton Global Multisector Bond Fund	Class A and Class B
JNL/Franklin Templeton Income Fund	Class A and Class B
JNL/Franklin Templeton International Small Cap Growth Fund	Class A and Class B
JNL/Franklin Templeton Mutual Shares Fund	Class A and Class B
JNL/Goldman Sachs Core Plus Bond Fund	Class A and Class B
JNL/Goldman Sachs Emerging Markets Debt Fund	Class A and Class B
JNL/Harris Oakmark Global Equity Fund	Class A
JNL/Invesco China-India Fund	Class A and Class B
JNL/Invesco Global Real Estate Fund	Class A and Class B
JNL/Invesco International Growth Fund	Class A and Class B
JNL/Invesco Mid Cap Value Fund	Class A and Class B
JNL/Invesco Small Cap Growth Fund	Class A and Class B
JNL/JPMorgan MidCap Growth Fund	Class A and Class B
JNL/JPMorgan U.S. Government & Quality Bond Fund	Class A and Class B
JNL/Lazard Emerging Markets Fund	Class A and Class B
JNL/Mellon Capital Emerging Markets Index Fund	Class A and Class B
JNL/Mellon Capital European 30 Fund	Class A and Class B
JNL/Mellon Capital Pacific Rim 30 Fund	Class A and Class B
JNL/Mellon Capital MSCI KLD 400 Social Index Fund	Class A
JNL/Mellon Capital S&P 500 Index Fund	Class A and Class B
JNL/Mellon Capital S&P 400 MidCap Index Fund	Class A and Class B
JNL/Mellon Capital Small Cap Index Fund	Class A and Class B
JNL/Mellon Capital International Index Fund	Class A and Class B
JNL/Mellon Capital Bond Index Fund	Class A and Class B
JNL/Mellon Capital Utilities Sector Fund	Class A
JNL/MFS Mid Cap Value Fund (formerly, JNL/Goldman Sachs Mid Cap Value Fund)	Class A and Class B
JNL/Neuberger Berman Strategic Income Fund	Class A and Class B
JNL/Oppenheimer Emerging Markets Innovator Fund	Class A
JNL/Oppenheimer Global Growth Fund	Class A and Class B
JNL/PIMCO Real Return Fund	Class A and Class B
JNL/PIMCO Total Return Bond Fund	Class A and Class B
JNL/PPM America Floating Rate Income Fund	Class A
JNL/PPM America High Yield Bond Fund	Class A and Class B
JNL/PPM America Mid Cap Value Fund	Class A and Class B
JNL/PPM America Small Cap Value Fund	Class A and Class B
JNL/PPM America Total Return Fund	Class A
JNL/PPM America Value Equity Fund	Class A and Class B
JNL/Red Rocks Listed Private Equity Fund	Class A and Class B
JNL/Scout Unconstrained Bond Fund	Class A
JNL/T. Rowe Price Established Growth Fund	Class A and Class B
JNL/T. Rowe Price Mid-Cap Growth Fund	Class A and Class B
JNL/T. Rowe Price Short-Term Bond Fund	Class A and Class B
JNL/T. Rowe Price Value Fund	Class A and Class B
JNL/Westchester Capital Event Driven Fund	Class A
JNL/WMC Balanced Fund	Class A and Class B
JNL/WMC Government Money Market Fund (formerly, JNL/WMC Money Market Fund)	Class A and Class B
JNL/WMC Value Fund	Class A and Class B
JNL/S&P Competitive Advantage Fund	Class A and Class B
JNL/S&P Dividend Income & Growth Fund	Class A and Class B
JNL/S&P Intrinsic Value Fund	Class A and Class B
JNL/S&P Total Yield Fund	Class A and Class B
JNL/S&P Mid 3 Fund	Class A and Class B
JNL/S&P International 5 Fund	Class A

JNL INVESTORS SERIES TRUST

JNL Government Money Market Fund (formerly, JNL Money Market Fund) (Institutional Class)
JNL/PPM America Low Duration Bond Fund (Class A)

JNL VARIABLE FUND LLC

Partnership Fund
JNL/Mellon Capital DowSM Index Fund	Class A

Regulated Investment Company Funds
JNL/Mellon Capital Global 30 Fund	Class A
JNL/Mellon Capital Nasdaq® 100 Fund	Class A and Class B
JNL/Mellon Capital S&P® SMid 60 Fund	Class A and Class B
JNL/Mellon Capital JNL 5 Fund	Class A and Class B
JNL/Mellon Capital Communications Sector Fund	Class A and Class B
JNL/Mellon Capital Consumer Brands Sector Fund	Class A and Class B
JNL/Mellon Capital Financial Sector Fund	Class A and Class B
JNL/Mellon Capital Healthcare Sector Fund	Class A and Class B
JNL/Mellon Capital Oil & Gas Sector Fund	Class A and Class B
JNL/Mellon Capital Technology Sector Fund	Class A and Class B

JNL STRATEGIC INCOME FUND LLC

JNL/PPM America Strategic Income Fund (Class A)

1 Corporate Way
Lansing, Michigan 48951

(This page has been intentionally left blank.)

NOTICE OF JOINT SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD JUNE 22, 2017

NOTICE IS HEREBY GIVEN that a Joint Special Meeting (the "Meeting") of shareholders or members ("Shareholders") of JNL Series Trust, a Massachusetts business trust, JNL Investors Series Trust, a Massachusetts business trust, JNL Variable Fund LLC, a Delaware limited liability company, and JNL Strategic Income Fund LLC, a Delaware limited liability company (each of the foregoing trusts and LLCs is hereinafter referred to as a "Trust"), will be held at the offices of Jackson National Life Insurance Company, 1 Corporate Way, Lansing, Michigan 48951 on June 22, 2017 at 9:30 a.m., Eastern Time, to consider and act upon the following proposals and to transact such other business as may properly come before the Meeting or any adjournments thereof:

1.	All Shareholders of each Trust: To vote on the election of eleven individuals as Trustees of each Trust.

2.
Shareholders holding Class A Shares of each Fund of the JNL Series Trust, JNL Investors Series Trust, and JNL Variable Fund LLC, voting separately for each Fund: To approve an amended and restated Distribution Plan for the Class A shares of the Funds.

3.	All Shareholders of the series of JNL Series Trust and JNL Investors Series Trust: To approve an amended and restated Declaration of Trust.

4.
Shareholders of the JNL/Crescent High Income Fund, JNL/DoubleLine® Emerging Market Fixed Income Fund, JNL Disciplined Moderate Fund, JNL Disciplined Moderate Growth Fund, and JNL Disciplined Growth Fund of the JNL Series Trust, voting separately: To approve revisions to a fundamental policy regarding industry concentration.

5.	Shareholders of the JNL Multi-Manager Small Cap Value Fund of the JNL Series Trust: To approve revisions to a fundamental policy regarding oil and gas investments.

6.	Shareholders of the JNL/FPA + DoubleLine® Flexible Allocation Fund of the JNL Series Trust: To approve revisions to a fundamental policy regarding the purchases or sales of physical commodities.

7.	Each Fund's Shareholders of the JNL Investors Series Trust, voting separately: To approve the elimination of a fundamental policy regarding repurchase agreements and warrants.

8.	Each Fund's Shareholders of the JNL Series Trust except for the JNL/Lazard Emerging Markets Fund, voting separately: To approve revisions to a fundamental policy regarding borrowing restrictions.

9.	Shareholders of the JNL/PPM America Total Return Fund of the JNL Series Trust: To approve the elimination of a fundamental policy regarding borrowing restrictions.

10.	To transact such other business as may properly come before the Meeting or any adjournment thereof.

The Board of Trustees of each Trust (the "Board") unanimously recommends that Shareholders vote FOR Proposals 1-9 listed above.

The persons named as proxies will vote in their discretion on any other business that may properly come before the Meeting or any adjournments or postponements thereof.

Only Shareholders of record at the close of business on May 1, 2017, the Record Date for this Meeting, shall be entitled to notice of, and to vote at, the Meeting or any adjournments thereof. The Insurance Companies, as defined in the Proxy Statement, have fixed the close of business on June 20, 2017, as the last day on which voting instructions will be accepted.

The Meeting may be adjourned whether or not a quorum is present, by the chairperson of the Meeting from time to time to reconvene at the same or some other place as determined by the chairperson of the Meeting for any reason, including failure of a Proposal to receive sufficient votes for approval.  No member vote shall be required for any adjournment.  No notice need be given that the Meeting has been adjourned other than by announcement at the Meeting.  Any business that might have been transacted at the original Meeting may be transacted at any adjourned Meeting.

YOUR VOTE IS IMPORTANT.
PLEASE RETURN YOUR VOTING INSTRUCTIONS CARD PROMPTLY.

By Order of the Board of Trustees,

Mark D. Nerud
Trustee, President, and Chief Executive Officer

May 10, 2017
Lansing, Michigan

JNL SERIES TRUST:  JNL/American Funds® Blue Chip Income and Growth Fund, JNL/American Funds Growth-Income Fund, JNL Institutional Alt 20 Fund, JNL Institutional Alt 35 Fund, JNL Institutional Alt 50 Fund, JNL Alt 65 Fund, JNL/American Funds Balanced Allocation Fund, JNL/American Funds Growth Allocation Fund, JNL/Franklin Templeton Founding Strategy Fund, JNL/Mellon Capital 10 x 10 Fund, JNL/Mellon Capital Index 5 Fund, JNL/MMRS Conservative Fund, JNL/MMRS Growth Fund, JNL/MMRS Moderate Fund, JNL/S&P 4 Fund, JNL/S&P Managed Conservative Fund, JNL/S&P Managed Moderate Fund, JNL/S&P Managed Moderate Growth Fund, JNL/S&P Managed Growth Fund, JNL/S&P Managed Aggressive Growth Fund, JNL Disciplined Moderate Fund, JNL Disciplined Moderate Growth Fund, JNL Disciplined Growth Fund, JNL/American Funds Balanced Fund (formerly JNL/Capital Guardian Global Balanced Fund), JNL/American Funds Global Bond Fund, JNL/American Funds Global Small Capitalization Fund, JNL/American Funds International Fund, JNL/American Funds New World Fund, JNL Multi-Manager Alternative Fund, JNL Multi-Manager Mid Cap Fund, JNL Multi-Manager Small Cap Growth Fund, JNL Multi-Manager Small Cap Value Fund, JNL/AB Dynamic Asset Allocation Fund, JNL/AQR Large Cap Relaxed Constraint Equity Fund (formerly, JNL/Goldman Sachs U.S. Equity Flex Fund), JNL/AQR Managed Futures Strategy Fund, JNL/BlackRock Global Allocation Fund, JNL/BlackRock Large Cap Select Growth Fund, JNL/BlackRock Natural Resources Fund, JNL/Boston Partners Global Long Short Equity Fund, JNL/Brookfield Global Infrastructure and MLP Fund, JNL/Causeway International Value Select Fund, JNL/Crescent High Income Fund, JNL/DFA Growth Allocation Fund, JNL/DFA Moderate Allocation Fund, JNL/DFA U.S. Core Equity Fund, JNL/DoubleLine® Emerging Markets Fixed Income Fund, JNL/DoubleLine® Shiller Enhanced CAPE® Fund, JNL/FPA + DoubleLine® Flexible Allocation Fund, JNL/Franklin Templeton Global Fund (formerly, JNL/Franklin Templeton Global Growth Fund), JNL/Franklin Templeton Global Multisector Bond Fund, JNL/Franklin Templeton Income Fund, JNL/Franklin Templeton International Small Cap Growth Fund, JNL/Franklin Templeton Mutual Shares Fund, JNL/Goldman Sachs Core Plus Bond Fund, JNL/Goldman Sachs Emerging Markets Debt Fund, JNL/Harris Oakmark Global Equity Fund, JNL/Invesco China-India Fund, JNL/Invesco Global Real Estate Fund, JNL/Invesco International Growth Fund, JNL/Invesco Mid Cap Value Fund, JNL/Invesco Small Cap Growth Fund, JNL/JPMorgan MidCap Growth Fund, JNL/JPMorgan U.S. Government & Quality Bond Fund, JNL/Lazard Emerging Markets Fund, JNL/Mellon Capital Emerging Markets Index Fund, JNL/Mellon Capital European 30 Fund, JNL/Mellon Capital Pacific Rim 30 Fund, JNL/Mellon Capital MSCI KLD 400 Social Index Fund, JNL/Mellon Capital S&P 500 Index Fund, JNL/Mellon Capital S&P 400 MidCap Index Fund, JNL/Mellon Capital Small Cap Index Fund, JNL/Mellon Capital International Index Fund, JNL/Mellon Capital Bond Index Fund, JNL/Mellon Capital Utilities Sector Fund, JNL/MFS Mid Cap Value Fund (formerly, JNL/Goldman Sachs Mid Cap Value Fund), JNL/Neuberger Berman Strategic Income Fund, JNL/Oppenheimer Emerging Markets Innovator Fund, JNL/Oppenheimer Global Growth Fund, JNL/PIMCO Real Return Fund, JNL/PIMCO Total Return Bond Fund, JNL/PPM America Floating Rate Income Fund, JNL/PPM America High Yield Bond Fund, JNL/PPM America Mid Cap Value Fund, JNL/PPM America Small Cap Value Fund, JNL/PPM America Total Return Fund, JNL/PPM America Value Equity Fund, JNL/Red Rocks Listed Private Equity Fund, JNL/Scout Unconstrained Bond Fund, JNL/T. Rowe Price Established Growth Fund, JNL/T. Rowe Price Mid-Cap Growth Fund, JNL/T. Rowe Price Short-Term Bond Fund, JNL/T. Rowe Price Value Fund, JNL/Westchester Capital Event Driven Fund, JNL/WMC Balanced Fund, JNL/WMC Government Money Market Fund (formerly, JNL/WMC Money Market Fund), JNL/WMC Value Fund, JNL/S&P Competitive Advantage Fund, JNL/S&P Dividend Income & Growth Fund, JNL/S&P Intrinsic Value Fund, JNL/S&P Total Yield Fund, JNL/S&P Mid 3 Fund, and JNL/S&P International 5 Fund.

JNL INVESTORS SERIES TRUST: JNL Government Money Market Fund (formerly, JNL Money Market Fund), and JNL/PPM America Low Duration Bond Fund.

JNL VARIABLE FUND: JNL/Mellon Capital DowSM Index Fund, JNL/Mellon Capital Global 30 Fund, JNL/Mellon Capital Nasdaq® 100 Fund, JNL/Mellon Capital S&P® SMid 60 Fund, JNL/Mellon Capital JNL 5 Fund, JNL/Mellon Capital Communications Sector Fund, JNL/Mellon Capital Consumer Brands Sector Fund, JNL/Mellon Capital Financial Sector Fund, JNL/Mellon Capital Healthcare Sector Fund, JNL/Mellon Capital Oil & Gas Sector Fund, and JNL/Mellon Capital Technology Sector Fund.

JNL STRATEGIC INCOME FUND: JNL/PPM America Strategic Income Fund.

1 Corporate Way
Lansing, Michigan 48951

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PROXY STATEMENT
SPECIAL MEETING OF SHAREHOLDERS

June 22, 2017

This proxy statement is furnished in connection with the solicitation by and on behalf of the Board of Trustees (the "Trustees" or the "Board") of each of JNL Series Trust, JNL Investors Series Trust, JNL Variable Fund LLC, and JNL Strategic Income Fund LLC (together, the "Trusts"), of proxies to be voted at a joint Special Meeting (the "Meeting") of shareholders ("Shareholders") of the Trusts' respective portfolios listed above (collectively referred to herein as the "Funds"), to be held on June 22, 2017, at 9:30 a.m. Eastern Time, in the offices of Jackson National Life Insurance Company ("Jackson National"), 1 Corporate Way, Lansing, Michigan 48951, and any adjournment thereof, for the purposes set forth in the accompanying Notice of Joint Special Meeting of Shareholders (the "Notice").

The purpose of the Meeting is to consider and act upon the following proposal and to transact such other business as may properly come before the Meeting or adjournments thereof:

1.	All Shareholders of each Trust: To vote on the election of eleven individuals as Trustees of each Trust.

2.
Shareholders holding Class A Shares of each Fund of the JNL Series Trust, JNL Investors Series Trust, and JNL Variable Fund LLC, voting separately for each Fund: To approve an amended and restated Distribution Plan for the Class A Shares of the Funds.

3.	All Shareholders of the series of JNL Series Trust and JNL Investors Series Trust: To approve an amended and restated Declaration of Trust.

4.
Shareholders of the JNL/Crescent High Income Fund, JNL/DoubleLine® Emerging Market Fixed Income Fund, JNL Disciplined Moderate Fund, JNL Disciplined Moderate Growth Fund, and JNL Disciplined Growth Fund of the JNL Series Trust, voting separately: To approve revisions to a fundamental policy regarding industry concentration.

5.	Shareholders of the JNL Multi-Manager Small Cap Value Fund of the JNL Series Trust: To approve revisions to a fundamental policy regarding oil and gas investments.

6.	Shareholders of the JNL/FPA + DoubleLine® Flexible Allocation Fund of the JNL Series Trust: To approve revisions to a fundamental policy regarding the purchases or sales of physical commodities.

7.	Each Fund's Shareholders of the JNL Investors Series Trust, voting separately: To approve the elimination of a fundamental policy regarding repurchase agreements and warrants.

8.	Each Fund's Shareholders of the JNL Series Trust except for the JNL/Lazard Emerging Markets Fund, voting separately: To approve revisions to a fundamental policy regarding borrowing restrictions.

9.	Shareholders of the JNL/PPM America Total Return Fund of the JNL Series Trust: To approve the elimination of a fundamental policy regarding borrowing restrictions.

10.	To transact such other business as may properly come before the Meeting or any adjournment thereof.

The Notice, this Proxy Statement, and the accompanying voting instructions card were first mailed on or about May 16 , 2017.

Additional Information

Additional information regarding each Trust can be found in each Trust's most recent annual and semi-annual reports to Shareholders.

Each Trust's most recent annual and semi-annual reports to Shareholders, which include financial statements of each Trust as of December 31, 2016 (audited) and June 30, 2016 (unaudited), may be obtained without charge, by calling 1-800-644-4565 (Annuity and Life Service Center), 1-800-599-5651 (NY Annuity and Life Service Center), 1-800-777-7779 (for contracts purchased through a bank or financial institution) or 1-888-464-7779 (for NY contracts purchased through a bank or financial institution), or by writing the JNL Series Trust Service Center, P.O. Box 30314, Lansing, Michigan 48909-7814 or by visiting www.jackson.com.

VOTING INSTRUCTIONS

Quorum and Voting

JNL Series Trust

The Agreement and Declaration of Trust for JNL Series Trust, dated June 1, 1994 ("Declaration of Trust"), provides that 30% of the shares entitled to vote shall be a quorum for the transaction of business at a Shareholders' meeting, except that where any provision of law or of the Declaration of Trust permits or requires that holders of any series or class shall vote as a series or class, then 30% of the aggregate number of shares in that series or class that are entitled to vote shall be necessary to constitute a quorum for the transaction of business by that series or class at a Shareholders' meeting.  The presence of Jackson National and/or Jackson National Life Insurance Company of New York (collectively, the "Insurance Company"), through the presence of an authorized representative, constitutes a quorum.

The JNL Series Trust Declaration of Trust further provides that shares may be voted in person or by proxy. A proxy with respect to shares held in the name of two or more persons shall be valid if executed by any one of them unless at or prior to the exercise of the proxy the Trust receives a specific written notice to the contrary from any one of them.  A proxy purporting to be executed by or on behalf of a Shareholder shall be deemed valid unless challenged at or prior to its exercise, and the burden of proving its invalidity shall rest on the challenger.  At all meetings of Shareholders, unless inspectors of election have been appointed, all questions relating to the qualification of voters and the validity of proxies and the acceptance or rejection of votes shall be decided by the chairman of the meeting.  A proxy shall be revocable at any time prior to its exercise by a written notice addressed to and received by the Secretary of the Trust.  Unless otherwise specified in the proxy, the proxy shall apply to all shares of each Fund owned by the Shareholder.

JNL Investors Series Trust

The Agreement and Declaration of Trust for JNL Investors Series Trust, dated July 28, 2000 ("Declaration of Trust"), provides that 40% of the shares entitled to vote shall be a quorum for the transaction of business at a Shareholders' meeting, and when one or more series or class is to vote as a single class separate from any other shares which are to vote on the same matters as a separate class or classes, 40% of the aggregate number of shares in each class entitled to vote shall constitute a quorum at a Shareholders' meeting.

The JNL Investors Series Trust Declaration of Trust further provides that shares may be voted in person or by proxy. A proxy with respect to shares held in the name of two or more persons shall be valid if executed by any one of them unless at or prior to the exercise of the proxy the Trust receives a specific written notice to the contrary from any one of them.  A proxy purporting to be executed by or on behalf of a Shareholder shall be deemed valid unless challenged at or prior to its exercise, and the burden of proving its invalidity shall rest on the challenger.  At any time when no shares of a Fund or class are outstanding, the Trustees may exercise all rights of Shareholders of that Fund or class with respect to matters affecting that Fund or class and may with respect to that Fund or class take any action required by law, the Declaration of Trust or the By-Laws to be taken by the Shareholders thereof.

JNL Variable Fund LLC
The Amended and Restated Operating Agreement for the JNL Variable Fund LLC, as amended on December 3, 2014, provides that the presence in person or by proxy of members entitled to cast the majority of votes shall constitute a quorum.  Prior to the date upon which the Meeting is to be held, the Board may postpone the Meeting one or more times for any reason by giving notice to each member entitled to vote at the Meeting of the place, date and hour at which the Meeting will be held.  Such notice shall be given not fewer than two (2) days before the date of the Meeting.  The Meeting may be adjourned by the chairperson of the Meeting from time to time to reconvene at the same or some other place as determined by the chairperson of the Meeting for any reason, including failure of the Proposal to receive sufficient votes for approval.  No member vote shall be required for any adjournment.  No notice need be given that the Meeting has been adjourned other than by announcement at the Meeting.  Any business that might have been transacted at the original Meeting may be transacted at any adjourned Meeting.
The Operating Agreement further provides that votes may be cast in person or by proxy.  No proxy shall be valid after eleven months from its date, unless otherwise provided in the proxy. Every proxy shall be in writing, subscribed by the member or the member's duly authorized attorney, and dated, but need not be sealed, witnessed or acknowledged.
JNL Strategic Income Fund LLC
The Amended and Restated Operating Agreement for the JNL Strategic Income Fund LLC, as amended on December 3, 2014, provides that the presence in person or by proxy of members entitled to cast the majority of votes shall constitute a quorum.  Prior to the date upon which the Meeting is to be held, the Board may postpone the Meeting one or more times for any reason by giving notice to each member entitled to vote at the Meeting of the place, date and hour at which the Meeting will be held.  Such notice shall be given not fewer than two (2) days before the date of the Meeting.  The Meeting may be adjourned by the chairperson of the Meeting from time to time to reconvene at the same or some other place as determined by the chairperson of the Meeting for any reason, including failure of the Proposal to receive sufficient votes for approval.  No member vote shall be required for any adjournment.  No notice need be given that the Meeting has been adjourned other than by announcement at the Meeting.  Any business that might have been transacted at the original Meeting may be transacted at any adjourned Meeting.
The Operating Agreement further provides that votes may be cast in person or by proxy.  No proxy shall be valid after eleven months from its date, unless otherwise provided in the proxy. Every proxy shall be in writing, subscribed by the member or the member's duly authorized attorney, and dated, but need not be sealed, witnessed or acknowledged.
Required Vote

A plurality of the votes is sufficient to elect a Trustee and generally, a simple majority of votes cast is sufficient to take or authorize action upon any matter which may be presented for a Shareholder vote, unless more than a simple majority is required by law or the Trust Documents.  Where a vote of the "majority of the outstanding voting securities" of a Fund is required to approve a proposal, it shall mean the lesser of (i) 67% or more of the shares of the Fund entitled to vote thereon present in person or by proxy at the Meeting if holders of more than 50% of the outstanding shares of the Fund are present in person or represented by proxy, or (ii) more than 50% of the outstanding shares of the Fund (a "1940 Act Majority").  If a Shareholder abstains from voting as to any matter, then the shares represented by such abstention will be treated as shares that are present at the Meeting for purposes of determining the existence of a quorum. However, abstentions will be disregarded in determining the "votes cast" on an issue. For this reason, with respect to matters requiring a 1940 Act Majority or affirmative vote of a majority of the total shares outstanding, an abstention will have the effect of a vote against such matters.

Contract Owner Voting Instructions

The JNL Series Trust and the JNL Investors Series Trust are organized as Massachusetts business trusts.  The JNL Variable Fund LLC and the JNL Strategic Income Fund LLC are organized as Delaware limited liability companies.  Interests in the Funds of each Trust are represented by shares.  Shares of each of the Funds currently are sold only to separate accounts of Jackson National or Jackson National Life Insurance Company of New York ("Jackson of NY") to fund the benefits of variable life insurance and variable annuity contracts ("Variable Contracts") issued by Jackson National or Jackson of NY (collectively, the "Insurance Companies"), to qualified employee benefit plans of Jackson National or directly to Jackson National, Jackson of NY or to regulated investment companies.  Although the Insurance Companies legally own all of the shares of each of the Funds held in their respective separate accounts that relate to Variable Contracts, a portion of the value of your Variable Contract is invested by the relevant Insurance Company, as provided in your Variable Contract, in shares of one or more Funds.

You have the right under your Variable Contract to instruct the Insurance Companies how to vote the shares attributable to your Variable Contract.  The Insurance Companies will vote all such shares in accordance with the voting instructions timely given by the owners of Variable Contracts ("Contract Owners") with assets invested in a Fund.  Contract Owners at the close of business on May 1, 2017 (the "Record Date"), will be entitled to notice of the Meeting and to instruct the relevant Insurance Company how to vote at the Meeting or any adjourned session.  Jackson National and Jackson of NY will vote shares owned by themselves or by the qualified plans in proportion to voting instructions timely given by Contract Owners.

Contract Owners may use the enclosed voting instructions form as a ballot to give their voting instructions for those shares attributable to their Variable Contracts as of the Record Date. When a Contract Owner completes the voting instructions form and sends it to the appropriate Insurance Company, that Insurance Company will vote the shares attributable to the Variable Contract of the Contract Owner in accordance with the Contract Owner's instructions. If a Contract Owner merely signs and returns the form, the Insurance Company will vote those shares in favor of the Proposal. If the Contract Owner does not return the form, the Insurance Company will vote those shares in the same proportion as shares for which instructions were received from other Contract Owners.  As a result of proportionate voting, a small number of Contract Owners could determine the outcome of a proposal. The Insurance Companies have fixed the close of business on June 20, 2017, as the last day on which voting instructions will be accepted, other than those provided in person at the Meeting.

Adjournments

Any authorized voting instructions will be valid for any adjournment of the Meeting. If Trust receives an insufficient number of votes to approve one or more proposals, the Meeting may be adjourned to permit the solicitation of additional proxies with respect to such proposal(s). Those persons named as proxies in the voting instructions have the discretion to vote for any such adjournment.  The approval of each of the proposals depends upon whether a sufficient number of votes are cast for each proposal.

The Meeting may be adjourned by the chairperson of the Meeting from time to time to reconvene at the same or some other place as determined by the chairperson of the Meeting for any reason, including failure of the Proposal to receive sufficient votes for approval.  No member vote shall be required for any adjournment.  No notice need be given that the Meeting has been adjourned other than by announcement at the Meeting.  Any business that might have been transacted at the original Meeting may be transacted at any adjourned Meeting.

Revocation of Voting Instructions

Any person giving voting instructions may revoke them at any time prior to exercising them by submitting to the Secretary of the Trust a superseding voting instruction form or written notice of revocation. Voting instructions can be revoked until the Meeting date. Only the Contract Owner executing the voting instructions can revoke them. The Insurance Companies will vote the shares of the Fund in accordance with all properly executed and unrevoked voting instructions.

SUMMARY OF PROPOSALS

Proposals	Funds entitled to vote
1. To vote on the election of eleven individuals as Trustees of each of the Trusts.	JNL Series Trust: Each Fund's Shareholders JNL Investors Series Trust: Each Fund's Shareholders JNL Variable Fund LLC: Each Fund's Shareholders JNL Strategic Income Fund LLC: Each Fund's Shareholders
2. To approve an amended and restated Distribution Plan for the Class A Shares of the Funds.
JNL Series Trust: Each Fund's Class A Shareholders, voting separately
JNL Investors Series Trust: Each Fund's Class A Shareholders, voting separately
JNL Variable Fund LLC: Each Fund's Class A Shareholders, voting separately

3. To approve an amended and restated Declaration of Trust.	JNL Series Trust: Each Fund's Shareholders JNL Investors Series Trust: Each Fund's Shareholders
4. To approve revisions to a fundamental policy regarding industry concentration.
Shareholders of the JNL/Crescent High Income Fund, JNL/DoubleLine® Emerging Market Fixed Income Fund, JNL Disciplined Moderate Fund, JNL Disciplined Moderate Growth Fund, and JNL Disciplined Growth Fund of the JNL Series Trust, voting separately

5. To approve revisions to a fundamental policy regarding oil and gas investments.	Shareholders of the JNL Multi-Manager Small Cap Value Fund of the JNL Series Trust
6. To approve revisions to a fundamental policy regarding the purchases or sales of physical commodities.	Shareholders of the JNL/FPA + DoubleLine® Flexible Allocation Fund of the JNL Series Trust
7. To approve the elimination of a fundamental policy regarding repurchase agreements and warrants.	Each Fund's Shareholders of the JNL Investors Series Trust, voting separately
8. To approve revisions to a fundamental policy regarding borrowing restrictions.	Each Fund's Shareholders of the JNL Series Trust except for the JNL/Lazard Emerging Markets Fund, voting separately
9. To approve the elimination of a fundamental policy regarding borrowing restrictions.	Shareholders of the JNL/PPM America Total Return Fund of the JNL Series Trust

PROPOSAL 1: TO VOTE ON THE ELECTION OF ELEVEN INDIVIDUALS AS TRUSTEES OF EACH OF THE TRUSTS.

Introduction

At a Board meeting held on March 2-3, 2017, the Board of Trustees (the "Board") of each Trust determined that it would be in the best interests of each Trust and its shareholders to elect the proposed slate of Trustees, including one Interested Trustee, Mark D. Nerud, and ten independent Trustees.  Information on the Trustees is provided below.

Required Vote

Nominees shall be elected by an affirmative vote of a plurality of the shares, present in person or represented by proxy at the Meeting.  It is the intention of the persons named in the enclosed proxy to vote the shares represented by them for the election of the nominees listed below unless the proxy is marked otherwise.

Structure of the Board

Currently, the Board of Trustees for each Trust consists of ten members.  Nine of the current Trustees are "Independent Trustees," i.e., they are not "interested persons" of any of the Trusts as defined in the Investment Company Act of 1940, as amended (the "1940 Act").  One of the Trustees (Mr. Nerud) is considered to be an "interested person" of each of the Trusts. Under the proposed structure, the Board will consist of eleven members, one of whom would be an "interested person" and ten of whom would be Independent Trustees.  As of December 31, 2017, Mr. McLellan, an Independent Trustee, is expected to retire from the Board. Eric O. Anyah and Mark S. Wehrle, are being nominated as new Independent Trustees for the Trusts. The effective date of this election of Trustees is January 1, 2018.

Shareholders of each of the Trusts can communicate directly with the Board of Trustees by writing to the Chair of the Board, William J. Crowley, Jr., P.O. Box 30902, Lansing, Michigan 48909-8402.  Shareholders will also be able to communicate with an individual trustee by writing to that trustee at P.O. Box 30902, Lansing, Michigan 48909-8402.  Such communications to the Board or individual trustee will not be screened before being delivered to the addressee.

At the March 2-3, 2017 Board meeting, the Board approved resolutions calling for this Joint Special Meeting of Shareholders for the purpose, among other things, of electing the proposed Trustees.

A shareholder using the enclosed voting instruction form may authorize the proxies to vote for all or any of the Trustees or may withhold from the proxies authority to vote for all or any of the Trustees. In the event a vacancy occurs on the Board by reason of death, resignation or a reason other than removal by the shareholders, the remaining Trustees shall appoint a person to fill the vacancy.

The following tables list the Trustees and officers of each of the Trusts, and provide their present positions and principal occupations during the past five years. The following tables also list the number of portfolios overseen by the each Trustee and other directorships of public companies or other registered investment companies held by them.

The Board of Trustees of the Jackson Variable Series Trust ("JVST") has approved a unification (the "Board Unification"), which would result in the same individuals serving on the Board of Trustees for JVST as all the other mutual funds advised by Jackson National Asset Management, LLC ("JNAM" or the "Adviser").  This Board Unification will be considered for approval by the JVST Funds' shareholders at a meeting scheduled to take place on June 22, 2017.  The Board Unification is intended to be effective as of January 1, 2018. If the Board Unification is consummated, the Fund Complex will consist of each of the following investment companies:  JNL Series Trust ("JNLST") (103 portfolios), JNL Investors Series Trust ("JNLIST") (2 portfolios), JNL Variable Fund LLC ("JNLVF") (11 portfolios), JNL Strategic Income Fund LLC ("JNLSIF") (1 portfolio), and JVST (33 portfolios).

Independent Trustee Nominees

Name, Address and (Age)	Position(s) Held with Each Trust (Length of Service)	Number of Portfolios in Fund Complex Trustee Nominee Would Oversee if Elected
Independent Trustees
Michael Bouchard (61) 1 Corporate Way Lansing, MI 48951	Trustee [1] (4/2000 to present)	150 [3]
Principal Occupation(s) During Past 5 Years: Sheriff, Oakland County, Michigan (1/1999 to present)
Other Directorships Held by Trustee During Past 5 Years: None
Ellen Carnahan (61) 1 Corporate Way Lansing, MI 48951	Trustee [1] (12/2013 to present)	150 [3]
Principal Occupation(s) During Past 5 Years: Principal, Machrie Enterprises LLC (venture capital firm) (7/2007 to present)
Other Directorships Held by Trustee During Past 5 Years:
Director, Paylocity (11/2016 to present); Director and Audit Committee Member, ENOVA International Inc. (5/2015 to present); Director (5/2003 to 6/2015), Governance Committee Member (5/2003 to 5/2013), Governance Committee Chair (5/2010 to 5/2013), Finance Committee Member (5/2003 to 5/2013), Audit Committee Member (5/2003 to 6/2015), Environmental Committee Member (5/2013 to 6/2015), Integrys Energy Group

William J. Crowley, Jr. (71) 1 Corporate Way Lansing, MI 48951	Chair of the Board [2] (1/2014 to present) Trustee [1] (1/2007 to present)	150 [3]
Principal Occupation(s) During Past 5 Years: Board Member of a corporate board (see below) (7/2009 to 7/2016)
Other Directorships Held by Trustee During Past 5 Years: Director (7/2009 to 7/2016), Alpha Natural Resources
Michelle Engler (59) 1 Corporate Way Lansing, MI 48951	Trustee [1] (4/2000 to present)	150 [3]
Principal Occupation(s) During Past 5 Years: Attorney (1983 to present)
Other Directorships Held by Trustee During Past 5 Years: None
John Gillespie (63) 1 Corporate Way Lansing, MI 48951	Trustee [1] (12/2013 to present)	150 [3]
Principal Occupation(s) During Past 5 Years:
Chief Financial Advisor, Yosi, Inc. (healthcare services) (1/2017 to present); Entrepreneur-in-Residence, UCLA Office of Intellectual Property (2/2013 to present); Investor, Business Writer, and Advisor (10/2006 to present)

Other Directorships Held by Trustee During Past 5 Years: None
William R. Rybak (66) 1 Corporate Way Lansing, MI 48951	Trustee [1] (1/2007 to present)	150 [3]
Principal Occupation(s) During Past 5 Years: Retired private investor (5/2000 to present); Board Member of various corporate boards (see below) (2002 to present)
Other Directorships Held by Trustee During Past 5 Years:
Director (2010 to present), Board Chair (2/2016 to present), Audit Committee Chair (2012 to present), Christian Brothers Investment Services, Inc.; Trustee (10/2012 to present) and Chair Emeritus (5/2009 to present), Lewis University; Director (2002 to present) and Governance Committee Chair (2004 to present), each of the Calamos Mutual Funds and Closed-End Funds; Director (12/2003 to present), Audit Committee Chair (5/2013 to present), Business Risk Committee Chair (5/2009 to 5/2013), PrivateBancorp Inc.

Edward Wood (61) 1 Corporate Way Lansing, MI 48951	Trustee [1] (12/2013 to present)	150 [3]
Principal Occupation(s) During Past 5 Years: Chief Operating Officer, McDonnell Investment Management, LLC (8/2010 to 4/2015)
Other Directorships Held by Trustee During Past 5 Years: None
Patricia A. Woodworth (62) 1 Corporate Way Lansing, MI 48951	Trustee [1] (1/2007 to present)	150 [3]
Principal Occupation(s) During Past 5 Years: Vice President, Chief Financial Officer, and Chief Operating Officer, The J. Paul Getty Trust (philanthropic organization) (12/2007 to present)
Other Directorships Held by Trustee During Past 5 Years: None
Eric O. Anyah (51) 1 Corporate Way Lansing, MI 48951	Trustee [1] (1/2018 to present)	150 [3]
Principal Occupation(s) During Past 5 Years:
Chief Financial Officer, The Museum of Fine Arts, Houston (10/2013 to present); Executive Vice President & Chief Financial Officer, The Art Institute of Chicago (11/2008 to 09/2013)

Other Directorships Held by Trustee During Past 5 Years: None
Mark S. Wehrle (60) 1 Corporate Way Lansing, MI 48951	Trustee [1] (1/2018 to present)	150 [3]
Principal Occupation(s) During Past 5 Years: Real Estate Broker, Broker's Guild (4/2011 to present); Adjunct Professor of Accounting, University of Denver School of Accountancy (1/2011 to 6/2014)
Other Directorships Held by Trustee During Past 5 Years: Trustee, JVST (7/2013 to present); Trustee, Curian Series Trust (7/2013 to 2/2016); Trustee, Delta Dental of Colorado (1/2012 to present)

[1] The Independent Trustees are elected to serve for an indefinite term.
[2] The Board Chairperson may be reelected for a second three-year term. If the Board Chairperson has served two consecutive terms, he or she may not serve again as the Board Chairperson, unless at least one year has elapsed since the end of his or her second consecutive term as Board Chairperson.

3 As of January 1, 2018, subject to shareholder approval through a separate proxy for Jackson Variable Series Trust ("JVST"), the JNL Fund Complex will be expanded to include the series of JVST. The total of 150 funds includes those funds of JVST.

Interested Trustee Nominee

Name, Address and (Age)	Position(s) Held with Each Trust (Length of Time Served)	Number of Portfolios in Fund Complex Trustee Nominee Would Oversee if Elected
Interested Trustee
Mark D. Nerud (50) [1] 1 Corporate Way Lansing, MI 48951	Trustee [2] (01/2007 to present) President and Chief Executive Officer (12/2006 to present)	150 [3]
Principal Occupation(s) During Past 5 Years:
Chief Executive Officer of JNAM (1/2010 to present); President of JNAM (1/2007 to present); Managing Board Member of JNAM (5/2015 to present); President and Chief Executive Officer of Curian Series Trust (8/2014 to 2/2016); Managing Board Member of Curian Capital, LLC (1/2011 to 4/2015); Managing Board Member of Curian Clearing LLC (1/2011 to 4/2015); President and Chief Executive Officer of other investment companies advised by JNAM (12/2006 to present)

Other Directorships Held by Trustee During Past 5 Years: Trustee, Jackson Variable Series Trust (4/2015 to present)

[1] Mark Nerud is an "interested person" of each Trust due to his position with Jackson National Asset Management, LLC.
[2] The interested Trustee is elected to serve for an indefinite term.
3 As of January 1, 2018, subject to shareholder approval through a separate proxy for Jackson Variable Series Trust ("JVST"), the JNL Fund Complex will be expanded to include the series of JVST. The total of 150 funds includes those funds of JVST.

Current Officers

Name, Address and (Age)	Position(s) Held with Each Trust (Length of Time Served)
Officers
Emily J. Bennett (33) 1 Corporate Way Lansing, MI 48951	Assistant Secretary (05/2012 to present)
Principal Occupation(s) During Past 5 Years:
Associate General Counsel of JNAM (3/2016 to present); Senior Attorney of JNAM (10/2013 to 3/2016); Attorney of JNAM (11/2011 to 10/2013); Assistant Secretary of other investment companies advised by JNAM (3/2016 to present and 5/2012 to present); Assistant Secretary of Curian Series Trust (5/2012 to 2/2016)

Kelly L. Crosser (44) 1 Corporate Way Lansing, MI 48951	Assistant Secretary (9/2007 to present)
Principal Occupation(s) During Past 5 Years:
Manager of Legal Regulatory Filings and Print, Jackson National Life Insurance Company ("Jackson") (12/2013 to present); Senior Compliance Analyst of Jackson (4/2007 to 12/2013); Assistant Secretary of other investment companies advised by JNAM (8/2012 to present, 10/2011 to present, and 9/2007 to present); Assistant Secretary of Curian Series Trust (11/2010 to 2/2016)

Steven J. Fredricks (46) 1 Corporate Way Lansing, MI 48951	Chief Compliance Officer (1/2005 to present) Anti-Money Laundering Officer (12/2015 to present)
Principal Occupation(s) During Past 5 Years:
Chief Compliance Officer of JNAM (1/2005 to present); Senior Vice President of JNAM (2/2013 to present); Chief Compliance Officer of other investment companies advised by JNAM (8/2012 to present and 1/2005 to present); Anti-Money Laundering Officer of other investment companies advised by JNAM (12/2015 to present); Chief Compliance Officer of Curian Series Trust (10/2011 to 5/2012)

William Harding (42) 1 Corporate Way Lansing, MI 48951	Vice President (11/2012 to present)
Principal Occupation(s) During Past 5 Years:
Senior Vice President and Chief Investment Officer of JNAM (6/2014 to present); Vice President of JNAM (10/2012 to 6/2014); Vice President of Curian Capital, LLC (2/2013 to 4/2015); Vice President of other investment companies advised by JNAM (5/2014 to present and 11/2012 to present); Vice President of Curian Series Trust (5/2014 to 2/2016); Head of Manager Research, Morningstar Associates (8/2011 to 10/2012)

Karen J. Huizenga (52) 1 Corporate Way Lansing, MI 48951	Assistant Treasurer (12/2008 to present)
Principal Occupation(s) During Past 5 Years:
Vice President – Financial Reporting of JNAM (7/2011 to present); Assistant Treasurer of other investment companies advised by JNAM (8/2012 to present, 10/2011 to present, and 12/2008 to present); Assistant Treasurer of Curian Series Trust (11/2010 to 2/2016)

Daniel W. Koors (46) 1 Corporate Way Lansing, MI 48951	Vice President (12/2006 to present) Treasurer and Chief Financial Officer (9/2016 to present)
Principal Occupation(s) During Past 5 Years:
Senior Vice President of the Adviser (1/2009 to present) and Chief Operating Officer of the Adviser (4/2011 to present); Chief Financial Officer of the Adviser (1/2007 to 4/2011); Treasurer and Chief Financial Officer (Principal Financial Officer) of other Investment Companies advised by Curian Capital, LLC (11/2010 to 2/2016); Vice President of other Investment Companies advised by the Adviser (12/2006 to present); Treasurer and Chief Financial Officer of other Investment Companies advised by the Adviser (12/2006 to 11/2011; 9/2016 to present)

Kristen K. Leeman (41) 1 Corporate Way Lansing, MI 48951	Assistant Secretary (6/2012 to present)
Principal Occupation(s) During Past 5 Years:
Regulatory Analyst of Jackson (2/2014 to present); Senior Paralegal of Jackson (3/2006 to 2/2014); Assistant Secretary of other investment companies advised by JNAM (8/2012 to present and 6/2012 to present)

Michael Piszczek (59) 1 Corporate Way Lansing, MI 48951	Vice President (11/2007 to present)
Principal Occupation(s) During Past 5 Years:
Vice President – Tax of JNAM (7/2011 to present); Vice President of other investment companies advised by JNAM (8/2012 to present, 10/2011 to present, and 11/2007 to present); Vice President of Curian Series Trust (11/2010 to 2/2016)

Susan S. Rhee (45) 1 Corporate Way Lansing, MI 48951	Vice President, Counsel and Secretary (2/2004 to present)
Principal Occupation(s) During Past 5 Years:
Senior Vice President and General Counsel of JNAM (1/2010 to present); Secretary of JNAM (11/2000 to present); Vice President, Counsel (Chief Legal Officer), and Secretary of other investment companies advised by JNAM (8/2012 to present, 10/2011 to present, and 2/2004 to present); Vice President, Chief Legal Officer, and Secretary of Curian Series Trust (11/2010 to 2/2016)

The officers of each Trust serve for one year or until their respective successors are chosen. Each Trust's officers currently receive no compensation from any Trust, but are also employees of JNAM and certain of its affiliates and receive compensation in such capacities.
Board of Trustees Leadership and Committee Structure

During each Trust's last fiscal year ended December 31, 2016, the Board held a total number of 4 meetings.  No Trustee attended less than 75% of the meetings held in 2016. A Trustee is permitted to attend Board Meetings telephonically, if the Trustee receives approval from the Chair of the Board. A Trustee automatically will be ineligible for re-nomination to the Board, and the Board will request his or her resignation, if for health or any other reason the individual fails to participate, over any eighteen-month period, in (1) three consecutive regularly scheduled in-person meetings of the Board or (2) four in-person meetings of the Board. The Board is responsible for oversight of each Trust, including risk oversight and oversight of Trust management.  The Board currently consists of nine Trustees who are not 'interested persons' of the Trusts (the "Independent Trustees").  The Independent Trustees have retained outside independent legal counsel and meet at least quarterly with that counsel in executive session without the interested Trustee and management.

The Chairman of the Board, Mr. Crowley, is an Independent Trustee.  The Chairman presides at all meetings of the Board at which the Chairman is present.  The Chairman exercises such powers as are assigned to him or her by each Trust's organizational and operating documents and by the Board, which may include acting as a liaison with service providers, attorneys, the Trust's officers, including the Chief Compliance Officer and other Trustees between meetings.

The Board has established a committee structure to assist in overseeing the Trusts.  The Board has established an Audit Committee, a Governance Committee, and three Investment Committees.  Each Committee is comprised exclusively of Independent Trustees, with the exception of one of the Investment Committees, which has the Interested Trustee as a member, and each is chaired by one or more different Independent Trustees.  The independent chairperson(s) of each committee, among other things, facilitates communication among the Independent Trustees, Trust management, service providers, and the full Board.  The Trusts have determined that the Board's leadership structure is appropriate given the specific characteristics and circumstances of the Trusts, including, without limitation, the number of Funds that comprise the Trusts, the net assets of each Trust and the Trust's business and structure because it allows the Board to exercise oversight in an orderly and efficient manner.

The Audit Committee consists of five members, each of whom is an Independent Trustee Nominee: Messrs. Crowley, Rybak, Wood, and Mesdames. Carnahan and Engler.  Mr. Rybak serves as Chair of the Audit Committee.  Mr. Crowley is an ex-officio member of the Audit Committee.  The functions performed by the Audit Committee include assisting the Board of Trustees in fulfilling its oversight responsibilities by providing oversight with respect to the preparation and review of the financial reports and other financial information provided by the Trust to the public or government agencies.  The Audit Committee is also responsible for the selection, subject to ratification by the Board, of the Trust's independent auditor, and for the approval of the auditor's fee.  The Audit Committee reviews each Trust's internal controls regarding finance, accounting, legal compliance and each Trust's auditing, accounting and financial processes generally.  The Audit Committee also serves as the Trusts' "Qualified Legal Compliance Committee," for the confidential receipt, retention, and consideration of reports of evidence of material violations under rules of the SEC.  The Audit Committee had four meetings in the last fiscal year-ended 2016.

The Governance Committee currently consists of five members, each of whom is an Independent Trustee Nominee: Messrs. Bouchard, Crowley, Gillespie and McLellan and Ms. Woodworth.  Mr. Bouchard serves as Chair of the Governance Committee.  Mr. Crowley is an ex-officio member of the Governance Committee.  Mr. McLellan will remain on the Governance Committee until his retirement on December 31, 2017.  The Governance Committee is responsible for, among other things, the identification, evaluation and nomination of potential candidates to serve on the Board.  The Governance Committee also accepts trustee nominations from shareholders.  The Governance Committee had four meetings in the last fiscal year-ended 2016.

The Investment Committees consist of all of the members of the Board.  Mesdames Carnahan and Woodworth and Mr. Crowley are members of Investment Committee A, and Ms. Carnahan serves as Chair of Investment Committee A.  Messrs. Bouchard, Nerud, and Wood and Ms. Engler are members of Investment Committee B, and Mr. Wood serves as Chair of Investment Committee B.  Messrs. Gillespie, McLellan and Rybak are members of Investment Committee C, and Mr. Gillespie serves as Chair of Investment Committee C. Mr. McLellan will remain on the Governance Committee until his retirement on December 31, 2017.  The Investment Committees are responsible for reviewing the performance of the Funds.  Each Committee meets at least four times per year and reports the results of its review to the full Board at each regularly scheduled Board meeting.  The Investment Committees had four meetings in the last fiscal year-ended 2016.

Risk Oversight

Consistent with its general oversight responsibilities, the Board oversees risk management of each Fund.  The Board administers its risk oversight function in a number of ways, both at the Board level and through its Committee structure, as deemed necessary and appropriate at the time in light of the specific characteristics or circumstances of the Funds.  As part of its oversight of risks, the Board or its Committees receive and consider reports from a number of parties, such as the Adviser, the sub-advisers, portfolio managers, the Trust's independent registered public accountants, the Trust's officers, including the Chief Compliance Officer, Jackson executives and outside counsel.  The Board also adopts and periodically reviews policies and procedures intended to address risks and monitors efforts to assess the effectiveness of the implementation of the policies and procedures in addressing risks.  It is possible that, despite the Board's oversight of risk, not all risks will be identified, mitigated or addressed.  Further, certain risks may arise that were unforeseen.

Certain Positions of Independent Trustees and their Family Members

As of May 1, 2017 [to be updated by amendment], none of the Independent Trustees, nor any member of an Independent Trustee's immediate family, held a position (other than the Independent Trustee's position as such with the Trust) including as officer, employee, director or general partner during the two most recently completed calendar years with (i) any Fund, and/or (ii) an investment company, or a person that would be an investment company but for the exclusion provided by sections 3(c)(1) and 3(c)(7) of the 1940 Act, having the same investment adviser or principal underwriter as any Fund or having an investment adviser or principal underwriter that directly or indirectly controls, is controlled by, or is under common control with an investment adviser or principal underwriter of any Fund; (iii) an investment adviser, principal underwriter or affiliated person of any Fund; or (iv) any person directly or indirectly controlling, controlled by, or under common control with an investment adviser or principal underwriter of any Fund.

Ownership of Trustees of Shares in the Funds of the Trust

As is described in the Prospectus, shares in the Funds of the Trust are sold only to Jackson National Life Insurance Company and Jackson National Life Insurance Company of New York and to Jackson qualified and non-qualified retirements plans.  Therefore, as of May 1, 2017 [to be updated by amendment], none of the Trustees beneficially owned interests in shares of the Funds.

Ownership by Independent Trustees of Interests in Certain Affiliates of the Trust

As of May 1, 2017 [to be updated by amendment], none of the Independent Trustees, nor any member of an Independent Trustee's immediate family, owned beneficially or of record any securities in an adviser or principal underwriter of any Fund, or a person directly or indirectly controlling or under common control with an investment adviser or principal underwriter of any Fund.

Trustee Compensation

As of January 1, 2017, each Independent Trustee Nominee is paid by the Funds an annual retainer of $205,000, as well as a fee of $13,500 for each in-person meeting of the Board attended.  For each telephonic meeting of the Board attended, each Independent Trustee Nominee is paid a fee of $5,000. The Chairman of the Board of Trustees receives an additional annual retainer of $85,000.  The Chair of the Audit Committee receives an additional annual retainer of $25,000 for his services in that capacity.  The members of the Audit Committee, including the Chair, receive $3,500 for each in-person or telephonic Audit Committee meeting attended.  The Chair of the Governance Committee receives an additional annual retainer of $20,000 for his services in that capacity.  The members of the Governance Committee, including the Chair, receive $3,000 for each in-person or telephonic Governance Committee meeting attended. The Chair of each Investment Committee receive an additional annual retainer of $15,000 for his or her services in that capacity.  The Investment Committee shall have telephonic meetings twice per year. The members of each Investment Committee shall receive $3,000 per telephonic Investment Committee meeting. If an Independent Trustee Nominee participates in an in-person Board meeting by telephone, the Independent Trustee Nominee will receive half of the meeting fee.

The Independent Trustees receive $2,500 per day plus travel expenses when traveling, on behalf of a Fund, out of town on Fund business (which, generally, does not include attending educational sessions or seminars).  However, if a Board or Committee meeting is held out of town, Independent Trustee Nominees will not receive the "per diem" fee plus the Board or Committee fee for such out of town meeting, but rather will receive the greater of $2,500 or the meeting fee.

Set forth in the table below is information regarding the compensation paid to the Independent Trustees for the most recently completed fiscal year ended December 31, 2016.

Trustee	Aggregate Compensation from JNLST	Aggregate Compensation from JNLIST	Aggregate Compensation from JNLVF	Aggregate Compensation from JNLSIF	Pension or Retirement Benefits Accrued As Part of Trust Expenses	Estimated Annual Benefits Upon Retirement	Total Compensation from Fund Complex for the Fiscal Year Ended December 31, 2016[1]
Michael Bouchard	$245,040	$6,460	$21,330	$170	$0	$0	$273,000 [3]
Ellen Carnahan	$239,654	$6,318	$20,862	$166	$0	$0	$267,000 [4]
William J. Crowley, Jr.[2]	$291,714	$7,690	$25,393	$203	$0	$0	$325,000 [5]
Michelle Engler	$230,679	$6,081	$20,080	$160	$0	$0	$257,000
John Gillespie	$228,883	$6,034	$19,924	$159	$0	$0	$255,000 [6]
Richard McLellan	$230,004	$6,064	$20,022	$160	$0	$0	$256,250
William R. Rybak	$253,117	$6,673	$22,034	$176	$0	$0	$282,000
Edward Wood	$239,654	$6,318	$20,862	$166	$0	$0	$267,000 [7]
Patricia Woodworth	$223,273	$5,886	$19,436	$155	$0	$0	$248,750 [8]
Eric O. Anyah[9]	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Mark S. Wehrle [9]	N/A	N/A	N/A	N/A	N/A	N/A	N/A

[1]
The fees paid to the Independent Trustees are paid for combined service on the Boards of the JNLST, JNLIST, JNLVF, and JNLSIF (the "Fund Complex").  The fees are allocated to the Funds and affiliated investment companies on a pro-rata basis based on net assets.  The total fees paid to all the Independent Trustees is $2,431,000.

[2]	Mr. Crowley is an ex officio member of the Governance Committee and the Audit Committee. Therefore, he does not receive any compensation as a member of these Committees.
[3]	Amount includes $27,300 deferred by Mr. Bouchard.
[4]	Amount includes $133,500 deferred by Ms. Carnahan.
[5]	Amount includes $287,625 deferred by Mr. Crowley.
[6]	Amount includes $127,500 deferred by Mr. Gillespie.
[7]	Amount includes $66,750 deferred by Mr. Wood.
[8]	Amount includes $185,000 deferred by Ms. Woodworth.
[9]	Mr. Anyah and Mr. Wehrle are expected to begin serving on the Board effective January 1, 2018, and therefore did not earn any compensation during the fiscal year ended December 31, 2016.

The Trusts have not adopted any plan providing pension or retirement benefits for the Trustees.

Selection of Trustee Nominees

As outlined in each Trust's Statement of Additional Information, the Board is responsible for considering Trustee nominees at such times as it considers electing new Trustees to the Board.  The Governance Committee, on behalf of the Board, leads the Board in its consideration of Trustee candidates.  The Board and Governance Committee may consider recommendations by business and personal contacts of current Board members and by executive search firms which the Board or the Governance Committee may engage from time to time and will also consider shareholder recommendations.  The Board has not established specific, minimum qualifications that it believes must be met by a Trustee nominee.  In evaluating Trustee nominees, the Board and the Governance Committee consider, among other things, an individual's background, skills, and experience; whether the individual is an "interested person" as defined in the 1940 Act; and whether the individual would be deemed an "audit committee financial expert" within the meaning of applicable SEC rules.  The Board and the Governance Committee also consider whether the individual's background, skills, and experience will complement the background, skills, and experience of other nominees and will contribute to the diversity of the Board.  There are no differences in the manner in which the Board and the Governance Committee evaluate nominees for Trustee based on whether the nominee is recommended by a shareholder.

A shareholder who wishes to recommend a Trustee nominee should submit his or her recommendation in writing to the Chair of the Governance Committee, Mr. Bouchard, at P.O. Box 30902, Lansing, Michigan 48909-8402.  At a minimum, the recommendation should include:

•	The name, address, date of birth and business, educational, and/or other pertinent background of the person being recommended;

•	A statement concerning whether the person is an "interested person" as defined in the 1940 Act;

•	Any other information that the Funds would be required to include in a proxy statement, under applicable SEC rules, concerning the person if he or she was nominated; and

•
The name and address of the person submitting the recommendation, together with an affirmation of the person's investment, via insurance products, in the Funds and the period for which the shares have been held.

The recommendation also can include any additional information which the person submitting it believes would assist the Board and the Governance Committee in evaluating the recommendation.

Shareholders should note that a person who owns securities issued by Prudential plc (the ultimate parent company of the Funds' investment adviser and distributor) would be deemed an "interested person" under the 1940 Act.  In addition, certain other relationships with Prudential plc or its subsidiaries, with registered broker-dealers, or with the Funds' outside legal counsel may cause a person to be deemed an "interested person."

Before the Governance Committee decides to nominate an individual as a Trustee, Board members customarily interview the individual in person.  In addition, the individual customarily is asked to complete a detailed questionnaire which is designed to elicit information that must be disclosed under SEC and stock exchange rules and to determine whether the individual is subject to any statutory disqualification from serving as a trustee of a registered investment company. For a copy of the Governance Committee Charter, please refer to Exhibit A.

Additional Information Concerning the Trustees

Below is a discussion, for each Trustee, of the particular experience, qualifications, attributes or skills that led to the conclusion that the Trustee should serve as a Trustee.  The Board monitors its conclusions in light of information subsequently received throughout the year and considers its conclusions to have continuing validity until the Board makes a contrary determination.  In reaching its conclusions, the Board considered various facts and circumstances and did not identify any factor as controlling, and individual Trustees may have considered additional factors or weighed the same factors differently.

Interested Trustee

Mark D. Nerud. Mr. Nerud has 29 years of experience with investment companies and advisers.  He is President and CEO of the Adviser, and President and CEO of other investment companies advised by the Adviser.  Mr. Nerud also served as Vice President – Fund Accounting & Administration of Jackson for ten years.  Mr. Nerud is the former Chief Financial Officer of the Adviser and of other investment companies advised by the Adviser.  Mr. Nerud has a Bachelor of Arts in Economics from St. Olaf College.

The Board considered Mr. Nerud's various roles and executive experience with JNAM, his executive experience, financial and accounting experience, academic background, his experience as Trustee of JVST, and his approximately ten years of experience as Trustee of the JNL Funds.

Independent Trustees

Eric O. Anyah.  Mr. Anyah is the Chief Financial Officer of The Museum of Fine Arts, Houston.  Mr. Anyah has a Bachelor's degree from University of Illinois at Chicago, where he majored in History of Art and Architecture and a Master of Science in Accounting also from the University of Illinois at Chicago.

The Board considered Mr. Anyah's executive experience, as well as his accounting and business experience.

Michael Bouchard.  Mr. Bouchard is currently Sheriff of Oakland County Michigan.  Mr. Bouchard has a Bachelor's degree from Michigan State University, where he majored in criminal justice and police administration.

The Board considered Mr. Bouchard's executive experience, academic background, and his approximately sixteen years of experience as Trustee of the JNL Funds.

Ellen Carnahan.   Ms. Carnahan is a Principal of Machrie Enterprises LLC. Ms. Carnahan was formerly a Managing Director of William Blair Capital Management LLC. Ms. Carnahan is a board member of several corporate and philanthropic boards. Ms. Carnahan received a Bachelor of Business Administration from the University of Notre Dame and a Master's of Business Administration from the University of Chicago.

The Board considered Ms. Carnahan's executive experience, financial experience, academic background, and board experience with other companies and philanthropic organizations, as well as her three years of experience as Trustee of the JNL Funds.

William J. Crowley, Jr.  Mr. Crowley is the Chairperson of the Board beginning in January 2014. Mr. Crowley formerly served as Managing Partner (Baltimore Office) of Arthur Andersen, and served on various corporate boards from 2003 to 2016. Mr. Crowley has a Bachelor of Arts and a Master's in Business Administration from Michigan State University.

The Board considered Mr. Crowley's accounting and financial experience, board experience with other companies, academic background, and his approximately ten years of experience as Trustee of the JNL Funds.

Michelle Engler. Ms. Engler was the Chairperson of the Board from January 2011 through December 2013.  Ms. Engler is a practicing attorney.  Ms. Engler is a former director of Federal Home Loan Mortgage Corporation.  Ms. Engler received her Bachelor's degree in Government at the University of Texas and is a graduate of the University of Texas Law School.

The Board considered Ms. Engler's executive experience, board experience with a financial company, academic background, legal training and practice, and her approximately sixteen years of experience as Trustee of the JNL Funds, including three years as Chairperson of the Board.

John Gillespie.   Mr. Gillespie is Chief Financial Advisor of Yosi, Inc., and is also a professional business speaker and a writer for Simon & Schuster and the New Yorker magazine. Mr. Gillespie was formerly the Chief Financial Officer and Executive Vice President for the Mentor Network. Mr. Gillespie is a board member of several philanthropic boards. Mr. Gillespie received a Bachelor of Arts from Harvard College and a Master's of Business Administration from Harvard Business School.

The Board considered Mr. Gillespie's executive experience, financial experience, academic background, and board experience with philanthropic organizations, as well as his three years of experience as Trustee of the JNL Funds.

William R. Rybak. Mr. Rybak formerly served as Chief Financial Officer of Van Kampen Investments and is a Board Member of several corporate boards, including another mutual fund company.  Mr. Rybak has a Bachelor of Arts degree in Accounting from Lewis University and a Master's of Business Administration from the University of Chicago.

The Board considered Mr. Rybak's board experience with other companies, financial experience, academic background and approximately ten years of experience as Trustee of the JNL Funds.

Mark S. Wehrle.  Mr. Wehrle has over 32 years of general business experience, including specific experience with accounting, auditing, internal controls and financial reporting that he gained as an audit partner with Deloitte & Touche serving financial services entities, including mutual funds.

The Board considered Mr. Wehrle's accounting, auditing and business experience. They further noted that Mr. Wehrle has been a Trustee of the JVST since July 2013.

Edward Wood.  Mr. Wood formerly served as Chief Operating Officer of McDonnell Investment Management, LLC. Mr. Wood also was formerly President and Principal Executive Officer of the Van Kampen family of mutual funds, Chief Administrative Officer of Van Kampen Investments and Chief Operating Officer of Van Kampen Funds, Inc. Mr. Wood received a Bachelor of Science from the Wharton School of the University of Pennsylvania.

The Board considered Mr. Wood's executive experience, financial and accounting experience and academic background, as well as his three years of experience as Trustee of the JNL Funds.

Patricia A. Woodworth. Ms. Woodworth is Vice President, Chief Financial Officer and Chief Operating Officer of The J. Paul Getty Trust, and was formerly the Executive Vice President for Finance and Administration and the Chief Financial Officer of the Art Institute of Chicago.  Ms. Woodworth has a Bachelor of Arts from the University of Maryland.

The Board considered Ms. Woodworth's executive experience, financial experience, academic background, and approximately ten years of experience as Trustee of the JNL Funds.

Information Concerning the Trust's Independent Registered Public Accounting Firm

Each Trust's Independent Registered Public Accounting Firm will remain KPMG LLP.  KPMG LLP, 200 E. Randolph Street, Chicago, Illinois 60601, will continue to audit and report on each Trust's annual financial statements and will perform other professional accounting, auditing, tax, and advisory services when engaged to do so.  Information regarding KPMG LLP is set forth in Exhibit B.

Required Vote

Nominees shall be elected by an affirmative vote of a plurality of the shares of each Fund , present in person or represented by proxy at the Meeting.  It is the intention of the persons named in the enclosed proxy to vote the shares represented by them for the election of the nominees listed below unless the proxy is marked otherwise.

THE BOARD OF TRUSTEES, INCLUDING THE INDEPENDENT TRUSTEES, RECOMMENDS THAT SHAREHOLDERS VOTE "IN FAVOR" OF THE ELECTION OF THE TRUSTEES FOR THE BOARD LISTED IN PROPOSAL 1.

PROPOSAL 2: TO APPROVE AN AMENDED AND RESTATED DISTRIBUTION PLAN FOR THE CLASS A SHARES OF THE FUNDS.

All references in this section to "Trust" or "Trusts" pertain only to the JNL Series Trust, JNL Investors Series Trust, and JNL Variable Fund LLC, and all references to the "Funds" or a "Fund" pertain to the series of such Trusts.

Shareholders holding class A shares ("Class A Shareholders") of each Fund of each Trust are being asked to approve amended and restated distribution plans, as applicable (the "Amended Plans") pursuant to Rule 12b-1 under the 1940 Act. While each Trust would have a separate Amended Plan, the provisions of each Amended Plan are substantively identical. Under the Amended Plans, each Fund's class A shares would be charged a shareholder services and distribution fee ("12b-1 fee") at the annual rate of 0.30% of the average daily net assets attributable to the class A shares of the Fund. These 12b-1 fees compensate Jackson National Life Distributors LLC ("JNLD"), the distributor for the Funds, located at 7601 Technology Way, Denver, Colorado 80235, for shareholder servicing and distribution services for the class A shares of the Funds. Consistent with the current distribution plans for the Funds of each Trust (the "Current Plans"), the current class B shares of each Fund, which are expected to convert to class I shares as of September 25, 2017, will not be subject to the Amended Plans, and thus, will continue to not be charged a 12b-1 fee. JNAM, 225 West Wacker Drive, Chicago, Illinois 60606, is both the investment adviser and administrator for the Funds.

The Amended Plans would also revise and clarify a number of other provisions in the Current Plans. Among such revisions, the Amended Plans would change the payment mechanism in each Current Plan from a "reimbursement" plan to "compensation" plan. This change would allow the Funds to pay compensation to JNLD for shareholder servicing and distribution services provided to the Funds, not limited to reimbursement of actual expenses of JNLD. As discussed below under "Summary of the Plan" this change would reduce administrative inefficiencies caused by the reimbursement structure of the Current Plans.

Several Funds are structured as funds-of-funds, which means that they invest all or substantially all of their assets in other JVST and/or JNL Funds. The funds-of-funds are not currently covered by a Current Plan, and therefore, do not pay directly a 12b-1 fee. These Funds, however, do bear indirectly the 12b-1 fees paid by the underlying Funds in which they invest. The following Funds are structured as funds-of-funds and are not currently covered by the Plan: JNL Institutional Alt 20 Fund, JNL Institutional Alt 35 Fund, JNL Institutional Alt 50 Fund, JNL Alt 65 Fund, JNL/Franklin Templeton Founding Strategy Fund, JNL/Mellon Capital 10 x 10 Fund, JNL/Mellon Capital Index 5 Fund, JNL MMRS Conservative Fund, JNL MMRS Growth Fund, JNL/MMRS Moderate Fund, JNL/S&P 4 Fund, JNL/S&P Managed Conservative Fund, JNL/S&P Managed Moderate Fund, JNL/S&P Moderate Growth Fund, JNL/S&P Managed Growth Fund, JNL/S&P Managed Aggressive Growth Fund, JNL Disciplined Moderate Fund, JNL Disciplined Moderate Growth Fund, and JNL Disciplined Growth Fund (collectively, the "Funds of Funds").  The class A shares of the Funds of Funds would be covered by the applicable Amended Plan such that the class A shares of each Fund of Funds will directly pay the 12b-1 fee.  However, it is anticipated that following the adoption of the Amended Plans, each Fund of Funds will invest in a different share class of underlying funds that do not incur 12b-1 fees.  Therefore, the Funds of Funds will no longer bear the indirect 12b-1 fees paid by the underlying Funds in which they invest.  The Amended Plans will not be implemented with respect to a Fund of Funds until all of the shares of the underlying funds in which such Fund of Funds invests are of a share class that does not incur 12b-1 fees.

Board Approval and Recommendation

At an in-person meeting of the Board held on March 3, 2017, the Current Trustees, including the Current Trustees who are not "interested persons" (as that term is defined in the 1940 Act) of the Trusts and who have no direct or indirect financial interest in the operation of the Amended Plans or in any related agreement (the "Current Independent Trustees"), unanimously approved the Amended Plans for each Fund of the Trusts covered by an Amended Plan and recommended that each such Fund's Shareholders approve the applicable Amended Plan.

If Shareholders approve the Amended Plan, even though the proposal is to increase the 12b-1 fee, the overall combined contractual investment management/administrative fee rate and the 12b-1 fee under each Amended Plan will be less than or equal to the overall combined contractual investment management/administrative fee rate and the maximum 12b-1 fee under the applicable Current Plan for all Funds other than the Funds of Funds.  For the Funds of Funds, the overall Total Expenses will be less than or equal to the current Total Expenses for each Fund of Funds as a result of an offsetting decrease in acquired fund fees and expenses due to the absence of 12b-1 fees charged to the underlying funds.

Background

Rule 12b-1 under the 1940 Act permits a mutual fund to finance the distribution and sale of its shares out of fund assets, but only in compliance with the requirements, terms and conditions set out in Rule 12b-1. Rule 12b-1 requires any mutual fund paying distribution expenses to adopt a written plan, which is sometimes referred to as a "Rule 12b-1 plan." In order to be adopted and implemented, a Rule 12b-1 plan initially must be approved by the board of trustees of a mutual fund, including the trustees who are not "interested persons" (as that term is defined in the 1940 Act) of the mutual fund and who have no direct or indirect financial interest in the operation of the plan or in any agreement related to the plan. A Rule 12b-1 plan also must be approved by the affirmative vote of at least "a majority of outstanding voting securities" (as that term is defined in the 1940 Act) of the fund if the plan is adopted after the relevant share class is offered to the public. A Rule 12b-1 plan may not be amended to increase materially the amount to be spent for distribution without approval of both the board of trustees of the mutual fund and a majority of outstanding voting securities of the mutual fund. Rule 12b-1 additionally requires that the board of trustees of the mutual fund be provided with quarterly written reports detailing the amounts spent under the plan and the purposes for the expenditures.

The class A shares of the Funds of the Trusts (other than the Funds of Funds) are currently subject to a 12b-1 fee at the annual rate of 0.20% of average daily net assets attributable to class A shares pursuant to a distribution agreement with JNLD (the "Distribution Agreement"), and in accordance with the maximum fee allowable under the Current Plans.

The Current Plans for the applicable Funds of the JNLST and JNLVF were first approved on April 29, 2013, and last amended April 25, 2016. The Current Plan for the applicable Funds of the JNLIST was first approved on December 12, 2011, and last amended April 25, 2016. The Distribution Agreement for each Fund was last approved by the Board on November 30, 2016.

If approved by Shareholders, each Amended Plan would increase the maximum 12b-1 fee to an annual rate of 0.30% of average daily net assets of the class A shares of each Fund, including the class A shares of the Funds of Funds (which, as noted above, will no longer indirectly bear any 12b-1 fees through underlying funds). As described below, the increased 12b-1 fee would compensate JNLD, the principal underwriter for the Funds, for distribution services and expenses incurred by JNLD and its affiliates in connection with the distribution of class A shares of the Funds. Based on discussions and negotiations between the Board and JNAM at an in-person meeting held on March 3, 2017, the Board and JNAM agreed to a reduction in the contractual investment management/administrative fee rate paid by the Funds to JNAM, to be implemented at the same time as the increase in the 12b-1 fee. The amount of the reduction in the contractual investment management/administrative fee rate is greater than or equal to the increase in the class A 12b-1 fee rate. Therefore, despite the increase in the maximum 12b-1 fee rate, based on current asset levels, Class A shares will not have an increase in total expense ratio due to the offsetting reduction in the contractual management/administrative fee rate for each Fund other than the Fund of Funds.  Class A Shareholders of the Funds of Funds will also not have an increase in total expense ratio as a result of the change in 12b-1 fee rates for the Funds of Funds due to the offsetting reduction in the acquired fund fees and expenses.

Summary of the Amended Plans

The proposed Amended Plans are attached to this Proxy Statement as Exhibit C. The following description of the Amended Plan is only a summary. You should refer to Exhibit C for the complete Amended Plans.

Under the Current Plans, class A shares of each Fund, excluding the Funds of Funds are charged a 12b-1 fee at the annual rate of 0.20% of the average daily net assets attributable to the class A shares of such Fund whereas the Amended Plans are proposing to charge a 12b-1 fee at the annual rate of 0.30% of the average daily net assets attributable to the class A shares of a Fund, including the Funds of Funds. The fee compensates JNLD and its affiliates for providing distribution and other services and paying certain distribution and other service expenses. The fees are accrued daily and paid within forty-five days of the end of each month. The activities to be covered under the Amended Plans would include, but would not be limited to, the following:

•
Developing, preparing, printing, and mailing of Fund sales literature and other promotional material describing and/or relating to the Funds, including materials intended for use by Jackson National Life Insurance Company and its affiliates, or for broker-dealer only use or retail use.

•	Holding or participating in seminars and sales meetings for registered representatives designed to promote the distribution of Fund shares.

•	Paying compensation to and expenses, including overhead, of employees of JNLD that engage in the distribution of variable insurance products that offer the Funds ("Insurance Contracts").

•
Paying compensation to broker-dealers or other financial intermediaries that engage in the distribution of Insurance Contracts, including, but not limited to, certain commissions, servicing fees and marketing fees.

•
Providing services, related to the Funds, to Insurance Contract owners; such services will include, but not be limited to, assisting the Funds with proxy solicitations, obtaining information, answering questions, providing explanations to Insurance Contract owners regarding the Funds' investment objectives and policies and other information about the Funds, including the performance of the Funds, and developing and providing electronic capabilities or information technology platforms to assist in providing any of the foregoing services to Insurance Contract owners.

•	Printing and mailing of Fund prospectuses, statements of additional information, supplements, and annual and semiannual reports for prospective owners of Insurance Contracts.

•	Training sales personnel regarding sales of Insurance Contracts on matters related to the Funds.

•	Compensating sales personnel in connection with the allocation of cash values and premiums of the Insurance Contracts to the Funds.

•	Providing periodic reports to the Funds and regarding the Funds to third-party reporting services.

•	Reconciling and balancing separate account investments in the Funds.

•	Reconciling and providing notice to the Funds of net cash flow and cash requirements for net redemption orders.

•	Confirming transactions.

•	Financing other activities that the Board determines are primarily intended to result, directly or indirectly, in the servicing or sale of Fund shares.

Each Trust's Current Plan is considered a "reimbursement" plan whereas each Amended Plan is of a type known as a "compensation" plan.  Under a typical compensation plan, a fund's distributor receives service and/or distribution payments that are based on a percentage of the fund's average daily net assets.  The distributor, in turn, pays the expenses of servicing and/or distributing fund shares.  Because the amount the fund pays to the distributor is not directly related to the services provided, the distributor in any given year may receive additional compensation or suffer a shortfall, depending on the amount actually spent for service and/or distribution.  Under a typical reimbursement plan, a maximum amount of fund assets that can be spent for service and/or distribution in any given year is determined by use of a formula based on a percentage of net sales or average daily net assets. However, the fund's distributor may actually incur expenses for servicing and/or distributing fund shares in that year that substantially exceed the maximum amount payable under the plan. When this happens, the excess expenses may be "carried forward," with the expectation that the distributor will be reimbursed out of payments made under the fund's 12b-1 plan in future years when the actual service and/or distribution expenses incurred are less than the maximum set under the plan. Additionally, since the distributor advances the cost of servicing and/or distributing fund shares, the amount carried forward may also include an interest or finance charge.

It is important to note that, as a reimbursement plan, it is possible under the Current Plans for JNLD to receive less than the maximum 12b-1 fee allowable under the plan, in the event that the actual distribution and servicing expenses incurred by JNLD do not reach the maximum allowable percentage of the average daily net asset value of the class A shares of a particular Fund.  However, it should be noted that JNLD's expenses have always historically exceeded the 12b-1 fee charged to the class A shares for each Fund, and JNLD was never reimbursed less than the maximum 0.20% 12b-1 fee in any year in which the Current Plans were in effect.  With the proposed change in 12b-1 fee from 0.20% to 0.30% and the additional changes to the services in the Amended Plans, JNAM and JNLD anticipate that the distribution and/or servicing expenses will continue to exceed the Rule 12b-1 fee collected for the foreseeable future.  As such, the change from a reimbursement plan to compensation plan is not expected nor intended (in and of itself) to increase the fee collected by JNAM. Instead, this change is proposed solely to reduce unnecessary complexity and administrative inefficiencies caused by the need to track expenses and interest charges that are carried forward between periods, and the reimbursable amounts under the plan in each period. Further, the compensation plan structure is consistent with industry practice for competitors and other similarly situated funds.

Each Amended Plan and any related agreements continue in effect, with respect to each Fund, for a period of more than one year only so long as such continuance is specifically approved at least annually by a majority vote of (a) each Trust's Board of Trustees and (b) the Independent Trustees of the Trusts, cast in person at a meeting called for the purpose of voting on such Amended Plan or such agreement, as applicable. Each Trust's Board of Trustees confirmed that no Independent Trustee had any direct or financial interest in any of the Funds' service providers . In addition, each Amended Plan and any related agreements may be terminated at any time with respect to any Fund by vote of a majority of the Independent Trustees or by vote of a majority of the outstanding voting securities representing the shares of that Fund. The Amended Plans may not be amended to increase materially the amount of distribution and shareholder service fees permissible with respect to any Fund until it has been approved by the Board and by a vote of at least a majority of the outstanding voting securities of that Fund, or class of shares thereof.

Under the Amended Plans, class A shares of each applicable Fund would be charged a 12b-1 fee at the annual rate of 0.30% of the average daily net assets attributable to the class A shares of the Fund. The fee would cover all of the services and expenses covered under the Current Plan and would compensate JNLD and its affiliates for distribution expenses, including but not limited to certain commissions, servicing fees and marketing fees paid by JNLD or its affiliates to broker-dealers and other financial intermediaries (collectively, "financial intermediaries") that engage in the distribution of class A shares of the Funds through the distribution of the Variable Contracts using the Funds as investment options. Commissions compensate financial intermediaries for sales of the Variable Contracts and Funds, and servicing and marketing fees compensate financial intermediaries for services such as educating customers on the Variable Contracts and the Funds, supporting the sales efforts of JNLD for the Contracts and the Funds, and providing priority sales support and positioning for the Contracts and the Funds.

Other provisions of the Current Plans would remain unchanged in the Amended Plans, including the quarterly Board reporting and annual Board approval. In addition, as noted above, the Amended Plan could not be amended to increase materially the amount of the fee until it had been approved by the Board and by a vote of at least a majority of the outstanding voting securities of the Fund, or a class of shares thereof.

Fee Offset & Reduction

If the Amended Plans are approved by Shareholders of the Funds, the Board and JNAM have agreed to a reduction to the contractual investment management/administrative fee rate that JNAM receives from the Funds in an amount that offsets the increase in the 12b-1 fee rate for all class A shares of the Funds other than the Funds of Funds. This will be accomplished by the execution of an amendment to the investment management agreement and/or the administration agreement between the Trust and JNAM. The amendment will reduce the contractual investment management/administrative fee rate for each Fund for which the proposal is approved by amounts ranging from 10 to 25 basis points per Fund, which takes into consideration the addition of new breakpoints for certain contractual investment management and/or administration fee rates and the permanent implementation of certain voluntary and/or contractual fee waivers, without any diminution in the nature or quality of services JNAM will provide under such agreements. Therefore, for each Fund other than the Funds of Funds for which this proposal is approved, the overall combined contractual investment management/administrative fee rate plus the maximum 12b-1 fee rate at current asset levels would either stay the same or decrease. For each Fund of Funds for which this proposal is approved, the total expense ratio, which includes the addition of a 12b-1 fee and an offsetting reduction in acquired fund fees and expenses, would either stay the same or decrease. Neither the contractual investment management fee rate nor the 12b-1 fee rate could be increased for any Fund or Fund of Funds without both Board and Shareholder approval.

Because future Fund fees and expenses are based on a variety of factors and not only the contractual investment management/administrative fee rate and the 12b-1 fee rate, it is possible that a Fund's overall expenses could increase at any time in the future even though each Fund approving this proposal will receive the reduction in the contractual investment management/administrative fee rate. In addition, certain Funds will not see an immediate reduction in the level of expenses actually borne by the Fund because the Fund may be benefiting from a fee waiver or expense limitation provided by JNAM. Those fee waivers and expense limitations are either voluntary (which means that JNAM may withdraw the fee waiver or expense limitation with notice to the Board) or contractual (which means that JNAM has agreed to keep the fee waiver or expense limitation in place for a set period of time, generally one year). The current fee waivers or expense limitations are either voluntary or contractual through April 24, 2017. JNAM has agreed to extend the contractual fee waivers and expense limitations currently in place for certain Funds through at least April 30, 2018. The fee waivers and expense limitations will be reviewed by the Board in connection with the 2017 annual review of advisory and distribution arrangements. It is possible that the fee waivers and expense limitations could be revised or eliminated based on the negotiations between the Board and JNAM as part of the 2017 annual review process. The Board and JNAM take into account a variety of factors in determining whether to continue, revise or eliminate fee waivers and expense limitations, including but not limited to comparative fee and expense information and comparative performance information. However, JNAM has agreed to make all of the voluntary and/or contractual fee waivers currently in place for all Funds, except for the JNL/American Funds® Blue Chip Income and Growth Fund, JNL/American Funds Global Bond Fund, JNL/American Funds Global Small Capitalization Fund, JNL/American Funds Growth-Income Fund, JNL/American Funds International Fund, and JNL/American Funds New World Fund, permanent fee reductions that cannot be removed without Board and Shareholder approval. These permanent fee reductions are in addition to the proposed reductions in contractual investment management/administrative fee. If a Fund is currently benefiting from a fee waiver or expense limitation provided by JNAM, the Fund may not see an immediate benefit from the reduction in the contractual management/administrative fee rate.

Implementation of the Amended Plan

If approved by Shareholders, it is anticipated that the Amended Plans will become effective July 1, 2017, except for with respect to the increase in the 12b-1 fee rate and the addition of the Funds of Funds to the plans. As of such date, among other changes, each Amended Plan will change from a "reimbursement" plan to a "compensation" plan as discussed above.

The revised fee schedules for each Amended Plan will become effective on or about September 25, 2017. Upon the effectiveness of the revised fee schedules, the 12b-1 fee rate for the class A shares of the Funds will be increased from 0.20% to 0.30%, and a 12b-1 fee rate of 0.30% will be added for the class A shares of the Funds of Funds.  Until a revised fee schedule become effective, the applicable fee schedule under each Current Plan shall remain in effect.  Further, as discussed above, the contractual investment management/administrative fee rates will be reduced for all Funds other than the Funds of Funds, and the Funds of Funds will have an offsetting reduction in acquired fund fees and expenses.  However, if a Fund does not approve the new 12b-1 fee change, then the other fee reductions described above would not be implemented for such Fund.

Please refer to Exhibit D for a schedule of the fees and expenses that each Fund paid for the fiscal period ended December 31, 2016 (as a percentage of average net assets of the Fund for that year), and the pro forma fees and expenses each Fund would have paid if the changes described in Proposal 2 had been implemented at the beginning of that fiscal period.

Please refer to Exhibit D for the examples of the expenses of investing in each Fund, as well as examples of the expenses of investing in each Fund if Proposal 2 is approved.

Board Consideration of the Amended Plan

The Board of Trustees, including the Independent Trustees, considered JNAM's proposal that the Board adopt the applicable Amended Plan for each covered Fund at in-person meetings of the Board held on March 3, 2017. The Independent Trustees and their independent counsel also discussed the proposal with JNAM before the meetings. The Board approved the Amended Plan at the March 2-3, 2017 meeting and recommended that Shareholders also approve the Amended Plan.

JNAM explained to the Board that JNLD and its affiliates provide significant distribution services and incur significant expenses in connection with the distribution and sale of the class A shares of the Funds as investment options under the Contracts. JNAM explained that the current 12b-1 fee rate of 0.20% for certain Funds was designed to compensate JNLD and its affiliates for certain administrative and distribution services and expenses but was not designed to compensate JNLD and its affiliates for commissions, servicing fees and marketing fees paid to financial intermediaries distributing the Variable Contracts and the Funds' class A shares. JNAM explained that it believes that a portion of such commissions and fees appropriately should be allocated to the distribution of each Fund's class A shares, which are an important part of the Contract and are distributed in connection with the Variable Contract sales. Moreover, JNAM explained that due to the increasingly complex and sophisticated nature of the Funds over at least the past five years, JNLD and its affiliates as well as the financial intermediaries have devoted considerable additional resources to provide appropriate levels of service, education and support to Contract Owners. JNAM explained that the level of support and the importance of the Funds and their investment strategies to Contract Owners, have increased over the years. JNAM explained to the Board that the 0.30% 12b-1 fee rate would compensate JNLD for distribution initiatives and JNLD's payments to financial intermediaries for distribution services and expenses. JNAM noted that supporting services to current Contract Owners and sales to new Contract Owners helps to maintain and grow Fund asset levels, and that decreasing asset levels could lead to increased expense ratios and could lead portfolio managers to sell securities at inopportune times to meet redemption requests. JNAM also explained that the 0.30% 12b-1 fee is consistent with the level of 12b-1 fee charged by many funds used by other insurance companies as investment options under their contracts.

At the March 2-3, 2017 meeting, JNAM proposed that the adoption of the Amended Plans and the 0.10% increase in the 12b-1 fee rate be accompanied by a decrease in the contractual management/administrative fee rate for each Fund covered by the Amended Plans other than the Funds of Funds, and that the addition of a 0.30% 12b-1 fee for each class A share of the Fund of Funds be accompanied by an offsetting decrease in acquired fund fees and expenses, as discussed above. The Independent Trustees met in executive session with their independent counsel to review the proposal. Overall, the net result of these fee changes will result in an ongoing contractual reduction of total combined gross fees paid under the management agreement and Distribution Agreement of approximately $[    ] million, based on current asset levels.

In determining whether to approve the Amended Plans and recommend its approval to shareholders, the Board, including the Independent Trustees, with the advice and assistance of independent legal counsel, inquired into a number of matters and considered the following factors, among others: (1) the history and growth of the Trust and its Funds over time; (2) growth and changes in the distribution and servicing needs of the Trust and its Funds which made approval of the Amended Plans necessary and appropriate; (3) the administrative and distribution services to be provided and the expenses to be paid under the Amended Plan; (4) the fact that the Funds have historically paid the maximum 12b-1 fee under the Current Plans; (5) the reduction in administrative inefficiencies caused by the compensation plan structure, and the fact that the compensation plan structure is consistent with the plans for industry competitors; (6) the fact the JNLD expects its distribution and servicing expenses to exceed the increased 12b-1 fee under the Amended Plans; (7) the fact that, due to the reduced contractual investment management/administrative fee rate agreed to by JNAM, the combined contractual investment management/administrative fee and the maximum12b-1 fee would either stay the same or decrease following implementation of the Amended Plans; (8) the fact that JNAM agreed to extend the fee waivers and expense limitations currently in place for certain of the Funds for an additional year (through at least April 30, 2018); (9) the fact that JNAM agreed to make all voluntary fee waivers permanent; and (10) the fact that JNAM agreed to make the contractual fee waivers permanent for certain Funds. In considering the Amended Plans, the Board did not identify any single factor or information as all important or controlling and each Trustee may have attributed different weight to each factor.

In connection with its deliberations, the Board took into account information prepared specifically in connection with the consideration of the Amended Plans, as well as information furnished and discussed throughout the year at regular and special Board meetings. The information specifically prepared by JNAM for the March 3, 2017 meeting included a detailed memorandum and other materials addressing the factors outlined above. Information furnished and discussed throughout the year included information regarding the Trust's administrative and distribution arrangements, as well as periodic reports on administrative and distribution expenses incurred by JNLD and its affiliates. In particular, the Board considered the discussions between the Independent Trustees and JNAM, including during the various executive sessions at the March 3, 2017 meeting regarding the proposed increase to the 12b-1 fee for class A shares and the corresponding decrease in the contractual investment management/administrative fee or acquired fund fees and expenses.

The Independent Trustees met in executive sessions during the March 3, 2017 meeting at which the Amended Plan were considered and approved, to review the information provided. Management of JNAM attended portions of the executive session to review and discuss matters relating to the Amended Plans and to provide additional information requested by the Independent Trustees. At the meeting and during the portions of the executive session attended by JNAM management, the Independent Trustees and JNAM management engaged in discussions regarding the Amended Plans and the reductions to the contractual investment management/administrative fee. The Independent Trustees were assisted by independent counsel during the meeting and during their deliberations regarding the Amended Plans, and also received materials discussing the legal standards applicable to their consideration of the Amended Plans.

In connection with its deliberations, and specifically with respect to the change to a compensation plan, the Board noted the fact that the Funds have historically paid the entire maximum 12b-1 under each Current Plan, and the fact that JNLD expects its distribution and related service expenses to continue to exceed the increased 12b-1 fee under each of the Amended Plans. With respect to the fee rate increase, the Board gave particular attention to the fact that the approval of the Amended Plans would result in either no change or a decrease in the combined contractual gross investment management/administrative fee and the maximum 12b-1 fee for each Fund other than the Funds of Funds, and would result in either no change or a decrease in the total expense ratio for each Fund of Funds. The Board, however, also noted that the fee reductions and waivers which would be implemented if the Amended Plans were approved did not guarantee that the overall fees and expenses paid by shareholders would always be lower than the expenses and fees paid by shareholders prior to the implementation of the Amended Plans, because future Fund fees and expenses could increase due to a number of different factors, and the fee rate reduction agreed to by JNAM would not necessarily be sufficient to offset a future increase in Fund expenses. The Board considered the fact that JNAM agreed to extend the contractual fee waivers and expense limitations currently in place for certain of the Funds for an additional year (through at least April 30, 2018). The Board also considered the fact that JNAM agreed to make voluntary and/or contractual waivers for certain Funds permanent.

In addition, the Board considered that (1) the Amended Plans would require that the Trustees be provided, and that they review, on at least a quarterly basis, a written report describing the amounts expended under the Amended Plan and the purposes for which such expenditures were made; (2) the adoption of the Amended Plans would provide the Board with additional information regarding shareholder servicing and distribution of the Funds' shares and (3) the overall shareholder and distribution servicing arrangements for the Trust would assist in maintaining the competitive position of the Funds in relation to other insurance fund complexes.

After consideration of the factors noted above, together with other factors and information considered relevant, the Board, including the Independent Trustees, concluded that there was a reasonable likelihood that the Amended Plans would benefit the Funds and their Shareholders. Based on its review, the Board, including the Independent Trustees, approved the Amended Plans and directed that the Amended Plans be submitted to the Shareholders of each Fund for approval.

The table below discloses the amount of distribution fees paid by each of the Funds of the Trusts to JNLD during fiscal year ended December 31, 2016, and also discloses the amount of fees paid by each Fund to JNLD as a percentage of each Fund's average net assets for this same time period.

Fund	Distribution Fees Paid as of December 31, 2016	Fees Paid as a Percentage of Each Fund's Average Net Assets
JNL Series Trust
JNL/American Funds® Balanced Fund (formerly, JNL/Capital Guardian Global Balanced Fund)	$924,676	0.20%
JNL/American Funds Blue Chip Income and Growth Fund	$4,715,287	0.20%
JNL/American Funds Global Bond Fund	$974,377	0.20%
JNL/American Funds Global Small Capitalization Fund	$962,475	0.20%
JNL/American Funds Growth-Income Fund	$6,876,716	0.20%
JNL/American Funds International Fund	$2,042,001	0.20%
JNL/American Funds New World Fund	$1,675,222	0.20%
JNL Multi-Manager Alternative Fund	$1,482,411	0.20%
JNL Multi-Manager Mid Cap Fund	$376,675	0.20%
JNL Multi-Manager Small Cap Growth Fund	$2,379,615	0.20%
JNL Multi-Manager Small Cap Value Fund	$2,102,102	0.20%
JNL Institutional Alt 20 Fund	N/A	N/A
JNL Institutional Alt 35 Fund	N/A	N/A
JNL Institutional Alt 50 Fund	N/A	N/A
JNL Alt 65 Fund	N/A	N/A
JNL/American Funds Balanced Allocation Fund	$2,847,908	0.20%
JNL/American Funds Growth Allocation Fund	$2,282,528	0.20%
JNL/AB Dynamic Asset Allocation Fund	$69,490	0.20%
JNL/AQR Large Cap Relaxed Constraint Equity Fund (formerly, JNL/Goldman Sachs U.S. Equity Flex Fund)	$705,411	0.20%
JNL/AQR Managed Futures Strategy Fund	$1,430,957	0.20%
JNL/BlackRock Natural Resources Fund	$1,679,740	0.20%
JNL/BlackRock Global Allocation Fund	$7,388,365	0.20%
JNL/BlackRock Large Cap Select Growth Fund	$4,494,092	0.20%
JNL/Boston Partners Global Long Short Equity Fund	$1,357,130	0.20%
JNL/Brookfield Global Infrastructure and MLP Fund	$1,679,081	0.20%
JNL/Causeway International Value Select Fund	$1,523,641	0.20%
JNL/Crescent High Income Fund	$694,732	0.20%
JNL/DFA Growth Allocation Fund+	N/A	N/A
JNL/DFA Moderate Allocation Fund+	N/A	N/A
JNL/DFA U.S. Core Equity Fund	$1,579,449	0.20%
JNL/DoubleLine® Emerging Markets Fixed Income Fund	$178,701	0.20%
JNL/DoubleLine® Shiller Enhanced CAPE® Fund	$1,181,411	0.20%
JNL/FPA + DoubleLine® Flexible Allocation Fund	$4,155,682	0.20%
JNL/Franklin Templeton Founding Strategy Fund	N/A	N/A
JNL/Franklin Templeton Global Fund (formerly, JNL/Franklin Templeton Global Growth Fund)	$1,870,941	0.20%
JNL/Franklin Templeton Global Multisector Bond Fund	$3,323,419	0.20%
JNL/Franklin Templeton Income Fund	$4,620,942	0.20%
JNL/Franklin Templeton International Small Cap Growth Fund	$1,048,456	0.20%
JNL/Franklin Templeton Mutual Shares Fund	$2,241,229	0.20%
JNL/Goldman Sachs Core Plus Bond Fund	$2,354,158	0.20%
JNL/Goldman Sachs Emerging Markets Debt Fund	$707,058	0.20%
JNL/Goldman Sachs Mid Cap Value Fund	$2,071,670	0.20%
JNL/Harris Oakmark Global Equity Fund	$152,550	0.20%
JNL/Invesco China-India Fund	$808,383	0.20%
JNL/Invesco Global Real Estate Fund	$3,770,573	0.20%
JNL/Invesco International Growth Fund	$2,523,358	0.20%
JNL/Invesco Mid Cap Value Fund	$1,114,006	0.20%
JNL/Invesco Small Cap Growth Fund	$2,704,234	0.20%
JNL/JPMorgan MidCap Growth Fund	$3,187,074	0.20%
JNL/JPMorgan U.S. Government & Quality Bond Fund	$3,291,879	0.20%
JNL/Lazard Emerging Markets Fund	$1,732,157	0.20%
JNL/MMRS Conservative Fund	N/A	N/A
JNL/MMRS Growth Fund	N/A	N/A
JNL/MMRS Moderate Fund	N/A	N/A
JNL/Mellon Capital 10 x 10 Fund	N/A	N/A
JNL/Mellon Capital Index 5 Fund	N/A	N/A
JNL/Mellon Capital Emerging Markets Index Fund	$1,673,942	0.20%
JNL/Mellon Capital European 30 Fund	$811,081	0.20%
JNL/Mellon Capital Pacific Rim 30 Fund	$432,017	0.20%
JNL/Mellon Capital MSCI KLD 400 Social Index Fund+	$0	0.00%
JNL/Mellon Capital S&P 500 Index Fund	$11,373,484	0.20%
JNL/Mellon Capital S&P 400 Mid Cap Index Fund	$4,553,672	0.20%
JNL/Mellon Capital Small Cap Index Fund	$3,729,051	0.20%
JNL/Mellon Capital International Index Fund	$4,425,067	0.20%
JNL/Mellon Capital Bond Index Fund	$2,316,450	0.20%
JNL/Mellon Capital Utilities Sector Fund	$139,087	0.20%
JNL/Neuberger Berman Strategic Income Fund	$1,324,930	0.20%
JNL/Oppenheimer Emerging Markets Innovator Fund	$485,401	0.20%
JNL/Oppenheimer Global Growth Fund	$3,423,083	0.20%
JNL/PIMCO Real Return Fund	$3,231,451	0.20%
JNL/PIMCO Total Return Bond Fund	$8,270,296	0.20%
JNL/PPM America Floating Rate Income Fund	$2,668,570	0.20%
JNL/PPM America High Yield Bond Fund	$4,637,495	0.20%
JNL/PPM America Mid Cap Value Fund	$976,155	0.20%
JNL/PPM America Small Cap Value Fund	$998,855	0.20%
JNL/PPM America Total Return Fund	$2,116,195	0.20%
JNL/PPM America Value Equity Fund	$335,034	0.20%
JNL/Red Rocks Listed Private Equity Fund	$1,021,071	0.20%
JNL/Scout Unconstrained Bond Fund	$2,258,663	0.20%
JNL/S&P Competitive Advantage Fund	$5,572,965	0.20%
JNL/S&P Dividend Income & Growth Fund	$9,778,593	0.20%
JNL/S&P Intrinsic Value Fund	$5,194,603	0.20%
JNL/S&P Total Yield Fund	$4,454,850	0.20%
JNL/S&P Mid 3 Fund	$703,539	0.20%
JNL/S&P International 5 Fund	$242,299	0.20%
JNL/T. Rowe Price Established Growth Fund	$12,768,417	0.20%
JNL/T. Rowe Price Mid-Cap Growth Fund	$7,304,961	0.20%
JNL/T. Rowe Price Short-Term Bond Fund	$3,504,916	0.20%
JNL/T. Rowe Price Value Fund	$8,052,879	0.20%
JNL/Westchester Capital Event Driven Fund	$617,077	0.20%
JNL/WMC Balanced Fund	$10,895,279	0.20%
JNL/WMC Government Money Market Fund	$3,537,753	0.20%
JNL/WMC Value Fund	$3,200,654	0.20%
JNL/S&P 4 Fund	N/A	N/A
JNL/S&P Managed Conservative Fund	N/A	N/A
JNL/S&P Managed Moderate Fund	N/A	N/A
JNL/S&P Managed Moderate Growth Fund	N/A	N/A
JNL/S&P Managed Growth Fund	N/A	N/A
JNL/S&P Managed Aggressive Growth Fund	N/A	N/A
JNL/Disciplined Moderate Fund	N/A	N/A
JNL/Disciplined Moderate Growth Fund	N/A	N/A
JNL/Disciplined Growth Fund	N/A	N/A
JNL Investors Series Trust
JNL Government Money Market Fund	N/A	N/A
JNL/PPM America Low Duration Bond Fund	$1,477,539	0.20%
JNL Investors Series Trust
JNL/Mellon Capital Dow Index Fund	$997,531	0.20%
JNL/Mellon Capital Global 30 Fund	$671,332	0.20%
JNL/Mellon Capital Nasdaq® 100 Fund	$1,877,748	0.20%
JNL/Mellon Capital S&P SMid 60 Fund	$951,060	0.20%
JNL/Mellon Capital JNL 5 Fund	$6,296,445	0.20%
JNL/Mellon Capital Communications Sector Fund	$264,612	0.20%
JNL/Mellon Capital Consumer Brands Sector Fund	$1,859,482	0.20%
JNL/Mellon Capital Financial Sector Fund	$1,405,369	0.20%
JNL/Mellon Capital Healthcare Sector Fund	$5,482,803	0.20%
JNL/Mellon Capital Oil & Gas Sector Fund	$3,025,138	0.20%
JNL/Mellon Capital Technology Sector Fund	$2,576,420	0.20%
+ The Fund commenced operations on April 24, 2017.

Approval of the applicable Amended Plan with respect to the shares of a Fund will require the affirmative vote of a "majority of the outstanding voting securities" (as defined in the 1940 Act) of the Fund thereof, which means the affirmative vote of the lesser of (i) more than 50% of the outstanding voting securities of the Fund, or (ii) 67% or more of the voting securities of the Fund present at the Meeting if more than 50% of the Fund's outstanding voting securities are present at the Meeting in person or by proxy.  For this purpose, "voting securities" refers to the class A shares of each Fund. The approval of an Amended Plan by the Class A Shareholders of a Fund is not contingent upon the approval of an Amended Plan by the Class A Shareholders of any other Fund.

THE BOARD, INCLUDING ALL OF ITS INDEPENDENT TRUSTEES, RECOMMENDS THAT SHAREHOLDERS OF EACH FUND VOTE "FOR" APPROVAL OF THE AMENDED PLAN UNDER PROPOSAL 2.

PROPOSAL 3: TO APPROVE AN AMENDED AND RESTATED DECLARATION OF TRUST FOR JNL SERIES TRUST AND JNL INVESTORS SERIES TRUST.

All references in this section to "Trust" or "Trusts" pertain only to the JNL Series Trust and JNL Investors Series Trust.

At an in-person meeting of the Board held on March 2-3, 2017, the Board, including the Independent Trustees, unanimously approved an amended and restated Declaration of Trust for both the JNL Series Trust and the JNL Investors Series Trust (the "JNLST DOT" and "JNLIST DOT," respectively, and collectively, the "DOTs") to conform certain substantive differences across the Declarations of Trust for the registrants within the JNL Fund Complex that are Massachusetts business trusts, which, as of the time of that Board meeting included only the JNL Series Trust ("JNLST") and JNL Investors Series Trust ("JNLIST"), and, upon consummation of the Board Unification, is expected to include Jackson Variable Series Trust ("JVST"). In connection with the proposed updates to the DOTs, the Board also approved certain changes to JNLST's and JNLIST's by-laws, which do not require shareholder approval.  The JNLST and JNLIST by-law changes reflect certain changes being made in an effort to clarify and update certain provisions of the by-laws for conformity with the revised DOTs, as well as to reflect recent legal trends to provide clarity on derivative claims to shareholders of a business trust to the same extent as shareholders of a Massachusetts business corporation in Massachusetts business trust charter documents.

The proposed amendments to each Trust's DOT would give the Board more flexibility and, subject to applicable requirements of the 1940 Act and Massachusetts Law, broader authority to act with respect to the administration and operation of the Funds.  With the passage of time, the DOTs have become outdated and lack certain protections and operational flexibility that governing documents of newer mutual funds possess. The proposed changes will provide the Trusts a more modern and flexible governing document. These amended and restated DOTs would not alter in any way the Board's existing fiduciary obligations to act with due care and in the best interests of Shareholders.  Before using any new flexibility that the proposed amendments may afford, the Board must first consider such Shareholder best interests and then act in accordance therewith.

The proposed amended and restated DOTs are consistent with one another and with the JVST Declaration of Trust.  This consistency among the documents is expected to create additional legal and operational efficiencies for JNAM and the Trusts.  Below is a list of the substantive provisions that, among certain other provisions, will be expanded, clarified or revised in the amended and restated DOTs:

•
Derivative Claims – A provision with respect to the treatment of derivative claims is in the current JNLIST Declaration of Trust, but not in the current JNLST Declaration of Trust.  It is proposed to be included in both amended and restated DOTs.  The provision provides that no shareholder shall have the right to bring or maintain any court action, proceeding or claim on behalf of JNLST or any series thereof without first making demand on the Trustees requesting the Trustees to bring or maintain such action, proceeding or claim. Such demand shall be excused only when the plaintiff makes a specific showing that irreparable injury to the Trust or series would otherwise result. Any decision by the Trustees to bring, maintain or settle (or not to bring, maintain or settle) such court action, proceeding or claim, or to submit the matter to a vote of shareholders, shall be made by the Trustees in their business judgment and shall be binding upon the shareholders. Any decision by the Trustees to bring or maintain a court action, proceeding or suit on behalf of the Trust or a series shall be subject to the right of the shareholders under Article V, Section 1 of the Declaration of Trust to vote on whether or not such court action, proceeding or suit should or should not be brought or maintained.

•
Minimum Number of Trustees – The current JNLIST Declaration of Trust does not currently provide for a minimum number of trustees, while the current JNLST Declaration of Trust provides for a minimum of three trustees.  The amended and restated DOTs now provide for no less than one trustee.

•
Determination of Net Asset Value – Provisions related to the determination of net asset value in the current JNLST Declaration of Trust contain detailed valuation language.  The provisions were revised for increased simplicity and flexibility and the detailed valuation language was deleted, since valuation is addressed in separate Trust policies and procedures.

•	Division of Beneficial Interest – Clarifying language is included in the amended and restated DOTs to state that all Shares are fully paid and nonassessable.
•	Derivative Instruments – Additional language is included in the amended and restated DOTs to clarify the Trusts' authority to invest in securities and to use derivative instruments.
•
Shareholder Voting Powers – Additional language is included in the amended and restated DOTs to reflect recent trends in Massachusetts declarations of trust to provide clarity that shareholders of JNLST and JNLIST shall have the power to vote to the same extent as the stockholders of a Massachusetts business corporation as to whether or not a court action, proceeding or claim should or should not be brought or maintained derivatively or as a class action on behalf of the Trust or a series thereof or the shareholders of either the Trust or a series thereof.

•	Annual Meeting – Clarifying language is included in the amended and restated DOTs to state that no annual or regular meetings of Shareholders are required.
•
Redemption at the Option of the Trust – Clarifying language is included in the amended and restated DOTs to provide the Trustees with the ability to redeem a Shareholder's interest in the Trust if they determine it is in the best interest of the Trust.

•	Limitation of Liability –
o
Expanded language is included in the amended and restated DOTs to clarify that the provision regarding limitation of liability applies to all trustees, officers, employees and agent of a Trust, or any series thereof.

o
Additionally, expanded language is included to make clear that there is no personal liability for Shareholders. (This language is in the current JNLIST Declaration of Trust, so this is only a change for JNLST.)

•
Merger Without Shareholder Vote – Language in the amended and restated DOTs is included to state that a merger may be approved if deemed appropriate by a majority of the Trustees, including a majority of the independent Trustees, without action or approval of the Shareholders, to the extent consistent with applicable laws and regulations.  This will provide clarity as to the Trusts' ability to rely on Rule 17a-8 under the Investment Company Act of 1940.

•
Shareholder Actions – Language regarding shareholder actions by written consent and regarding shareholder meeting matters (i.e., record dates and quorum) have been removed from the DOTs and added to the Trusts' by-laws.  The inclusion of this type of language in the by-laws, rather than in the DOTs, is consistent with Massachusetts corporate law trends.

The effective date for these changes, subject to shareholder approval for each Trust, will be September 25, 2017.  The amended and restated DOTs for each Trust are attached hereto as Exhibit E  and Exhibit F .

Approval of the amended and restated DOTs for JNLST Trust will require the affirmative vote of a "majority of the outstanding voting securities" (as defined in the 1940 Act) of each Trust, which means the affirmative vote of the lesser of (i) more than 50% of the outstanding voting securities of the Trust, or (ii) 67% or more of the voting securities of the Trust present at the Meeting if more than 50% of the Trust's outstanding voting securities are present at the Meeting in person or by proxy.  The approval of the amended and restated DOT for a Trust by the Shareholders of that Trust is not contingent upon the approval of the amended and restated DOT by the Shareholders of the other Trust.

THE BOARD, INCLUDING ALL OF ITS INDEPENDENT TRUSTEES, RECOMMENDS THAT SHAREHOLDERS OF THE TRUST VOTE "FOR" APPROVAL OF THE AMENDMENT TO THE DECLARATION OF TRUST UNDER PROPOSAL 3.

PROPOSAL 4: TO APPROVE REVISIONS TO THE FUNDAMENTAL POLICY REGARDING INDUSTRY CONCENTRATION.

(Shareholders of the JNL/Crescent High Income Fund, JNL/DoubleLine® Emerging Market Fixed Income Fund, JNL Disciplined Moderate Fund, JNL Disciplined Moderate Growth Fund, and JNL Disciplined Growth Fund of the JNL Series Trust, voting separately)

All mutual funds are required to adopt fundamental policies with respect to a limited number of matters.  Fundamental investment restrictions or policies cannot be changed, as a matter of law, without shareholder approval. JNAM has reviewed each of the current fundamental policies for all series of the Trust and has recommended to the Board that the fundamental policy with respect to industry concentration for the JNL/Crescent High Income Fund, JNL/DoubleLine® Emerging Market Fixed Income Fund, JNL Disciplined Moderate Fund, JNL Disciplined Moderate Growth Fund, and JNL Disciplined Growth Fund (hereinafter in this Proposal only, the "Funds"), each a series of the JNL Series Trust, be revised.  The primary purpose of the proposed revision is to remove the Funds current 25% industry concentration limit because, based on each Fund's name and investment strategy, the Funds are not concentrated in any particular industry. At its March 3, 2017 meeting, the Board reviewed materials provided by JNAM and upon review and consideration of those materials, as well as discussion with their counsel, the Board concluded that the proposed amendment to the fundamental policy for each of the Funds is appropriate.

The amendment to the industry concentration for the Funds is set forth in the table below:

Current Fundamental Policy	New Fundamental Policy (if approved by Fund Shareholders)
(2)   No Fund (except for the JNL/Brookfield Global Infrastructure and MLP Fund, JNL/Crescent High Income Fund, JNL/DoubleLine® Emerging Markets Fixed Income Fund, JNL/Invesco Global Real Estate Fund, JNL/BlackRock Natural Resources Fund, JNL/Mellon Capital MSCI KLD 400 Social Index Fund, JNL/Mellon Capital Utilities Sector Fund, JNL/Red Rocks Listed Private Equity Fund, JNL/WMC Government Money Market Fund, JNL Disciplined Moderate Fund, JNL Disciplined Moderate Growth Fund and JNL Disciplined Growth Fund) may invest more than 25% (for the Invesco sub-advised Fund, the percentage limitation is a non-fundamental restriction) of the value of their respective assets in any particular industry (other than U.S. government securities and/or foreign sovereign debt securities).

(2)   No Fund (except for the JNL/Brookfield Global Infrastructure and MLP Fund, ~~JNL/Crescent High Income Fund, JNL/DoubleLine® Emerging Markets Fixed Income Fund,~~ JNL/Invesco Global Real Estate Fund, JNL/BlackRock Natural Resources Fund, JNL/Mellon Capital MSCI KLD 400 Social Index Fund, JNL/Mellon Capital Utilities Sector Fund, and JNL/Red Rocks Listed Private Equity Fund~~, JNL/WMC Government Money Market Fund, JNL Disciplined Moderate Fund, JNL Disciplined Moderate Growth Fund and JNL Disciplined Growth Fund~~) may invest more than 25% (for the Invesco sub-advised Fund, the percentage limitation is a non-fundamental restriction) of the value of their respective assets in any particular industry (other than U.S. government securities and/or foreign sovereign debt securities).

The proposed amendment is not expected to have any material effect on the manner in which the Funds are managed or on each of the Fund's current investment objective.  If approved by shareholders of each of the Funds, the amended fundamental policy will become effective on September 25, 2017. If this proposed amendment is not approved by shareholders of any Fund, the current language will remain in effect for that Fund.

Approval of the amended fundamental policy for the Funds will require the affirmative vote of a "majority of the outstanding voting securities" (as defined in the 1940 Act) of the Funds, which means the affirmative vote of the lesser of (i) more than 50% of the outstanding voting securities of a Fund, or (ii) 67% or more of the voting securities of a Fund present at the Meeting if more than 50% of the Funds' outstanding voting securities are present at the Meeting in person or by proxy.  For this purpose, "voting securities" refers to the shares of each of the Funds. For this proposal, the vote of one Fund is not dependent upon the vote of another Fund. Each Fund will vote on this proposal separately. It is possible that the proposal may be approved for one or more Funds, but not all Funds.

THE BOARD, INCLUDING ALL OF ITS INDEPENDENT TRUSTEES, RECOMMENDS THAT SHAREHOLDERS OF EACH OF THE FUNDS VOTE "FOR" APPROVAL OF THE REVISIONS TO THE FUNDAMENTAL POLICY REGARDING INDUSTRY CONCENTRATIONS UNDER PROPOSAL 4.

PROPOSAL 5: TO APPROVE REVISIONS TO THE FUNDAMENTAL POLICY REGARDING OIL AND GAS INVESTMENTS.

(Shareholders of the JNL Multi-Manager Small Cap Value Fund)

All mutual funds are required to adopt fundamental policies with respect to a limited number of matters.  Fundamental investment restrictions or policies cannot be changed, as a matter of law, without shareholder approval. JNAM has reviewed each of the current fundamental policies for all series of the Trust and has recommended to the Board that the fundamental policy with respect to oil and gas investments for the JNL Multi-Manager Small Cap Value Fund (hereinafter in this Proposal only, the "Fund"), a series of the JNL Series Trust, be revised.  The primary purpose of the proposed revision is to remove the Fund from this restriction.  On September 28, 2015, the JNL/Franklin Templeton Small Cap Value Fund became the current JNL Multi-Manager Small Cap Value Fund.  Certain of the funds under the JNL Series Trust that are sub-advised by Franklin Templeton, including the JNL/Franklin Templeton Small Cap Value Fund, have historically been subject to the fundamental policy relating to investments in oil, gas and other mineral leases.  Therefore, when the sub-adviser for the Fund changed, the fundamental policy carried over to the newly managed Fund.  However, this fundamental policy is no longer applicable to the Fund's investment strategy. At its March 3, 2017 meeting, the Board reviewed materials provided by JNAM and upon review and consideration of those materials, as well as discussion with their counsel, the Board concluded that removing the Fund from the fundamental policy relating to oil and gas investments is appropriate.

The amendment to the fundamental policy for the Fund is set forth in the table below:

Current Fundamental Policy	New Fundamental Policy (if approved by Fund Shareholders)
(4)    The JNL Multi-Manager Small Cap Value Fund, JNL/Franklin Templeton Global Fund and the JNL/Franklin Templeton Mutual Shares Fund may not invest in oil, gas or other mineral leases, exploration or development programs, including limited partnership interests.  Debt or equity securities issued by companies engaged in the oil, gas, or real estate businesses are not considered oil or gas interests or real estate for purposes of this restriction.

(4)    The ~~JNL Multi-Manager Small Cap Value Fund,~~ JNL/Franklin Templeton Global Fund and the JNL/Franklin Templeton Mutual Shares Fund may not invest in oil, gas or other mineral leases, exploration or development programs, including limited partnership interests.  Debt or equity securities issued by companies engaged in the oil, gas, or real estate businesses are not considered oil or gas interests or real estate for purposes of this restriction.

The removal of this Fund from the fundamental policy is not expected to have any material effect on the manner in which the Fund is managed or on the Fund's current investment objective. If approved by shareholders of the Fund, the amended fundamental policy will become effective on September 25, 2017. If this proposed amendment is not approved by shareholders of the Fund, the current language will remain in effect for the Fund.

Approval of the amended fundamental policy for the Fund will require the affirmative vote of a "majority of the outstanding voting securities" (as defined in the 1940 Act) of the Fund, which means the affirmative vote of the lesser of (i) more than 50% of the outstanding voting securities of the Fund, or (ii) 67% or more of the voting securities of the Fund present at the Meeting if more than 50% of the Fund's outstanding voting securities are present at the Meeting in person or by proxy.  For this purpose, "voting securities" refers to the shares of the Fund.

THE BOARD, INCLUDING ALL OF ITS INDEPENDENT TRUSTEES, RECOMMENDS THAT SHAREHOLDERS OF THE FUND VOTE "FOR" APPROVAL OF THE REVISIONS TO THE FUNDAMENTAL POLICY REGARDING OIL AND GAS INVESTMENTS UNDER PROPOSAL 5.

PROPOSAL 6: TO APPROVE REVISIONS TO THE FUNDAMENTAL POLICY REGARDING THE PURCHASES OR SALES OF PHYSICAL COMMODITIES.

(Shareholders of the JNL/FPA + DoubleLine® Flexible Allocation Fund)

All mutual funds are required to adopt fundamental policies with respect to a limited number of matters.  Fundamental investment restrictions or policies cannot be changed, as a matter of law, without shareholder approval. JNAM has reviewed each of the current fundamental policies for all series of the Trust and has recommended to the Board that the fundamental policy with respect to the purchases or sales of physical commodities for the JNL/FPA + DoubleLine® Flexible Allocation Fund (hereinafter in this Proposal only, the "Fund"), a series of the JNL Series Trust, be revised.  The primary purpose of the proposed revision is to apply this restriction to the Fund .  On April 25, 2016, the JNL/Ivy Asset Strategy Fund (the "Ivy Fund") became the JNL/FPA + DoubleLine® Flexible Allocation Fund.  Because the Ivy Fund had a Cayman Subsidiary and could invest in physical commodities, this Fund was carved out of the fundamental policy specifically prohibiting a Fund from investing in physical commodities.  However, once the Fund changed in April 2016 to a multi-manager structure focusing on both equity and fixed income securities, the Cayman Subsidiary was closed and the Fund no longer had an investment strategy that included investing in physical commodities. At its March 3, 2017 meeting, the Board reviewed materials provided by JNAM and upon review and consideration of those materials, as well as discussion with their counsel, the Board concluded that adding the restriction for the purchases or sales of physical commodities for the Fund is appropriate.

The amendment to the fundamental policy for the Fund is set forth in the table below:

Current Fundamental Policy	New Fundamental Policy (if approved by Fund Shareholders)
(5)   No Fund, except the JNL/FPA + DoubleLine® Flexible Allocation Fund, may purchase or sell physical commodities other than foreign currencies unless acquired as a result of ownership of securities (but this limitation shall not prevent the Fund from purchasing or selling options, futures, swaps and forward contracts or from investing in securities or other instruments backed by physical commodities).  Such limitations do not apply to any Fund's wholly-owned subsidiary or controlled foreign corporation.

(5)   No Fund~~, except the JNL/FPA + DoubleLine® Flexible Allocation Fund,~~ may purchase or sell physical commodities other than foreign currencies unless acquired as a result of ownership of securities (but this limitation shall not prevent the Fund from purchasing or selling options, futures, swaps and forward contracts or from investing in securities or other instruments backed by physical commodities).  Such limitations do not apply to any Fund's wholly-owned subsidiary or controlled foreign corporation.

The removal of this Fund from the exception to this fundamental policy is not expected to have any material effect on the manner in which the Fund is managed or on the Fund's current investment objective. If approved by shareholders of the Fund, the amended fundamental policy will become effective on September 25, 2017. If this proposed amendment is not approved by shareholders of the Fund, the current language will remain in effect for the Fund.

Approval of the amended fundamental policy for the Fund will require the affirmative vote of a "majority of the outstanding voting securities" (as defined in the 1940 Act) of the Fund, which means the affirmative vote of the lesser of (i) more than 50% of the outstanding voting securities of the Fund, or (ii) 67% or more of the voting securities of the Fund present at the Meeting if more than 50% of the Fund's outstanding voting securities are present at the Meeting in person or by proxy.  For this purpose, "voting securities" refers to the shares of the Fund.

THE BOARD, INCLUDING ALL OF ITS INDEPENDENT TRUSTEES, RECOMMENDS THAT SHAREHOLDERS OF THE FUND VOTE "FOR" APPROVAL OF THE REVISIONS TO THE FUNDAMENTAL POLICY REGARDING THE PURCHASES OR SALES OF PHYSICAL COMMODITIES UNDER PROPOSAL 6.

PROPOSAL 7: TO APPROVE THE ELIMINATION OF A FUNDAMENTAL POLICY REGARDING REPURCHASE AGREEMENTS AND WARRANTS.

(Shareholders of each Fund of the JNL Investors Series Trust)

All mutual funds are required to adopt fundamental policies with respect to a limited number of matters.  Fundamental investment restrictions or policies cannot be changed, as a matter of law, without shareholder approval. JNAM has reviewed each of the current fundamental policies for all series of the Trust and has recommended to the Board that the fundamental policy with respect to repurchase agreements and warrants applicable to each Fund under the JNL Investors Series Trust ("JNLIST") be eliminated.  JNAM is requesting that this stated fundamental policy be removed because this allowance is already included elsewhere in the SAI and is not a restriction on the operation of the Fund.  Furthermore, this fundamental policy is not included in any of the other Trusts within the JNL Fund Complex. At its March 3, 2017 meeting, the Board reviewed materials provided by JNAM and upon review and consideration of those materials, as well as discussion with their counsel, the Board concluded that removing this fundamental policy is appropriate.

The current fundamental policy for each of the Funds under the JNLIST is set forth in the table below:

Current Fundamental Policy
(8) A Fund may invest in repurchase agreements and warrants and engage in futures and options transactions and securities lending.

The removal of this fundamental policy is not expected to have any material effect on the manner in which each of the Funds is managed or on each of the Fund's current investment objective. If approved by shareholders of the Fund, the amended fundamental policy will become effective on September 25, 2017. If this proposed amendment is not approved by shareholders of any of the Funds, the current language will remain in effect for that Fund.

Approval of the amended fundamental policy for the Funds will require the affirmative vote of a "majority of the outstanding voting securities" (as defined in the 1940 Act) of the Fund, which means the affirmative vote of the lesser of (i) more than 50% of the outstanding voting securities of a Fund, or (ii) 67% or more of the voting securities of a Fund present at the Meeting if more than 50% of the Fund's outstanding voting securities are present at the Meeting in person or by proxy.  For this purpose, "voting securities" refers to the shares of the Funds. For this proposal, the vote of one Fund is not dependent upon the vote of another Fund. Each Fund will vote on this proposal separately. It is possible that the proposal may be approved for one or more Funds, but not all Funds.

THE BOARD, INCLUDING ALL OF ITS INDEPENDENT TRUSTEES, RECOMMENDS THAT SHAREHOLDERS OF THE FUND VOTE "FOR" APPROVAL OF THE ELIMINATION OF A FUNDAMENTAL POLICY REGARDING REPURCHASE AGREEMENTS AND WARRANTS UNDER PROPOSAL 7.

PROPOSAL 8: TO APPROVE REVISIONS TO THE FUNDAMENTAL POLICY REGARDING BORROWING RESTRICTIONS.

(Shareholders of each of the Funds under the JNL Series Trust except for the JNL/Lazard Emerging Markets Fund, voting separately)

All mutual funds are required to adopt fundamental policies with respect to a limited number of matters.  Fundamental investment restrictions or policies cannot be changed, as a matter of law, without shareholder approval. JNAM has reviewed each of the current fundamental policies for all series of the Trust and has recommended to the Board that the fundamental policy with respect to the borrowing restrictions applicable to each Fund under the JNL Series Trust ("JNLST"), except for the JNL/Lazard Emerging Markets Fund, be revised.  The primary purpose of the proposed revision is to simplify the current disclosure and to avoid the potential for inconsistencies when including exceptions for certain funds.  The language of the proposed fundamental policy meets the Investment Company Act of 1940 restrictions for borrowing by a fund. At its March 3, 2017 meeting, the Board reviewed materials provided by JNAM and upon review and consideration of those materials, as well as discussion with their counsel, the Board concluded that the proposed amendment to the fundamental policy for each of the relevant Funds is appropriate.

The amendment to the fundamental policy relating to borrowing restrictions for the Funds is set forth in the table below:

Current Fundamental Policy	New Fundamental Policy (if approved by Fund Shareholders)
(9)   No Fund may issue senior securities except that a Fund may borrow money for temporary or emergency purposes (not for leveraging or investment) in an amount not exceeding 25% (33 1/3% for the JNL/AQR Large Cap Relaxed Constraint Equity Fund, JNL/Invesco Global Real Estate Fund, JNL/Invesco International Growth Fund, JNL/Invesco Mid Cap Value Fund, JNL/Invesco Small Cap Growth Fund, the JNL/BlackRock Natural Resources Fund, JNL/Franklin Templeton Global Fund, JNL Multi-Manager Small Cap Value Fund, JNL/Franklin Templeton Mutual Shares Fund, JNL/Goldman Sachs Emerging Markets Fund, JNL/MFS Mid Cap Value Fund, JNL/PIMCO Real Return Fund, JNL/PIMCO Total Return Bond Fund, and JNL/PPM America Total Return Fund) of the value of its total assets (including the amount borrowed) less liabilities (other than borrowings).  If borrowings exceed 25% of the value of a Fund's (not applicable to the Invesco sub-advised Funds, the JNL/AQR Large Cap Relaxed Constraint Equity Fund, the JNL/BlackRock Natural Resources Fund, the JNL/Goldman Sachs U.S. Equity Flex Fund, JNL/Franklin Templeton Global Fund, JNL Multi-Manager Small Cap Value Fund, JNL/Franklin Templeton Mutual Shares Fund, JNL/MFS Mid Cap Value Fund, and JNL/PPM America Total Return Fund) total assets by reason of a decline in net assets, the Fund will reduce its borrowings within three business days to the extent necessary to comply with the 25% limitation.  This policy shall not prohibit reverse repurchase agreements, deposits of assets to margin or guarantee positions in futures, options, swaps and forward contracts, or the segregation of assets in connection with such contracts, or dollar rolls where segregated.  This policy does not apply to the JNL/Lazard Emerging Markets Fund.
(9) No Fund may borrow money, except to the extent permitted by the 1940 Act, the rules and regulations thereunder, and any applicable exemptive relief.

The proposed amendment is not expected to have any material effect on the manner in which the Funds are managed or on each of the Fund's current investment objective.  If approved by shareholders of each of the Funds, the amended fundamental policy will become effective on September 25, 2017. If this proposed amendment is not approved by shareholders of any Fund, the current language will remain in effect for that Fund.

Approval of the amended fundamental policy for the Funds will require the affirmative vote of a "majority of the outstanding voting securities" (as defined in the 1940 Act) of the Funds, which means the affirmative vote of the lesser of (i) more than 50% of the outstanding voting securities of a Fund, or (ii) 67% or more of the voting securities of a Fund present at the Meeting if more than 50% of the Funds' outstanding voting securities are present at the Meeting in person or by proxy.  For this purpose, "voting securities" refers to the shares of each of the Funds. For this proposal, the vote of one Fund is not dependent upon the vote of another Fund. Each Fund will vote on this proposal separately. It is possible that the proposal may be approved for one or more Funds, but not all Funds.

THE BOARD, INCLUDING ALL OF ITS INDEPENDENT TRUSTEES, RECOMMENDS THAT SHAREHOLDERS OF EACH OF THE FUNDS VOTE "FOR" APPROVAL OF THE REVISIONS TO THE FUNDAMENTAL POLICY REGARDING BORROWING RESTRICTIONS UNDER PROPOSAL 8.

PROPOSAL 9: TO APPROVE THE ELIMINATION OF A FUNDAMENTAL POLICY REGARDING BORROWING RESTRICTIONS.

(Shareholders of the JNL/PPM America Total Return Fund of the JNL Series Trust)

All mutual funds are required to adopt fundamental policies with respect to a limited number of matters.  Fundamental investment restrictions or policies cannot be changed, as a matter of law, without shareholder approval. JNAM has reviewed each of the current fundamental policies for all series of the Trust and has recommended to the Board that the fundamental policy with respect to borrowing restrictions applicable to the JNL/PPM America Total Return Fund of the JNL Series Trust (hereinafter in this Proposal only, the "Fund") be eliminated.  JNAM is requesting that this stated fundamental policy be removed because of the changes being requested in Proposal 8 relating to the borrowing restrictions for all of the Funds within the JNL Series Trust.  If Proposal 8 is approved by shareholders, the fundamental policy relating to just the JNL/PPM America Total Return Fund would be confusing and contradictory to still have in effect once the other fundamental policy discussed in Proposal 8 is updated. At its March 3, 2017 meeting, the Board reviewed materials provided by JNAM and upon review and consideration of those materials, as well as discussion with their counsel, the Board concluded that removing this fundamental policy is appropriate.

The current fundamental policy for the Fund is set forth in the table below:

Current Fundamental Policy
(10)  The JNL/PPM America Total Return Fund will not borrow money, except for temporary or emergency purposes from banks.  The aggregate amount borrowed shall not exceed 33 1/3% of the Fund's total assets.  In the case of borrowing, the Fund may pledge, mortgage or hypothecate up to 15% of its assets.

The removal of this fundamental policy is not expected to have any material effect on the manner in which the Fund is managed or on the Fund's current investment objective. If approved by shareholders of the Fund, the amended fundamental policy will become effective on September 25, 2017. If this proposed amendment is not approved by shareholders of the Fund, the current language will remain in effect for this Fund.  Similarly, this Proposal is conditional upon Proposal 8 being approved by the shareholders of the Funds outlined in Proposal 8, and if Proposal 8 is not approved by the shareholders of the Funds outlined in Proposal 8, then the current language of this fundamental policy will remain in effect for  the JNL/PPM America Total Return Bond  Fund.

Approval of the amended fundamental policy for the Fund will require the affirmative vote of a "majority of the outstanding voting securities" (as defined in the 1940 Act) of the Fund, which means the affirmative vote of the lesser of (i) more than 50% of the outstanding voting securities of the Fund, or (ii) 67% or more of the voting securities of the Fund present at the Meeting if more than 50% of the Fund's outstanding voting securities are present at the Meeting in person or by proxy.  For this purpose, "voting securities" refers to the shares of the Fund.

THE BOARD, INCLUDING ALL OF ITS INDEPENDENT TRUSTEES, RECOMMENDS THAT SHAREHOLDERS OF THE FUND VOTE "FOR" APPROVAL OF THE ELIMINATION OF A FUNDAMENTAL POLICY REGARDING BORROWING RESTRICTIONS UNDER PROPOSAL 9.

OUTSTANDING SHARES

The Trustees have fixed the close of business on [May 1, 2017], as the Record Date for the determination of the Shareholders entitled to vote at the Meeting.  Shareholders on the Record Date will be entitled to one vote for each full share held and to a proportionate fractional vote for each fractional share.  As of the Record Date, there were issued and outstanding the following number of Fund shares:

Fund	Shares Outstanding
JNL Series Trust
JNL/American Funds® Balanced Fund (formerly, JNL/Capital Guardian Global Balanced Fund)	[to be provided by amendment]
JNL/American Funds Blue Chip Income and Growth Fund
JNL/American Funds Global Bond Fund
JNL/American Funds Global Small Capitalization Fund
JNL/American Funds Growth-Income Fund
JNL/American Funds International Fund
JNL/American Funds New World Fund
JNL Multi-Manager Alternative Fund
JNL Multi-Manager Mid Cap Fund
JNL Multi-Manager Small Cap Growth Fund
JNL Multi-Manager Small Cap Value Fund
JNL Institutional Alt 20 Fund
JNL Institutional Alt 35 Fund
JNL Institutional Alt 50 Fund
JNL Alt 65 Fund
JNL/American Funds Balanced Allocation Fund
JNL/American Funds Growth Allocation Fund
JNL/AB Dynamic Asset Allocation Fund
JNL/AQR Large Cap Relaxed Constraint Equity Fund (formerly, JNL/Goldman Sachs U.S. Equity Flex Fund)
JNL/AQR Managed Futures Strategy Fund
JNL/BlackRock Natural Resources Fund
JNL/BlackRock Global Allocation Fund
JNL/BlackRock Large Cap Select Growth Fund
JNL/Boston Partners Global Long Short Equity Fund
JNL/Brookfield Global Infrastructure and MLP Fund
JNL/Causeway International Value Select Fund
JNL/Crescent High Income Fund
JNL/DFA Growth Allocation Fund
JNL/DFA Moderate Allocation Fund
JNL/DFA U.S. Core Equity Fund
JNL/DoubleLine® Emerging Markets Fixed Income Fund
JNL/DoubleLine® Shiller Enhanced CAPE® Fund
JNL/FPA + DoubleLine® Flexible Allocation Fund
JNL/Franklin Templeton Founding Strategy Fund
JNL/Franklin Templeton Global Fund (formerly, JNL/Franklin Templeton Global Growth Fund)
JNL/Franklin Templeton Global Multisector Bond Fund
JNL/Franklin Templeton Income Fund
JNL/Franklin Templeton International Small Cap Growth Fund
JNL/Franklin Templeton Mutual Shares Fund
JNL/Goldman Sachs Core Plus Bond Fund
JNL/Goldman Sachs Emerging Markets Debt Fund
JNL/Goldman Sachs Mid Cap Value Fund
JNL/Harris Oakmark Global Equity Fund
JNL/Invesco China-India Fund
JNL/Invesco Global Real Estate Fund
JNL/Invesco International Growth Fund
JNL/Invesco Mid Cap Value Fund
JNL/Invesco Small Cap Growth Fund
JNL/JPMorgan MidCap Growth Fund
JNL/JPMorgan U.S. Government & Quality Bond Fund
JNL/Lazard Emerging Markets Fund
JNL/MMRS Conservative Fund
JNL/MMRS Growth Fund
JNL/MMRS Moderate Fund
JNL/Mellon Capital 10 x 10 Fund
JNL/Mellon Capital Index 5 Fund
JNL/Mellon Capital Emerging Markets Index Fund
JNL/Mellon Capital European 30 Fund
JNL/Mellon Capital Pacific Rim 30 Fund
JNL/Mellon Capital MSCI KLD 400 Social Index Fund
JNL/Mellon Capital S&P 500 Index Fund
JNL/Mellon Capital S&P 400 Mid Cap Index Fund
JNL/Mellon Capital Small Cap Index Fund
JNL/Mellon Capital International Index Fund
JNL/Mellon Capital Bond Index Fund
JNL/Mellon Capital Utilities Sector Fund
JNL/Neuberger Berman Strategic Income Fund
JNL/Oppenheimer Emerging Markets Innovator Fund
JNL/Oppenheimer Global Growth Fund
JNL/PIMCO Real Return Fund
JNL/PIMCO Total Return Bond Fund
JNL/PPM America Floating Rate Income Fund
JNL/PPM America High Yield Bond Fund
JNL/PPM America Mid Cap Value Fund
JNL/PPM America Small Cap Value Fund
JNL/PPM America Total Return Fund
JNL/PPM America Value Equity Fund
JNL/Red Rocks Listed Private Equity Fund
JNL/Scout Unconstrained Bond Fund
JNL/S&P Competitive Advantage Fund
JNL/S&P Dividend Income & Growth Fund
JNL/S&P Intrinsic Value Fund
JNL/S&P Total Yield Fund
JNL/S&P Mid 3 Fund
JNL/S&P International 5 Fund
JNL/T. Rowe Price Established Growth Fund
JNL/T. Rowe Price Mid-Cap Growth Fund
JNL/T. Rowe Price Short-Term Bond Fund
JNL/T. Rowe Price Value Fund
JNL/Westchester Capital Event Driven Fund
JNL/WMC Balanced Fund
JNL/WMC Government Money Market Fund
JNL/WMC Value Fund
JNL/S&P 4 Fund
JNL/S&P Managed Conservative Fund
JNL/S&P Managed Moderate Fund
JNL/S&P Managed Moderate Growth Fund
JNL/S&P Managed Growth Fund
JNL/S&P Managed Aggressive Growth Fund
JNL/Disciplined Moderate Fund
JNL/Disciplined Moderate Growth Fund
JNL/Disciplined Growth Fund
JNL Investors Series Trust
JNL Government Money Market Fund (formerly, JNL Money Market Fund)
JNL/PPM America Low Duration Bond Fund
JNL Variable Fund LLC
JNL/Mellon Capital Dow Index Fund
JNL/Mellon Capital Global 30 Fund
JNL/Mellon Capital Nasdaq® 100 Fund
JNL/Mellon Capital S&P SMid 60 Fund
JNL/Mellon Capital JNL 5 Fund
JNL/Mellon Capital Communications Sector Fund
JNL/Mellon Capital Consumer Brands Sector Fund
JNL/Mellon Capital Financial Sector Fund
JNL/Mellon Capital Healthcare Sector Fund
JNL/Mellon Capital Oil & Gas Sector Fund
JNL/Mellon Capital Technology Sector Fund
JNL Strategic Income Fund LLC
JNL/PPM America Strategic Income Fund

As of [May 1, 2017], the officers and Trustees of the Trust, as a group, owned less than 1% of the outstanding shares of the Funds.

Because shares in each of the Trusts are sold only to Jackson National, Jackson of NY, certain Funds of the Trusts, and certain investment companies managed by affiliates of the Adviser organized as Fund of Funds, Jackson National, through its separate accounts which hold shares in the Trust as funding vehicles for variable insurance contracts and certain retirement plans, is the owner of record of substantially all of the shares of the Trust.  In addition, Jackson National, through its general account, is the beneficial owner of shares in certain of the Funds, in some cases representing the initial capital contributed at the inception of a fund, and in other cases representing investments made for other corporate purposes.  As may be required by applicable law and interpretations of the staff of the SEC, Jackson National and Jackson of NY will solicit voting instructions from owners of variable insurance contracts regarding matters submitted to Shareholder vote, and will vote the shares held by its separate accounts in accordance with the voting instructions received from variable contract owners to whose contracts such shares are attributable.  This is sometimes referred to as "pass through" voting. Further, those shares which are owned by Jackson National through its general account, and shares held in the separate accounts for which no voting instructions are received from contract owners, also will be voted in the same proportions as those shares for which voting instructions are received from variable contract owners.  This is sometimes referred to as "echo" voting.  As a result of proportional voting the vote of a small number of contract owners could determine the outcome of a proposal subject to shareholder vote.

As of the Record Date, [May 1, 2017], the following persons owned 5% or more of the shares of the Funds either beneficially or of record:

Fund	Name and Address	Amount of Ownership	Percentage of Shares owned
[to be provided by amendment]

Contract Owners may be deemed to have an indirect beneficial interest in the Fund shares owned by the separate accounts.  As noted above, Contract Owners have the right to give instructions to the insurance company shareholders as to how to vote the Fund shares attributable to their Variable Contracts.  As of [May 1, 2017], no persons may be deemed to have an indirect beneficial interest totaling more than 25% of the voting securities of the Funds.  [to be updated by amendment]

CONTINGENCY PLAN

Except for Proposal 9 being contingent upon Proposal 8 being approved by all of its shareholders, the other proposals on this Proxy Statement are not contingent upon each other to be approved.  Therefore, if Proposal 1 (election of directors) is not approved as of the Effective Date, the Board (as composed at that time) will consider what actions are appropriate and in the best interests of Contract Owners, including the possible appointment of an interim board (which may be the JNL Funds' Board), or other possible alternatives.  Similarly, if Proposals 2-8 are not approved by Contract Owners, the Board will consider what actions are appropriate and in the best interests of Contract Owners that have assets invested in that Fund. While the Board has made no determination regarding this contingency, it is possible that the Board would determine to re-solicit the Shareholders of the Fund to approve either of the proposals.

OTHER BUSINESS

The Trustees do not intend to present and do not have reason to believe that others will present any other items of business at the Meeting. However, if other matters are properly presented to the Meeting for a vote, the proxies will be voted upon such matters in accordance with the judgment of the persons acting under the proxies.

The Trust does not hold regular meetings of Shareholders.  Shareholders wishing to submit proposals for inclusion in a proxy statement for a subsequent meeting of Shareholders should send their written proposals to the Secretary of the Trust at the address set forth on the first page of this proxy statement.

Proposals must be received a reasonable time prior to the date of a meeting of Shareholders to be considered for inclusion in the proxy materials for a meeting. Timely submission of a proposal does not, however, necessarily mean that the proposal will be included. Persons named as proxies for any subsequent meeting of Shareholders will vote in their discretion with respect to proposals submitted on an untimely basis.

SOLICITATION OF PROXIES AND CONTRACT OWNER VOTING INSTRUCTIONS

In addition to the mailing of these proxy materials, voting instructions may be solicited by letter, telephone, or personal contact by officers or employees of the Trust, JNAM, or Jackson National.

JNAM, as the Trust's Administrator, has retained the services of retained the services of Mediant Communications ("Mediant"), 400 Regency Parkway, Suite 200, Cary, North Carolina 27519, to assist in the printing and mailing of proxy statements and the solicitation of voting instructions.  The anticipated cost of the services to be provided by Mediant in connection with this proxy solicitation is approximately $705,000.

The costs of the printing and mailing of the Notice, this Proxy Statement, and the accompanying voting instruction card, and the solicitation of Contract Owner voting instructions, will be split 50/50 between JNAM and the Trust.

PROMPT EXECUTION AND RETURN OF THE ENCLOSED VOTING INSTRUCTIONS FORM IS REQUESTED.
A SELF-ADDRESSED, POSTAGE-PAID ENVELOPE IS ENCLOSED FOR YOUR CONVENIENCE.

Mark D. Nerud
Trustee, President, and Chief Executive Officer

Dated: May 10, 2017
Lansing, Michigan

 Exhibit A: Governance Committee Charter

JACKSON NATIONAL LIFE FUNDS

GOVERNANCE COMMITTEE

CHARTER

(As Amended 8/31/2016)

The purpose of the Governance Committee is to oversee the Board's governance processes.  The Governance Committee will undertake its responsibility without derogation of any of the Board's duties or responsibilities to govern the Funds in the best interests of shareholders.  This Charter outlines not only the Governance Committee's responsibilities but also various policies adopted by the Board.  The Governance Committee will:

1.
Recommend to the Board of Trustees/Managers (Trustees) of the Funds the slate of nominees for Independent Trustees to be elected (including any Trustees to be elected to fill vacancies).  The Committee will evaluate candidates' qualifications for Board membership and their independence from management and principal service providers.  Persons selected must be independent in terms of both the letter and the spirit of the Investment Company Act of 1940 and the Rules, Regulations and Forms under the Act.  The Committee also will consider the effect of any relationships beyond those delineated in the 1940 Act that might impair independence, such as business, financial or family relationships with Fund managers or service providers.

2.
Interview (which will be done by the Committee Chair and at least one other member of the Committee) any candidate (Independent and Interested) whom the Committee anticipates recommending to the Board for service on the Board.  The Committee will not consider any candidate to serve as an Independent Trustee who (1) has served as an officer or director of the Fund's investment adviser, principal underwriter or any of their respective affiliates during the preceding five years, or (2) is a close family member of an employee, officer or interested Trustee of any Fund or any of its affiliates.

3.
Review the independence of Independent Trustees then serving on the Fund Board.  An otherwise Independent Trustee who previously served as an officer or director of the Fund's investment adviser, principal underwriter or any of their respective affiliates will not be deemed independent, unless five years have elapsed since he or she severed any such affiliation.  No close family member of an employee, officer or interested Trustee of any Fund or any of its affiliates will be deemed independent.  No person who receives, or who in the preceding five years has received, any consulting, advisory or similar fee from Jackson National Asset Management or any of its affiliates will be deemed independent.

4.	Recommend, as appropriate, to the Board the Independent Trustees to be selected for membership on the various Board Committees.

5.	Periodically review the Board's Committee structure and recommend to the Board, as appropriate, changes to that structure.

6.	Review the composition of the Board to determine whether it may be appropriate to add individuals with different backgrounds or skills from those already on the Board.

7.	Report biennially to the Board on whether the Audit Committee has at least one Audit Committee Financial Expert.[1]

8.	Review each Trustee's beneficial investment in Fund shares.

9.
Be available to assist the Board in evaluating the quality of Trustee participation on the Board, which may be measured, in part, by factors such as attendance and contributions at Board meetings and by a review of responses to the annual Board Review.  The Committee will review, with the Board Chair, the summary of responses to the Board Review and report those responses to the full Board.  A Trustee automatically will be ineligible for re-nomination to the Board, and the Board will request his or her resignation, if for health or any other reason the individual fails to participate, over any eighteen-month period, in (1) three consecutive regularly scheduled in-person meetings of the Board or (2) four in-person meetings of the Board.

10.	Recommend to the Board a successor to the Board Chair at the expiration of a term or when a vacancy occurs.

11.
Develop an annual education calendar that details the topics to be addressed in education sessions of the Board.  The education calendar for a year will be presented to the full Board at its last quarterly meeting of the prior year.  The Committee Chair, in consultation with the Board Chair, may make adjustments to the education calendar during the year as appropriate due to industry or regulatory developments or other factors.

12.
Annually review the attendance by each Independent Trustee at educational seminars, conferences or similar meetings.  The Board encourages each Independent Trustee to attend at least one such meeting per year.

13.	Develop and conduct orientation sessions for any new Independent Trustee before or shortly after the new Trustee joins the Board.

14.	As required by law or deemed advisable by the Committee, develop policies and procedures addressing matters which should come before the Committee in the proper exercise of its duties.

15.	Review, at least annually, the Board's adherence to industry "best practices."
16.
Review, at least annually, the engagement of outside counsel to the Funds and of counsel to the Independent Trustees, including fees and expenses and the independence of counsel to the Independent Trustees.

17.	Review Trustee compliance with the policy adopted by the Board that a Trustee/Manager must retire from Board service by December 31 of the year in which he or she reaches the age of 75.

18.	Review and make recommendations to the Board concerning Trustee compensation and expenses, including:

–	annual Trustee fees;

–	supplemental compensation for Committee service;

–	supplemental compensation for serving as a Committee Chair; and

–	expense reimbursement.

19.	Review periodic reports from the Funds' Chief Compliance Officer on the number and handling of shareholder complaints.

20.	Annually review and, as appropriate, recommend changes to its Charter.

21.	Review compliance with the following Board and Committee Chair term limit policies:

Board Chair
Once every three years, coincident with the fourth quarterly meeting, the Governance Committee, in consultation with the Board Chair, will nominate, and the Board of Trustees/Managers will elect, an Independent Trustee/Manager to serve as Chair of the Board for a three-year term.  The Board Chair will normally serve a single three-year term, but may be re-elected for a second three-year term.  If the Board Chair has served for two consecutive terms, the Chair may not serve again as the Chair, unless at least one year has elapsed since the end of his or her second consecutive term as Board Chair.  Beginning December 16, 2013, the next election of the Board Chair will occur triennially in the fourth quarter of every third year following the election of such Chair.  If a vacancy in the Board Chair occurs, the Board will promptly elect a new chair.
Committee Chair
Once every three years, coincident with the fourth quarterly meeting, the Governance Committee, in consultation with each Committee Chair, will nominate, and the Board will elect, the Chair of each standing Board Committee for a three-year term.  The Chair of a particular Committee, excluding an Investment Committee, will normally serve a single three-year term, but may be re-elected for a second three-year term.  If the Chair of a Committee has served for two consecutive terms, the Chair may not serve again as such Committee Chair, unless at least one year has elapsed since the end of his or her second consecutive term as Committee Chair.  Beginning December 16, 2013, the next election for Chair of each Committee will occur triennially in the fourth quarter of every third year following the election of such Chair.  If a vacancy in a Committee Chair occurs, the Board will promptly elect a new Committee Chair.  The Committee Chair, in consultation with other members of that Committee and management, will develop the agenda for each meeting of that Committee.

1 Audit committee financial experts last designated October 2014. The Governance committee will review this designation every year ending in an even number.

Exhibit B: Information Concerning the Trust's Independent Registered Public Accounting Firm
The Board of each of the Trusts, including a majority of the Independent Trustees, has selected the firm of KPMG LLP ("KPMG") to audit the financial statements of each Fund for the current fiscal year. The Funds know of no direct or indirect financial interest of KPMG in any Fund. Representatives of KPMG are not expected to be present at the Meeting. Accordingly, representatives of KPMG are not expected to make a statement at the Meeting and will not be available to respond to appropriate questions at the Meeting.
Audit Fees. Audit Fees are fees related to the audit and review of the financial statements included in annual reports and registration statements and other services that are normally provided in connection with statutory and regulatory filings or engagements.
Audit-Related-Fees. Audit-Related Fees are fees related to assurance and related services that are reasonably related to the performance of the audit or review of financial statements, but not reported under "Audit Fees".
Tax Fees. Tax Fees are fees associated with tax compliance, tax advice and tax planning, including services relating to the filing or amendment of federal, state or local income tax returns, regulated investment company qualification reviews, and tax distribution and analysis reviews.
All Other Fees. All Other Fees are fees related to products and services provided to the Trust, but not reported under "Audit Fees", "Audit-Related Fees", or "Tax Fees".
The following table sets forth the amount KPMG billed the Funds for professional services rendered by KPMG for the two fiscal years indicated in the table.

Type of Fee for JNL Series Trust	Fiscal Year Ended 12/31/15	Fiscal Year Ended 12/31/16
Audit Fees	$1,254,696	$1,406,674
Audit-Related Fees	$4,417	$20,717
Tax Fees	$402,657	$2,454
All Other Fees	$44,570	$29,348

Total Fees for Services Provided to JNL Series Trust	$1,706,340	$1,459,193

Type of Fee for JNL Investors Series Trust	Fiscal Year Ended 12/31/15	Fiscal Year Ended 12/31/16
Audit Fees	$52,769	$27,997
Audit-Related Fees	$0	$0
Tax Fees	$12,702	$0
All Other Fees	$0	$0

Total Fees for Services Provided to JNL Investors Series Trust	$65,471	$27,997

Type of Fee for JNL Variable Fund LLC	Fiscal Year Ended 12/31/15	Fiscal Year Ended 12/31/16
Audit Fees	$74,859	$72,905
Audit-Related Fees	$6,083	$5,433
Tax Fees	$56,028	$0
All Other Fees	$4,705	$14,754

Total Fees for Services Provided to JNL Variable Fund LLC	$141,675	$93,092

Type of Fee for JNL Strategic Income Fund LLC	Fiscal Year Ended 12/31/15	Fiscal Year Ended 12/31/16
Audit Fees	$16,536	$18,110
Audit-Related Fees	$0	$0
Tax Fees	$0	$0
All Other Fees	$0	$0

Total Fees for Services Provided to JNL Strategic Income Fund LLC	$16,536	$18,110
During the Trust's fiscal years ended December 31, 2015 and December 31, 2016, the aggregate fees billed by KPMG for non-audit services rendered to each of the Trusts, JNAM, or to any entity controlling, controlled by, or under common control with JNAM that provides ongoing services to each of the Trusts were $605,022 and $216,840, respectively, for the JNL Series Trust, $170,497 and $164,321, respectively, for the JNL Investors Series Trust, $218,527 and $184,508, respectively, for the JNL Variable Fund LLC, and $123,635 and $164,321, respectively for the JNL Strategic Income Fund LLC, and in total were less than the aggregate fees billed for those same periods by KPMG for audit services rendered to all of the Trusts.
KPMG did not bill any Fund, JNAM or any entity controlling, controlled by, or under common control with JNAM that provides services to a Fund for any professional services rendered for financial information systems design and implementation.
The Audit Committee has adopted policies and procedures that generally provide that the Audit Committee (or in certain circumstances, its Chairman) must pre-approve any audit, audit-related, tax, and other services to be provided by the independent registered public accounting firm to each Fund or to JNAM and any entity controlling, controlled by, or under common control with JNAM that provides ongoing services to each Fund if the engagement relates directly to operations and financial reporting of each Fund, to assure that the provision of such services does not impair the independent registered public accounting firm's independence. Subject to the terms of the policy, the Chairman of the Audit Committee will report any pre-approval decisions to the Audit Committee at its next scheduled meeting. Unless a type of service to be provided by the independent registered public accounting firm has received general pre-approval, it must be pre-approved by the Audit Committee (or in certain circumstances, its Chairman). Any proposed services exceeding pre-approved cost levels requires specific pre-approval by the Audit Committee. The Audit Committee has considered the provision of non-audit services rendered to JNAM, and any entity controlling, controlled by, or under common control with JNAM that provides ongoing services to each Fund and has determined that the provision of such services is compatible with maintaining the independent registered public accounting firm's independence. All of the services associated with the fees billed by KPMG to each of the Trusts for the fiscal years ended December 31, 2015 and 2016 were approved by the Audit Committee.

Exhibit C: Amended and Restated Distribution Plan for Class A Shares of each of the Trusts

JNL Series Trust

Amended and Restated Distribution Plan

Whereas, JNL Series Trust (the "Trust") engages in business as an open-end management investment company and is registered as such under the Investment Company Act of 1940, as amended (the "Act").

Whereas, the Trust currently issues the series of shares of beneficial interest in the Trust listed on Schedule A hereto (each a "Fund" and, collectively, the "Funds") and each Fund represents a separate portfolio of investments of the Trust.

Whereas, the Trust has adopted a Multiple Class Plan pursuant to Rule 18f-3 under the Act, whereby a Fund may issue one or more classes of shares, as shown on Schedule A hereto.

Whereas, the Board of Trustees has determined that it is appropriate and desirable to use assets of Class A Shares of the Funds to finance certain distribution and related service expenses that are primarily intended to result in the sale of such Class A Shares of the Funds.

Whereas, the Trust has entered into a Distribution Agreement with Jackson National Life Distributors LLC (the "Distributor") pursuant to which the Distributor will serve as distributor of the securities of the Funds.

Whereas, the Trust wishes to adopt this Amended and Restated Distribution Plan (this "Plan") with respect to Class A Shares, as set forth hereinafter.

Whereas, a majority of the Board of Trustees, including a majority of the Trustees who are not interested persons of the Trust (the "Disinterested Trustees") and who have no direct or indirect financial interest in the operation of this Plan or in any agreements related to this Plan (the "Rule 12b-1 Trustees"), have determined, in the exercise of reasonable business judgment and in light of their fiduciary duties under state law and under Sections 36(a) and (b) of the Act, that there is a reasonable likelihood that adoption of this Plan will benefit the applicable Funds and their shareholders.

Now, Therefore, this Plan is adopted by the Trust on behalf of the Funds, in accordance with Rule 12b-1 under the Act ("Rule 12b-1"), on the following terms and conditions:

1.	Authorized Distribution and/or Service 12b-1 Fees.

(a) For purposes of Section 1 hereof, "Recipient" shall mean any broker or dealer, administrator, financial intermediary, or other that (i) has rendered assistance (whether direct, administrative, or both) in the distribution of Class A Shares of a Fund; (ii) has furnished or will furnish the Distributor with such information as the Distributor has requested or may request to answer such questions as may arise concerning the sale of Class A Shares of a Fund; and (iii) has been selected by the Distributor to receive payments under this Plan. Notwithstanding the foregoing, a majority of the Rule 12b-1 Trustees may remove any broker or dealer, administrator, or other as a Recipient.

(b) Each Fund that issues Class A Shares is authorized to pay a fee to the Distributor as compensation for distribution and related additional service expenses incurred in promoting the sale of the Fund's Class A Shares at a rate per annum of the average daily net assets attributable to the Class A Shares, as shown on Schedule A hereto (the "12b-1 Fee").  Each Fund's Class A Shares shall bear exclusively its own costs of such payments.  Such 12b-1 Fee shall be calculated and accrued daily and paid within forty-five (45) days at the end of each month, or at such other intervals as the Board of Trustees shall determine.  The Distributor shall provide distribution and related additional services of the type contemplated herein and reviewed from time to time by the Board of Trustees, and shall compensate Recipients for providing or assisting in providing such distribution and related additional services.   Some or all of the 12b-1 Fee paid to the Distributor may be spent on services, activities and expenses that are primarily intended to result, directly or indirectly, in the sale of Class A Shares of the Funds, and related additional service activities including, but not limited to, the following:

(i) Developing, preparing, printing and mailing of Fund sales literature and other promotional materials describing and/or relating to the Fund, including materials intended for use by Jackson National Life Insurance Company and its affiliates, or for broker-dealer only use or retail use;

(ii) Holding or participating in seminars and sales meetings for registered representatives designed to promote the distribution of Fund shares;

(iii) Paying compensation to and expenses, including overhead, of employees of the Distributor that engage in the distribution of variable insurance products that offer the Funds ("Insurance Contracts");

(iv) Paying compensation to broker-dealers or other financial intermediaries that engage in the distribution of Insurance Contracts, including, but not limited to, certain commissions, servicing fees and marketing fees;

(v) Providing services, related to the Funds, to Insurance Contract owners; such services will include, but not be limited to, assisting the Funds with proxy solicitations, obtaining information, answering questions, providing explanations to Insurance Contract owners regarding the Funds' investment objectives and policies and other information about the Funds, including performance of the Funds, and developing and providing electronic capabilities or information technology platforms to assist in providing any of the foregoing services to Insurance Contract owners;

(vi) Printing and mailing of Fund prospectuses, statements of additional information, supplements, and annual and semiannual reports for prospective owners of Insurance Contracts;

(vii) Training sales personnel regarding sales of Insurance Contracts on matters related to the Funds;

(viii) Compensating sales personnel in connection with the allocation of cash values and premiums of the Insurance Contracts to the Funds;

(ix) Providing periodic reports to the Funds and regarding the Funds to third-party reporting services;

(x) Reconciling and balancing separate account investments in the Funds;

(xi) Reconciling and providing notice to the Funds of net cash flow and cash requirements for net redemption orders;

(xii) Confirming transactions; and

(xiii)  Financing other activities that the Board of Trustees determines are primarily intended to result, directly or indirectly, in the servicing or sale of Fund shares.

(c) The provisions of Section 1 hereof shall apply in respect of the Class A Shares of the Funds shown on Schedule A hereto, as such schedule may be amended from time to time.

2.
Limitations on Charges and Fees. Notwithstanding anything in this Plan to the contrary, all amounts payable by a Fund pursuant to Section 1 hereof shall be subject to, in the aggregate, the limitations on the payment of asset-based sales charges and service fees set forth in Section 2341 of the Conduct Rules of the Financial Industry Regulatory Authority.

3.	Miscellaneous.

(a) Effectiveness. This Plan shall not take effect with respect to a Fund (or a class of shares thereof) until (i) this Plan has been approved by a vote of a majority of the outstanding voting securities of the Trust entitled to vote thereon and (ii) this Plan, together with any related agreements, has been approved by a vote of both (1) the Board of Trustees and (2) the Rule 12b-1 Trustees, cast in person at a meeting (or meetings) called, at least in part, for the purpose of voting on this Plan and such related agreements. As additional Funds or classes of shares are established, this Plan shall not take effect with respect to such Funds or classes of shares until this Plan, together with any related agreements, has been approved by a vote of both (1) the Board of Trustees and (2) the Rule 12b-1 Trustees, cast in person at a meeting (or meetings) called, at least in part, for the purpose of voting on this Plan and such related agreements. Subject to approval as required by this paragraph and any other approvals required by the Act and the rules thereunder, this Plan shall take effect at the time specified by the Board of Trustees, or, if no such time is specified by the Trustees, at the time that all necessary approvals have been obtained.

(b) Continuation. This Plan shall continue in full force and effect as to a Fund (or a class of shares thereof) for so long as such continuance is specifically approved at least annually by a vote of both (i) the Board of Trustees; and (ii) the Rule 12b-1 Trustees, cast in person at a meeting called, at least in part, for the purpose of voting on this Plan.

(c) Rule 12b-1. This Plan has been adopted pursuant to Rule 12b-1 and is designed to comply with all applicable requirements imposed under such Rule. To the extent that any or all of the 12b-1 Fees may be deemed to have financed any activity which is primarily intended to result, directly or indirectly, in the sale of Fund shares (within the meaning of Rule 12b-1), all those 12b-1 Fees paid by the Funds shall be deemed to be made under this Plan and pursuant to clause (b) of Rule 12b-1.

(d) Reports. The Distributor shall provide to the Board of Trustees a written report of the amounts expended or benefits received and the purposes for which such expenditures were made at such frequency as may be required under Rule 12b-1.

(e) Related Agreements. Any agreement related to this Plan must provide, in substance, (i) that the agreement may be terminated as to the Trust or any Fund (or class of shares thereof) at any time, without payment of any penalty, by vote of the Board of Trustees, by vote of a majority of the Rule 12b-1 Trustees, or by a vote of a majority of the outstanding voting securities of the Trust entitled to vote thereon, on not more than 60-days' written notice to any other party to the agreement, and (ii) that the agreement will terminate automatically in the event of its "assignment" (as defined in the Act).

(f) Termination. This Plan may be terminated as to the Trust or any Fund (or class of shares thereof) at any time, without payment of any penalty, by vote of the Board of Trustees, by vote of a majority of the Rule 12b-1 Trustees, or by a vote of a majority of the outstanding voting securities of Trust entitled to vote thereon.

(g) Amendments. This Plan may not be amended in any material respect unless such amendment is approved by a vote of a majority of both (i) the Board of Trustees and (ii) the Rule 12b-1 Trustees, cast in person at a meeting called, at least in part, for the purpose of voting on such approval. This Plan may not be amended to increase materially the amount to be spent for distribution unless such amendment is approved by a majority of the outstanding voting securities of the applicable Fund or class of shares thereof and by a majority of both (i) the Board of Trustees and (ii) the Rule 12b-1 Trustees, cast in person at a meeting called, at least in part, for the purpose of voting on such approval.

(h) Disinterested Trustees. While this Plan is in effect, at least a majority of the Trustees of the Trust must be Disinterested Trustees; only those Trustees may select and nominate any other Disinterested Trustees; and any person who acts as legal counsel for the Disinterested Trustees must be an "independent legal counsel" (as defined in the Act).

(i) Records. The Trust shall preserve copies of this Plan and any related agreement or report made pursuant to this Plan or Rule 12b-1 for a period of not less than six years from the date of this Plan or any such agreement or report, the first two years in an easily accessible place.

(j) Severability. The provisions of this Plan are severable as to each Fund or class of shares of a Fund, and any action to be taken with respect to this Plan shall be taken separately for each Fund or class of shares affected by the matter.

Adopted:  July 1, 2017

Schedule A

Effective September 25, 2017

Fund	Class	Maximum 12b-1 Fee[1]
JNL/American Funds Balanced Fund	Class A Class I	0.30% None
JNL/American Funds Blue Chip Income and Growth Fund	Class A Class I	0.30% None
JNL/American Funds Global Bond Fund	Class A Class I	0.30% None
JNL/American Funds Global Small Capitalization Fund	Class A Class I	0.30% None
JNL/American Funds Growth-Income Fund	Class A Class I	0.30% None
JNL/American Funds International Fund	Class A Class I	0.30% None
JNL/American Funds New World Fund	Class A Class I	0.30% None
JNL Multi-Manager Alternative Fund	Class A Class I	0.30% None
JNL Multi-Manager Mid Cap Fund	Class A Class I	0.30% None
JNL Multi-Manager Small Cap Growth Fund	Class A Class I	0.30% None
JNL Multi-Manager Small Cap Value Fund	Class A Class I	0.30% None
JNL Institutional Alt 20 Fund	Class A Class I	0.30% None
JNL Institutional Alt 35 Fund	Class A Class I	0.30% None
JNL Institutional Alt 50 Fund	Class A Class I	0.30% None
JNL Alt 65 Fund	Class A Class I	0.30% None
JNL/American Funds Balanced Allocation Fund	Class A Class I	0.30% None
JNL/American Funds Growth Allocation Fund	Class A Class I	0.30% None
JNL/AB Dynamic Asset Allocation Fund	Class A Class I	0.30% None
JNL/AQR Large Cap Relaxed Constraint Equity Fund	Class A Class I	0.30% None
JNL/AQR Managed Futures Strategy Fund	Class A Class I	0.30% None
JNL/BlackRock Natural Resources Fund	Class A Class I	0.30% None
JNL/BlackRock Global Allocation Fund	Class A Class I	0.30% None
JNL/BlackRock Large Cap Select Growth Fund	Class A Class I	0.30% None
JNL/Boston Partners Global Long Short Equity Fund	Class A Class I	0.30% None
JNL/Brookfield Global Infrastructure and MLP Fund	Class A Class I	0.30% None
JNL/Causeway International Value Select Fund	Class A Class I	0.30% None
JNL/Crescent High Income Fund	Class A Class I	0.30% None
JNL/DFA Growth Allocation Fund	Class A Class I	0.30% None
JNL/DFA Moderate Allocation Fund	Class A Class I	0.30% None
JNL/DFA U.S. Core Equity Fund	Class A Class I	0.30% None
JNL/DoubleLine Emerging Markets Fixed Income Fund	Class A Class I	0.30% None
JNL/DoubleLine Shiller Enhanced CAPE Fund	Class A Class I	0.30% None
JNL/FPA + DoubleLine Flexible Allocation Fund	Class A Class I	0.30% None
JNL/Franklin Templeton Founding Strategy Fund	Class A Class I	0.30% None
JNL/Franklin Templeton Global Fund	Class A Class I	0.30% None
JNL/Franklin Templeton Global Multisector Bond Fund	Class A Class I	0.30% None
JNL/Franklin Templeton Income Fund	Class A Class I	0.30% None
JNL/Franklin Templeton International Small Cap Growth Fund	Class A Class I	0.30% None
JNL/Franklin Templeton Mutual Shares Fund	Class A Class I	0.30% None
JNL/Goldman Sachs Core Plus Bond Fund	Class A Class I	0.30% None
JNL/Goldman Sachs Emerging Markets Debt Fund	Class A Class I	0.30% None
JNL/Harris Oakmark Global Equity Fund	Class A Class I	0.30% None
JNL/Invesco China-India Fund	Class A Class I	0.30% None
JNL/Invesco Global Real Estate Fund	Class A Class I	0.30% None
JNL/Invesco International Growth Fund	Class A Class I	0.30% None
JNL/Invesco Mid Cap Value Fund	Class A Class I	0.30% None
JNL/Invesco Small Cap Growth Fund	Class A Class I	0.30% None
JNL/JPMorgan MidCap Growth Fund	Class A Class I	0.30% None
JNL/JPMorgan U.S. Government & Quality Bond Fund	Class A Class I	0.30% None
JNL/Lazard Emerging Markets Fund	Class A Class I	0.30% None
JNL/Mellon Capital 10 x 10 Fund	Class A Class I	0.30% None
JNL/Mellon Capital Index 5 Fund	Class A Class I	0.30% None
JNL/Mellon Capital Emerging Markets Index Fund	Class A Class I	0.30% None
JNL/Mellon Capital European 30 Fund	Class A Class I	0.30% None
JNL/Mellon Capital Pacific Rim 30 Fund	Class A Class I	0.30% None
JNL/Mellon Capital MSCI KLD 400 Social Index Fund	Class A Class I	0.30% None
JNL/Mellon Capital S&P 500 Index Fund	Class A Class I	0.30% None
JNL/Mellon Capital S&P 400 MidCap Index Fund	Class A Class I	0.30% None
JNL/Mellon Capital Small Cap Index Fund	Class A Class I	0.30% None
JNL/Mellon Capital International Index Fund	Class A Class I	0.30% None
JNL/Mellon Capital Bond Index Fund	Class A Class I	0.30% None
JNL/Mellon Capital Utilities Sector Fund	Class A Class I	0.30% None
JNL/MFS Mid Cap Value Fund	Class A Class I	0.30% None
JNL/MMRS Conservative Fund	Class A Class I	0.30% None
JNL/MMRS Growth Fund	Class A Class I	0.30% None
JNL/MMRS Moderate Fund	Class A Class I	0.30% None
JNL/Neuberger Berman Strategic Income Fund	Class A Class I	0.30% None
JNL/Oppenheimer Emerging Markets Innovator Fund	Class A Class I	0.30% None
JNL/Oppenheimer Global Growth Fund	Class A Class I	0.30% None
JNL/PIMCO Real Return Fund	Class A Class I	0.30% None
JNL/PIMCO Total Return Bond Fund	Class A Class I	0.30% None
JNL/PPM America Floating Rate Income Fund	Class A Class I	0.30% None
JNL/PPM America High Yield Bond Fund	Class A Class I	0.30% None
JNL/PPM America Mid Cap Value Fund	Class A Class I	0.30% None
JNL/PPM America Small Cap Value Fund	Class A Class I	0.30% None
JNL/PPM America Total Return Fund	Class A Class I	0.30% None
JNL/PPM America Value Equity Fund	Class A Class I	0.30% None
JNL/Red Rocks Listed Private Equity Fund	Class A Class I	0.30% None
JNL/Scout Unconstrained Bond Fund	Class A Class I	0.30% None
JNL/T. Rowe Price Established Growth Fund	Class A Class I	0.30% None
JNL/T. Rowe Price Mid-Cap Growth Fund	Class A Class I	0.30% None
JNL/T. Rowe Price Short-Term Bond Fund	Class A Class I	0.30% None
JNL/T. Rowe Price Value Fund	Class A Class I	0.30% None
JNL/Westchester Capital Event Driven Fund	Class A Class I	0.30% None
JNL/WMC Balanced Fund	Class A Class I	0.30% None
JNL/WMC Government Money Market Fund	Class A Class I	0.30% None
JNL/WMC Value Fund	Class A Class I	0.30% None
JNL/S&P Competitive Advantage Fund	Class A Class I	0.30% None
JNL/S&P Dividend Income & Growth Fund	Class A Class I	0.30% None
JNL/S&P Intrinsic Value Fund	Class A Class I	0.30% None
JNL/S&P Total Yield Fund	Class A Class I	0.30% None
JNL/S&P Mid 3 Fund	Class A Class I	0.30% None
JNL/S&P International 5 Fund	Class A Class I	0.30% None
JNL/S&P 4 Fund	Class A Class I	0.30% None
JNL/S&P Managed Conservative Fund	Class A Class I	0.30% None
JNL/S&P Managed Moderate Fund	Class A Class I	0.30% None
JNL/S&P Managed Moderate Growth Fund	Class A Class I	0.30% None
JNL/S&P Managed Growth Fund	Class A Class I	0.30% None
JNL/S&P Managed Aggressive Growth Fund	Class A Class I	0.30% None
JNL Disciplined Moderate Fund	Class A Class I	0.30% None
JNL Disciplined Moderate Growth Fund	Class A Class I	0.30% None
JNL Disciplined Growth Fund	Class A Class I	0.30% None

1 As a percentage of the average daily net assets attributable to the specified class of shares.

JNL Investors Series Trust

Amended and Restated Distribution Plan

Whereas, JNL Investors Series Trust (the "Trust") engages in business as an open-end management investment company and is registered as such under the Investment Company Act of 1940, as amended (the "Act").

Whereas, the Trust currently issues the series of shares of beneficial interest in the Trust listed on Schedule A hereto (each a "Fund" and, collectively, the "Funds") and each Fund represents a separate portfolio of investments of the Trust.

Whereas, the Trust has adopted a Multiple Class Plan pursuant to Rule 18f-3 under the Act, whereby a Fund may issue one or more classes of shares, as shown on Schedule A hereto.

Whereas, the Board of Trustees has determined that it is appropriate and desirable to use assets of Class A Shares of the Funds to finance certain distribution and related service expenses that are primarily intended to result in the sale of such Class A Shares of the Funds.

Whereas, the Trust has entered into a Distribution Agreement with Jackson National Life Distributors LLC (the "Distributor") pursuant to which the Distributor will serve as distributor of the securities of the Funds.

Whereas, the Trust wishes to adopt this Amended and Restated Distribution Plan (this "Plan") with respect to Class A Shares, as set forth hereinafter.

Whereas, a majority of the Board of Trustees, including a majority of the Trustees who are not interested persons of the Trust (the "Disinterested Trustees") and who have no direct or indirect financial interest in the operation of this Plan or in any agreements related to this Plan (the "Rule 12b-1 Trustees"), have determined, in the exercise of reasonable business judgment and in light of their fiduciary duties under state law and under Sections 36(a) and (b) of the Act, that there is a reasonable likelihood that adoption of this Plan will benefit the applicable Funds and their shareholders.

Now, Therefore, this Plan is adopted by the Trust on behalf of the Funds, in accordance with Rule 12b-1 under the Act ("Rule 12b-1"), on the following terms and conditions:

1.	Authorized Distribution and/or Service 12b-1 Fees.

(a) For purposes of Section 1 hereof, "Recipient" shall mean any broker or dealer, administrator, financial intermediary, or other that (i) has rendered assistance (whether direct, administrative, or both) in the distribution of Class A Shares of a Fund; (ii) has furnished or will furnish the Distributor with such information as the Distributor has requested or may request to answer such questions as may arise concerning the sale of Class A Shares of a Fund; and (iii) has been selected by the Distributor to receive payments under this Plan. Notwithstanding the foregoing, a majority of the Rule 12b-1 Trustees may remove any broker or dealer, administrator, or other as a Recipient.

(b) Each Fund that issues Class A Shares is authorized to pay a fee to the Distributor as compensation for distribution and related additional service expenses incurred in promoting the sale of the Fund's Class A Shares at a rate per annum of the average daily net assets attributable to the Class A Shares, as shown on Schedule A hereto (the "12b-1 Fee").  Each Fund's Class A Shares shall bear exclusively its own costs of such payments.  Such 12b-1 Fee shall be calculated and accrued daily and paid within forty-five (45) days at the end of each month, or at such other intervals as the Board of Trustees shall determine.  The Distributor shall provide distribution and related additional services of the type contemplated herein and reviewed from time to time by the Board of Trustees, and shall compensate Recipients for providing or assisting in providing such distribution and related additional services.   Some or all of the 12b-1 Fee paid to the Distributor may be spent on services, activities and expenses that are primarily intended to result, directly or indirectly, in the sale of Class A Shares of the Funds, and related additional service activities including, but not limited to, the following:

(i) Developing, preparing, printing and mailing of Fund sales literature and other promotional materials describing and/or relating to the Fund, including materials intended for use by Jackson National Insurance Company and its affiliates, or for broker-dealer only use or retail use;

(ii) Holding or participating in seminars and sales meetings for registered representatives designed to promote the distribution of Fund shares;

(iii) Paying compensation to and expenses, including overhead, of employees of the Distributor that engage in the distribution of variable insurance products that offer the Funds ("Insurance Contracts");

(iv) Paying compensation to broker-dealers or other financial intermediaries that engage in the distribution of Insurance Contracts, including, but not limited to, certain commissions, servicing fees and marketing fees;

(v) Providing services, related to the Funds, to Insurance Contract owners; such services will include, but not be limited to, assisting the Funds with proxy solicitations, obtaining information, answering questions, providing explanations to Insurance Contract owners regarding the Funds' investment objectives and policies and other information about the Funds, including performance of the Funds, and developing and providing electronic capabilities or information technology platforms to assist in providing any of the foregoing services to Insurance Contract owners;

(vi) Printing and mailing of Fund prospectuses, statements of additional information, supplements, and annual and semiannual reports for prospective owners of Insurance Contracts;

(vii) Training sales personnel regarding sales of Insurance Contracts on matters related to the Funds;

(viii) Compensating sales personnel in connection with the allocation of cash values and premiums of the Insurance Contracts to the Funds;

(ix) Providing periodic reports to the Funds and regarding the Funds to third-party reporting services;

(x) Reconciling and balancing separate account investments in the Funds;

(xi) Reconciling and providing notice to the Funds of net cash flow and cash requirements for net redemption orders;

(xii) Confirming transactions; and

(xiii)  Financing other activities that the Board of Trustees determines are primarily intended to result, directly or indirectly, in the servicing or sale of Fund shares.

(c) The provisions of Section 1 hereof shall apply in respect of the Class A Shares of the Funds shown on Schedule A hereto, as such schedule may be amended from time to time.

2. Limitations on Charges and Fees. Notwithstanding anything in this Plan to the contrary, all amounts payable by a Fund pursuant to Section 1 hereof shall be subject to, in the aggregate, the limitations on the payment of asset-based sales charges and service fees set forth in Section 2341 of the Conduct Rules of the Financial Industry Regulatory Authority.

3.  Miscellaneous.

(a) Effectiveness. This Plan shall not take effect with respect to a Fund (or a class of shares thereof) until (i) this Plan has been approved by a vote of a majority of the outstanding voting securities of the Trust entitled to vote thereon and (ii) this Plan, together with any related agreements, has been approved by a vote of both (1) the Board of Trustees and (2) the Rule 12b-1 Trustees, cast in person at a meeting (or meetings) called, at least in part, for the purpose of voting on this Plan and such related agreements. As additional Funds or classes of shares are established, this Plan shall not take effect with respect to such Funds or classes of shares until this Plan, together with any related agreements, has been approved by a vote of both (1) the Board of Trustees and (2) the Rule 12b-1 Trustees, cast in person at a meeting (or meetings) called, at least in part, for the purpose of voting on this Plan and such related agreements. Subject to approval as required by this paragraph and any other approvals required by the Act and the rules thereunder, this Plan shall take effect at the time specified by the Board of Trustees, or, if no such time is specified by the Trustees, at the time that all necessary approvals have been obtained.

(b) Continuation. This Plan shall continue in full force and effect as to a Fund (or a class of shares thereof) for so long as such continuance is specifically approved at least annually by a vote of both (i) the Board of Trustees; and (ii) the Rule 12b-1 Trustees, cast in person at a meeting called, at least in part, for the purpose of voting on this Plan.

(c) Rule 12b-1. This Plan has been adopted pursuant to Rule 12b-1 and is designed to comply with all applicable requirements imposed under such Rule. To the extent that any or all of the 12b-1 Fees may be deemed to have financed any activity which is primarily intended to result, directly or indirectly, in the sale of Fund shares (within the meaning of Rule 12b-1), all those 12b-1 Fees paid by the Funds shall be deemed to be made under this Plan and pursuant to clause (b) of Rule 12b-1.

(d) Reports. The Distributor shall provide to the Board of Trustees a written report of the amounts expended or benefits received and the purposes for which such expenditures were made at such frequency as may be required under Rule 12b-1.

(e) Related Agreements. Any agreement related to this Plan must provide, in substance, (i) that the agreement may be terminated as to the Trust or any Fund (or class of shares thereof) at any time, without payment of any penalty, by vote of the Board of Trustees, by vote of a majority of the Rule 12b-1 Trustees, or by a vote of a majority of the outstanding voting securities of the Trust entitled to vote thereon, on not more than 60-days' written notice to any other party to the agreement, and (ii) that the agreement will terminate automatically in the event of its "assignment" (as defined in the Act).

(f) Termination. This Plan may be terminated as to the Trust or any Fund (or class of shares thereof) at any time, without payment of any penalty, by vote of the Board of Trustees, by vote of a majority of the Rule 12b-1 Trustees, or by a vote of a majority of the outstanding voting securities of Trust entitled to vote thereon.

(g) Amendments. This Plan may not be amended in any material respect unless such amendment is approved by a vote of a majority of both (i) the Board of Trustees and (ii) the Rule 12b-1 Trustees, cast in person at a meeting called, at least in part, for the purpose of voting on such approval. This Plan may not be amended to increase materially the amount to be spent for distribution unless such amendment is approved by a majority of the outstanding voting securities of the applicable Fund or class shares thereof and by a majority of both (i) the Board of Trustees and (ii) the Rule 12b-1 Trustees, cast in person at a meeting called, at least in part, for the purpose of voting on such approval.

(h) Disinterested Trustees. While this Plan is in effect, at least a majority of the Trustees of the Trust must be Disinterested Trustees; only those Trustees may select and nominate any other Disinterested Trustees; and any person who acts as legal counsel for the Disinterested Trustees must be an "independent legal counsel" (as defined in the Act).

(i) Records. The Trust shall preserve copies of this Plan and any related agreement or report made pursuant to this Plan or Rule 12b-1 for a period of not less than six years from the date of this Plan or any such agreement or report, the first two years in an easily accessible place.

(j) Severability. The provisions of this Plan are severable as to each Fund or class of shares of a Fund, and any action to be taken with respect to this Plan shall be taken separately for each Fund or class of shares affected by the matter.

Adopted: July 1, 2017

Schedule A
Dated September 25, 2017
Class A 12b-1 Fee Table1

Class A Shares Fund	Class	Maximum 12b-1 Fee[1]
JNL/PPM America Low Duration Bond Fund	Class A Class I	0.30% None
JNL/WMC Government Money Market Fund	Class I	None

1 The expenses are calculated as a percentage of the average daily net assets.

JNL Variable Fund LLC

Amended and Restated Distribution Plan

Whereas, JNL Variable Fund LLC (the "Company") engages in business as an open-end management investment company and is registered as such under the Investment Company Act of 1940, as amended (the "Act").

Whereas, the Company currently issues the series of shares of beneficial interest in the Company listed on Schedule A hereto (each a "Fund" and, collectively, the "Funds") and each Fund represents a separate portfolio of investments of the Company.

Whereas, the Company has adopted a Multiple Class Plan pursuant to Rule 18f-3 under the Act, whereby a Fund may issue one or more classes of shares, as shown on Schedule A hereto.

Whereas, the Board of Managers has determined that it is appropriate and desirable to use assets of Class A Shares of the Funds to finance certain distribution and related service expenses that are primarily intended to result in the sale of such Class A Shares of the Funds.

Whereas, the Company has entered into a Distribution Agreement with Jackson National Life Distributors LLC (the "Distributor") pursuant to which the Distributor will serve as distributor of the securities of the Funds.

Whereas, the Company wishes to adopt this Amended and Restated Distribution Plan (this "Plan") with respect to Class A Shares, as set forth hereinafter.

Whereas, a majority of the Board of Managers, including a majority of the Managers who are not interested persons of the Company (the "Disinterested Managers") and who have no direct or indirect financial interest in the operation of this Plan or in any agreements related to this Plan (the "Rule 12b-1 Managers"), have determined, in the exercise of reasonable business judgment and in light of their fiduciary duties under state law and under Sections 36(a) and (b) of the Act, that there is a reasonable likelihood that adoption of this Plan will benefit the applicable Funds and their shareholders.

Now, Therefore, this Plan is adopted by the Company on behalf of the Funds, in accordance with Rule 12b-1 under the Act ("Rule 12b-1"), on the following terms and conditions:

1.	Authorized Distribution and/or Service 12b-1 Fees.

(a) For purposes of Section 1 hereof, "Recipient" shall mean any broker or dealer, administrator, financial intermediary, or other that (i) has rendered assistance (whether direct, administrative, or both) in the distribution of Class A Shares of a Fund; (ii) has furnished or will furnish the Distributor with such information as the Distributor has requested or may request to answer such questions as may arise concerning the sale of Class A Shares of a Fund; and (iii) has been selected by the Distributor to receive payments under this Plan. Notwithstanding the foregoing, a majority of the Rule 12b-1 Managers may remove any broker or dealer, administrator, or other as a Recipient.

(b) Each Fund that issues Class A Shares is authorized to pay a fee to the Distributor as compensation for distribution and related additional service expenses incurred in promoting the sale of the Fund's Class A Shares at a rate per annum of the average daily net assets attributable to the Class A Shares, as shown on Schedule A hereto (the "12b-1 Fee").  Each Fund's Class A Shares shall bear exclusively its own costs of such payments.  Such 12b-1 Fee shall be calculated and accrued daily and paid within forty-five (45) days at the end of each month, or at such other intervals as the Board of Managers shall determine.  The Distributor shall provide distribution and related additional services of the type contemplated herein and reviewed from time to time by the Board of Managers, and shall compensate Recipients for providing or assisting in providing such distribution and related additional services.   Some or all of the 12b-1 Fee paid to the Distributor may be spent on services, activities and expenses that are primarily intended to result, directly or indirectly, in the sale of Class A Shares of the Funds, and related additional service activities including, but not limited to, the following:

(i) Developing, preparing, printing and mailing of Fund sales literature and other promotional materials describing and/or relating to the Fund, including materials intended for use by Jackson National Life Insurance Company and its affiliates, or for broker-dealer only use or retail use;

(ii) Holding or participating in seminars and sales meetings for registered representatives designed to promote the distribution of Fund shares;

(iii) Paying compensation to and expenses, including overhead, of employees of the Distributor that engage in the distribution of variable insurance products that offer the Funds ("Insurance Contracts");

(iv) Paying compensation to broker-dealers or other financial intermediaries that engage in the distribution of Insurance Contracts, including, but not limited to, certain commissions, servicing fees and marketing fees;

(v) Providing services, related to the Funds, to Insurance Contract owners; such services will include, but not be limited to, assisting the Funds with proxy solicitations, obtaining information, answering questions, providing explanations to Insurance Contract owners regarding the Funds' investment objectives and policies and other information about the Funds, including performance of the Funds, and developing and providing electronic capabilities or information technology platforms to assist in providing any of the foregoing services to Insurance Contract owners;
(vi) Printing and mailing of Fund prospectuses, statements of additional information, supplements, and annual and semiannual reports for prospective owners of Insurance Contracts;

(vii) Training sales personnel regarding sales of Insurance Contracts on matters related to the Funds;

(viii) Compensating sales personnel in connection with the allocation of cash values and premiums of the Insurance Contracts to the Funds;

(ix) Providing periodic reports to the Funds and regarding the Funds to third-party reporting services;

(x) Reconciling and balancing separate account investments in the Funds;

(xi) Reconciling and providing notice to the Funds of net cash flow and cash requirements for net redemption orders;

(xii) Confirming transactions; and

(xiii)  Financing other activities that the Board of Managers determines are primarily intended to result, directly or indirectly, in the servicing or sale of Fund shares.

(c) The provisions of Section 1 hereof shall apply in respect of the Class A Shares of the Funds shown on Schedule A hereto, as such schedule may be amended from time to time.

2. Limitations on Charges and Fees. Notwithstanding anything in this Plan to the contrary, all amounts payable by a Fund pursuant to Section 1 hereof shall be subject to, in the aggregate, the limitations on the payment of asset-based sales charges and service fees set forth in Section 2341 of the Conduct Rules of the Financial Industry Regulatory Authority.

3. Miscellaneous.

(a) Effectiveness. This Plan shall not take effect with respect to a Fund (or a class of shares thereof) until (i) this Plan has been approved by a vote of a majority of the outstanding voting securities of the Company entitled to vote thereon and (ii) this Plan, together with any related agreements, has been approved by a vote of both (1) the Board of Managers and (2) the Rule 12b-1 Managers, cast in person at a meeting (or meetings) called, at least in part, for the purpose of voting on this Plan and such related agreements. As additional Funds or classes of shares are established, this Plan shall not take effect with respect to such Funds or classes of shares until this Plan, together with any related agreements, has been approved by a vote of both (1) the Board of Managers and (2) the Rule 12b-1 Managers, cast in person at a meeting (or meetings) called, at least in part, for the purpose of voting on this Plan and such related agreements. Subject to approval as required by this paragraph and any other approvals required by the Act and the rules thereunder, this Plan shall take effect at the time specified by the Board of Managers, or, if no such time is specified by the Managers, at the time that all necessary approvals have been obtained.

(b) Continuation. This Plan shall continue in full force and effect as to a Fund (or a class of shares thereof) for so long as such continuance is specifically approved at least annually by a vote of both (i) the Board of Managers; and (ii) the Rule 12b-1 Managers, cast in person at a meeting called, at least in part, for the purpose of voting on this Plan.

(c) Rule 12b-1. This Plan has been adopted pursuant to Rule 12b-1 and is designed to comply with all applicable requirements imposed under such Rule. To the extent that any or all of the 12b-1 Fees may be deemed to have financed any activity which is primarily intended to result, directly or indirectly, in the sale of Fund shares (within the meaning of Rule 12b-1), all those 12b-1 Fees paid by the Funds shall be deemed to be made under this Plan and pursuant to clause (b) of Rule 12b-1.

(d) Reports. The Distributor shall provide to the Board of Managers a written report of the amounts expended or benefits received and the purposes for which such expenditures were made at such frequency as may be required under Rule 12b-1.

(e) Related Agreements. Any agreement related to this Plan must provide, in substance, (i) that the agreement may be terminated as to the Company or any Fund (or class of shares thereof) at any time, without payment of any penalty, by vote of the Board of Managers, by vote of a majority of the Rule 12b-1 Managers, or by a vote of a majority of the outstanding voting securities of the Company entitled to vote thereon, on not more than 60-days' written notice to any other party to the agreement, and (ii) that the agreement will terminate automatically in the event of its "assignment" (as defined in the Act).

(f) Termination. This Plan may be terminated as to the Company or any Fund (or class of shares thereof) at any time, without payment of any penalty, by vote of the Board of Managers, by vote of a majority of the Rule 12b-1 Managers, or by a vote of a majority of the outstanding voting securities of Company entitled to vote thereon.

(g) Amendments. This Plan may not be amended in any material respect unless such amendment is approved by a vote of a majority of both (i) the Board of Managers and (ii) the Rule 12b-1 Managers, cast in person at a meeting called, at least in part, for the purpose of voting on such approval. This Plan may not be amended to increase materially the amount to be spent for distribution unless such amendment is approved by a majority of the outstanding voting securities of the applicable Fund or class of shares thereof and by a majority of both (i) the Board of Managers and (ii) the Rule 12b-1 Managers, cast in person at a meeting called, at least in part, for the purpose of voting on such approval.

(h) Disinterested Managers. While this Plan is in effect, at least a majority of the Managers of the Company must be Disinterested Managers; only those Managers may select and nominate any other Disinterested Managers; and any person who acts as legal counsel for the Disinterested Managers must be an "independent legal counsel" (as defined in the Act).

(i) Records. The Company shall preserve copies of this Plan and any related agreement or report made pursuant to this Plan or Rule 12b-1 for a period of not less than six years from the date of this Plan or any such agreement or report, the first two years in an easily accessible place.

(j) Severability. The provisions of this Plan are severable as to each Fund or class of shares of a Fund, and any action to be taken with respect to this Plan shall be taken separately for each Fund or class of shares affected by the matter.

Adopted:  July 1, 2017

Schedule A

Effective September 25, 2017

Fund	Class	Maximum 12b-1 Fee[1]
JNL/Mellon Capital DowSM Index Fund	Class A	0.30%
	Class I	None
JNL/Mellon Capital Global 30 Fund	Class A	0.30%
	Class I	None
JNL/Mellon Capital Nasdaq® 100 Fund	Class A	0.30%
	Class I	None
JNL/Mellon Capital JNL 5 Fund	Class A	0.30%
	Class I	None
JNL/Mellon Capital S&P® SMid 60 Fund	Class A	0.30%
	Class I	None
JNL/Mellon Capital Communications Sector Fund	Class A	0.30%
	Class I	None
JNL/Mellon Capital Consumer Brands Sector Fund	Class A	0.30%
	Class I	None
JNL/Mellon Capital Financial Sector Fund	Class A	0.30%
	Class I	None
JNL/Mellon Capital Healthcare Sector Fund	Class A	0.30%
	Class I	None
JNL/Mellon Capital Oil & Gas Sector Fund	Class A	0.30%
	Class I	None
JNL/Mellon Capital Technology Sector Fund	Class A	0.30%
	Class I	None

1 As a percentage of the average daily net assets attributable to the specified class of shares.

Exhibit D: ProFormas

The following is a schedule of the fees and expenses that each Fund paid for the period ended December 31, 2016 (as a percentage of average net assets of the Fund for that year), and the pro forma fees and expenses each Fund would have paid if the changes described in Proposal 2 had been implemented at the beginning of that fiscal period.

Annual Portfolio Operating Expenses – Class A
(expenses that you pay each year as a percentage of the value of your investment)

Fund Operating Expenses (As an annual percentage of each Fund's average daily net assets) Fund Name	Management Fee		Distribution and/or Service (12b-1) Fees		Other Expenses		Acquired Fund Fees and Expenses		Total Annual Fund Operating Expenses		Contractual Fee Waiver and/or Expense Reimbursement		Net Total Annual Fund Operating Expenses
	Current	Proforma	Current	Proforma	Current	Proforma	Current	Proforma	Current	Proforma	Current	Proforma	Current	Proforma
JNL Series Trust
JNL/American Funds® Blue Chip Income and Growth	1.06%	0.96%	0.20%	0.30%	0.17%	0.17%	0.00%	0.00%	1.43%	1.43%	(0.43%)	(0.43%)	1.00%	1.00%
JNL/American Funds Global Bond	1.23%	1.13%	0.20%	0.30%	0.19%	0.19%	0.00%	0.00%	1.62%	1.62%	(0.53%)	(0.53%)	1.09%	1.09%
JNL/American Funds Global Small Capitalization	1.45%	1.35%	0.20%	0.30%	0.19%	0.19%	0.00%	0.00%	1.84%	1.84%	(0.55%)	(0.55%)	1.29%	1.29%
JNL/American Funds Growth-Income	0.93%	0.83%	0.20%	0.30%	0.18%	0.18%	0.00%	0.00%	1.31%	1.31%	(0.35%)	(0.35%)	0.96%	0.96%
JNL/American Funds International	1.35%	1.25%	0.20%	0.30%	0.19%	0.19%	0.00%	0.00%	1.74%	1.74%	(0.55%)	(0.55%)	1.19%	1.19%
JNL/American Funds New World	1.77%	1.67%	0.20%	0.30%	0.21%	0.21%	0.00%	0.00%	2.18%	2.18%	(0.75%)	(0.75%)	1.43%	1.43%
JNL/American Funds Balanced	0.92%	0.82%	0.20%	0.30%	0.17%	0.17%	0.00%	0.00%	1.29%	1.29%	(0.40%)	(0.40%)	0.89%	0.89%
JNL/DFA U.S. Core Equity	0.58%	0.40%	0.20%	0.30%	0.10%	0.10%	0.00%	0.00%	0.88%	0.80%	(0.08%)	0.00%	0.80%	0.80%
JNL/Goldman Sachs Emerging Markets Debt	0.73%	0.63%	0.20%	0.30%	0.15%	0.15%	0.00%	0.00%	1.08%	1.08%	0.00%	0.00%	1.08%	1.08%
JNL/MFS Mid Cap Value	0.70%	0.59%	0.20%	0.30%	0.11%	0.11%	0.01%	0.01%	1.02%	1.01%	(0.01%)	0.00%	1.01%	1.01%
JNL/Goldman Sachs Core Plus Bond	0.56%	0.45%	0.20%	0.30%	0.11%	0.11%	0.02%	0.02%	0.89%	0.88%	(0.01%)	0.00%	0.88%	0.88%
JNL/Invesco Small Cap Growth	0.81%	0.70%	0.20%	0.30%	0.10%	0.10%	0.01%	0.01%	1.12%	1.11%	(0.01%)	0.00%	1.11%	1.11%
JNL/Mellon Capital S&P 500 Index	0.23%	0.12%	0.20%	0.30%	0.12%	0.12%	0.00%	0.00%	0.55%	0.54%	(0.01%)	0.00%	0.54%	0.54%
JNL/Oppenheimer Global Growth	0.62%	0.51%	0.20%	0.30%	0.15%	0.15%	0.01%	0.01%	0.98%	0.97%	(0.01%)	0.00%	0.97%	0.97%
JNL/T. Rowe Price Value	0.61%	0.51%	0.20%	0.30%	0.10%	0.10%	0.00%	0.00%	0.91%	0.91%	0.00%	0.00%	0.91%	0.91%
JNL/WMC Government Money Market	0.26%	0.16%	0.20%	0.30%	0.10%	0.10%	0.00%	0.00%	0.56%	0.56%	0.00%	0.00%	0.56%	0.56%

Fund Operating Expenses (As an annual percentage of each Fund's average daily net assets) Fund Name	Management Fee		Distribution and/or Service (12b-1) Fees		Other Expenses		Acquired Fund Fees and Expenses		Total Annual Fund Operating Expenses
	Current	Proforma	Current	Proforma	Current	Proforma	Current	Proforma	Current	Proforma
JNL Series Trust
JNL Institutional Alt 20	0.12%	0.12%	0.00%	0.30%	0.05%	0.05%	1.04%	0.74%	1.21%	1.21%
JNL Institutional Alt 35	0.11%	0.11%	0.00%	0.30%	0.06%	0.06%	1.15%	0.85%	1.32%	1.32%
JNL Institutional Alt 50	0.11%	0.11%	0.00%	0.30%	0.05%	0.05%	1.27%	0.97%	1.43%	1.43%
JNL Alt 65	0.14%	0.14%	0.00%	0.30%	0.06%	0.06%	1.40%	1.10%	1.60%	1.60%
JNL/AB Dynamic Asset Allocation	0.75%	0.65%	0.20%	0.30%	0.15%	0.15%	0.11%	0.11%	1.21%	1.21%
JNL/American Funds Balanced Allocation	0.29%	0.19%	0.20%	0.30%	0.16%	0.16%	0.47%	0.47%	1.12%	1.12%
JNL/American Funds Growth Allocation	0.30%	0.20%	0.20%	0.30%	0.15%	0.15%	0.49%	0.49%	1.14%	1.14%
JNL/AQR Large Cap Relaxed Constraint Equity	0.79%	0.69%	0.20%	0.30%	0.85%	0.85%	0.01%	0.01%	1.85%	1.85%
JNL/AQR Managed Futures Strategy	0.93%	0.83%	0.20%	0.30%	0.16%	0.16%	0.09%	0.09%	1.38%	1.38%
JNL/BlackRock Natural Resources	0.64%	0.54%	0.20%	0.30%	0.15%	0.15%	0.01%	0.01%	1.00%	1.00%
JNL/BlackRock Global Allocation	0.71%	0.61%	0.20%	0.30%	0.16%	0.16%	0.01%	0.01%	1.08%	1.08%
JNL/BlackRock Large Cap Select Growth	0.58%	0.48%	0.20%	0.30%	0.11%	0.11%	0.00%	0.00%	0.89%	0.89%
JNL/Boston Partners Global Long Short Equity	1.20%	1.10%	0.20%	0.30%	0.94%	0.94%	0.01%	0.01%	2.35%	2.35%
JNL/Brookfield Global Infrastructure and MLP	0.80%	0.70%	0.20%	0.30%	0.15%	0.15%	0.00%	0.00%	1.15%	1.15%
JNL/Crescent High Income	0.65%	0.55%	0.20%	0.30%	0.15%	0.15%	0.03%	0.03%	1.03%	1.03%
JNL/DFA Growth Allocation	0.30%	0.20%	0.20%	0.30%	0.15%	0.15%	0.29%	0.29%	0.94%	0.94%
JNL/DFA Moderate Allocation	0.30%	0.20%	0.20%	0.30%	0.15%	0.15%	0.26%	0.26%	0.91%	0.91%
JNL/DoubleLine® Emerging Markets Fixed Income	0.75%	0.65%	0.20%	0.30%	0.15%	0.15%	0.01%	0.01%	1.11%	1.11%
JNL/DoubleLine® Shiller Enhanced CAPE®	0.74%	0.64%	0.20%	0.30%	0.15%	0.15%	0.02%	0.02%	1.11%	1.11%
JNL Multi-Manager Alternative	1.30%	1.20%	0.20%	0.30%	0.54%	0.54%	0.05%	0.05%	2.09%	2.09%
JNL Multi-Manager Mid Cap	0.74%	0.64%	0.20%	0.30%	0.15%	0.15%	0.01%	0.01%	1.10%	1.10%
JNL Multi-Manager Small Cap Growth	0.67%	0.57%	0.20%	0.30%	0.11%	0.11%	0.00%	0.00%	0.98%	0.98%
JNL/FPA + DoubleLine® Flexible Allocation	0.82%	0.72%	0.20%	0.30%	0.20%	0.20%	0.01%	0.01%	1.23%	1.23%
JNL/Franklin Templeton Founding Strategy	0.00%	0.00%	0.00%	0.30%	0.05%	0.05%	1.00%	0.70%	1.05%	1.05%
JNL/Franklin Templeton Global	0.66%	0.56%	0.20%	0.30%	0.15%	0.15%	0.01%	0.01%	1.02%	1.02%
JNL/Franklin Templeton Global Multisector Bond	0.68%	0.58%	0.20%	0.30%	0.15%	0.15%	0.02%	0.02%	1.05%	1.05%
JNL/Franklin Templeton Income	0.62%	0.52%	0.20%	0.30%	0.11%	0.11%	0.02%	0.02%	0.95%	0.95%
JNL/Franklin Templeton International Small Cap Growth	0.92%	0.82%	0.20%	0.30%	0.16%	0.16%	0.01%	0.01%	1.29%	1.29%
JNL/Franklin Templeton Mutual Shares	0.72%	0.62%	0.20%	0.30%	0.11%	0.11%	0.01%	0.01%	1.04%	1.04%
JNL/Invesco China-India	0.90%	0.80%	0.20%	0.30%	0.17%	0.17%	0.00%	0.00%	1.27%	1.27%
JNL/Invesco Global Real Estate	0.70%	0.60%	0.20%	0.30%	0.15%	0.15%	0.00%	0.00%	1.05%	1.05%
JNL/Invesco International Growth	0.63%	0.53%	0.20%	0.30%	0.15%	0.15%	0.01%	0.01%	0.99%	0.99%
JNL/Invesco Mid Cap Value	0.68%	0.58%	0.20%	0.30%	0.10%	0.10%	0.01%	0.01%	0.99%	0.99%
JNL Multi-Manager Small Cap Value	0.78%	0.68%	0.20%	0.30%	0.10%	0.10%	0.00%	0.00%	1.08%	1.08%
JNL/Harris Oakmark Global Equity	0.85%	0.75%	0.20%	0.30%	0.16%	0.16%	0.01%	0.01%	1.22%	1.22%
JNL/Causeway International Value Select	0.64%	0.54%	0.20%	0.30%	0.16%	0.16%	0.01%	0.01%	1.01%	1.01%
JNL/JPMorgan MidCap Growth	0.63%	0.53%	0.20%	0.30%	0.10%	0.10%	0.00%	0.00%	0.93%	0.93%
JNL/JPMorgan U.S. Government & Quality Bond	0.38%	0.28%	0.20%	0.30%	0.10%	0.10%	0.01%	0.01%	0.69%	0.69%
JNL/Lazard Emerging Markets	0.88%	0.78%	0.20%	0.30%	0.16%	0.16%	0.00%	0.00%	1.24%	1.24%
JNL/Mellon Capital Emerging Markets Index	0.38%	0.28%	0.20%	0.30%	0.18%	0.18%	0.00%	0.00%	0.76%	0.76%
JNL/Mellon Capital European 30	0.29%	0.19%	0.20%	0.30%	0.16%	0.16%	0.00%	0.00%	0.65%	0.65%
JNL/Mellon Capital MSCI KLD 400 Social Index	0.35%	0.25%	0.20%	0.30%	0.21%	0.21%	0.00%	0.00%	0.76%	0.76%
JNL/Mellon Capital Pacific Rim 30	0.31%	0.21%	0.20%	0.30%	0.15%	0.15%	0.00%	0.00%	0.66%	0.66%
JNL/Mellon Capital S&P 400 MidCap Index	0.24%	0.14%	0.20%	0.30%	0.13%	0.13%	0.00%	0.00%	0.57%	0.57%
JNL/Mellon Capital Small Cap Index	0.25%	0.15%	0.20%	0.30%	0.12%	0.12%	0.00%	0.00%	0.57%	0.57%
JNL/Mellon Capital International Index	0.25%	0.15%	0.20%	0.30%	0.18%	0.18%	0.00%	0.00%	0.63%	0.63%
JNL/Mellon Capital Bond Index	0.27%	0.17%	0.20%	0.30%	0.10%	0.10%	0.01%	0.01%	0.58%	0.58%
JNL/Mellon Capital Utilities Sector	0.33%	0.23%	0.20%	0.30%	0.16%	0.16%	0.00%	0.00%	0.69%	0.69%
JNL/Mellon Capital Index 5	0.00%	0.00%	0.00%	0.30%	0.05%	0.05%	0.58%	0.28%	0.63%	0.63%
JNL/Mellon Capital 10 x 10	0.00%	0.00%	0.00%	0.30%	0.05%	0.05%	0.61%	0.31%	0.66%	0.66%
JNL/MMRS Conservative	0.30%	0.30%	0.00%	0.30%	0.05%	0.05%	0.80%	0.50%	1.15%	1.15%
JNL/MMRS Growth	0.30%	0.30%	0.00%	0.30%	0.05%	0.05%	0.79%	0.49%	1.14%	1.14%
JNL/MMRS Moderate	0.30%	0.30%	0.00%	0.30%	0.05%	0.05%	0.80%	0.50%	1.15%	1.15%
JNL/Neuberger Berman Strategic Income	0.59%	0.49%	0.20%	0.30%	0.15%	0.15%	0.05%	0.05%	0.99%	0.99%
JNL/Oppenheimer Emerging Markets Innovator	1.10%	1.00%	0.20%	0.30%	0.17%	0.17%	0.02%	0.02%	1.49%	1.49%
JNL/PIMCO Real Return	0.49%	0.39%	0.20%	0.30%	0.36%	0.36%	0.00%	0.00%	1.05%	1.05%
JNL/PIMCO Total Return Bond	0.50%	0.40%	0.20%	0.30%	0.14%	0.14%	0.00%	0.00%	0.84%	0.84%
JNL/PPM America Floating Rate Income	0.61%	0.51%	0.20%	0.30%	0.17%	0.17%	0.01%	0.01%	0.99%	0.99%
JNL/PPM America High Yield Bond	0.43%	0.33%	0.20%	0.30%	0.11%	0.11%	0.03%	0.03%	0.77%	0.77%
JNL/PPM America Mid Cap Value	0.75%	0.65%	0.20%	0.30%	0.10%	0.10%	0.00%	0.00%	1.05%	1.05%
JNL/PPM America Small Cap Value	0.74%	0.64%	0.20%	0.30%	0.11%	0.11%	0.00%	0.00%	1.05%	1.05%
JNL/PPM America Total Return	0.50%	0.40%	0.20%	0.30%	0.10%	0.10%	0.01%	0.01%	0.81%	0.81%
JNL/PPM America Value Equity	0.55%	0.45%	0.20%	0.30%	0.10%	0.10%	0.00%	0.00%	0.85%	0.85%
JNL/Red Rocks Listed Private Equity	0.82%	0.72%	0.20%	0.30%	0.15%	0.15%	0.88%	0.88%	2.05%	2.05%
JNL/Scout Unconstrained Bond	0.64%	0.54%	0.20%	0.30%	0.16%	0.16%	0.03%	0.03%	1.03%	1.03%
JNL/T. Rowe Price Established Growth	0.56%	0.46%	0.20%	0.30%	0.09%	0.09%	0.00%	0.00%	0.85%	0.85%
JNL/T. Rowe Price Mid-Cap Growth	0.70%	0.60%	0.20%	0.30%	0.10%	0.10%	0.00%	0.00%	1.00%	1.00%
JNL/T. Rowe Price Short-Term Bond	0.40%	0.30%	0.20%	0.30%	0.11%	0.11%	0.00%	0.00%	0.71%	0.71%
JNL/Westchester Capital Event Driven	1.10%	1.05%	0.20%	0.30%	0.79%	0.74%	0.09%	0.09%	2.18%	2.18%
JNL/WMC Balanced	0.43%	0.33%	0.20%	0.30%	0.10%	0.10%	0.01%	0.01%	0.74%	0.74%
JNL/WMC Value	0.47%	0.37%	0.20%	0.30%	0.11%	0.11%	0.00%	0.00%	0.78%	0.78%
JNL/S&P Managed Conservative	0.10%	0.10%	0.00%	0.30%	0.05%	0.05%	0.91%	0.61%	1.06%	1.06%
JNL/S&P Managed Moderate	0.09%	0.09%	0.00%	0.30%	0.05%	0.05%	0.93%	0.63%	1.07%	1.07%
JNL/S&P Managed Moderate Growth	0.08%	0.08%	0.00%	0.30%	0.06%	0.06%	0.95%	0.65%	1.09%	1.09%
JNL/S&P Managed Growth	0.09%	0.09%	0.00%	0.30%	0.05%	0.05%	0.97%	0.67%	1.11%	1.11%
JNL/S&P Managed Aggressive Growth	0.09%	0.09%	0.00%	0.30%	0.06%	0.06%	0.98%	0.68%	1.13%	1.13%
JNL Disciplined Moderate	0.10%	0.10%	0.00%	0.30%	0.05%	0.05%	0.84%	0.54%	0.99%	0.99%
JNL Disciplined Moderate Growth	0.09%	0.09%	0.00%	0.30%	0.06%	0.06%	0.84%	0.54%	0.99%	0.99%
JNL Disciplined Growth	0.11%	0.11%	0.00%	0.30%	0.05%	0.05%	0.82%	0.52%	0.98%	0.98%
JNL/S&P Competitive Advantage	0.36%	0.26%	0.20%	0.30%	0.10%	0.10%	0.00%	0.00%	0.66%	0.66%
JNL/S&P Dividend Income & Growth	0.36%	0.26%	0.20%	0.30%	0.09%	0.09%	0.00%	0.00%	0.65%	0.65%
JNL/S&P Intrinsic Value	0.36%	0.26%	0.20%	0.30%	0.10%	0.10%	0.00%	0.00%	0.66%	0.66%
JNL/S&P Total Yield	0.36%	0.26%	0.20%	0.30%	0.11%	0.11%	0.00%	0.00%	0.67%	0.67%
JNL/S&P Mid 3	0.50%	0.40%	0.20%	0.30%	0.10%	0.10%	0.00%	0.00%	0.80%	0.80%
JNL/S&P International 5	0.45%	0.35%	0.20%	0.30%	0.15%	0.15%	0.00%	0.00%	0.80%	0.80%
JNL/S&P 4	0.00%	0.00%	0.00%	0.30%	0.05%	0.05%	0.66%	0.36%	0.71%	0.71%
JNL Variable Fund LLC
JNL/Mellon Capital DowSM Index	0.29%	0.19%	0.20%	0.30%	0.17%	0.17%	0.00%	0.00%	0.66%	0.66%
JNL/Mellon Capital Global 30	0.29%	0.19%	0.20%	0.30%	0.17%	0.17%	0.00%	0.00%	0.66%	0.66%
JNL/Mellon Capital Nasdaq® 100	0.28%	0.18%	0.20%	0.30%	0.20%	0.20%	0.00%	0.00%	0.68%	0.68%
JNL/Mellon Capital JNL 5	0.27%	0.17%	0.20%	0.30%	0.17%	0.17%	0.00%	0.00%	0.64%	0.64%
JNL/Mellon Capital S&P® SMid 60	0.29%	0.19%	0.20%	0.30%	0.17%	0.17%	0.00%	0.00%	0.66%	0.66%
JNL/Mellon Capital Communications Sector	0.31%	0.21%	0.20%	0.30%	0.17%	0.17%	0.00%	0.00%	0.68%	0.68%
JNL/Mellon Capital Consumer Brands Sector	0.28%	0.18%	0.20%	0.30%	0.17%	0.17%	0.00%	0.00%	0.65%	0.65%
JNL/Mellon Capital Financial Sector	0.29%	0.19%	0.20%	0.30%	0.16%	0.16%	0.00%	0.00%	0.65%	0.65%
JNL/Mellon Capital Healthcare Sector	0.27%	0.17%	0.20%	0.30%	0.17%	0.17%	0.00%	0.00%	0.64%	0.64%
JNL/Mellon Capital Oil & Gas Sector	0.28%	0.18%	0.20%	0.30%	0.16%	0.16%	0.00%	0.00%	0.64%	0.64%
JNL/Mellon Capital Technology Sector	0.28%	0.18%	0.20%	0.30%	0.16%	0.16%	0.00%	0.00%	0.64%	0.64%
JNL Investors Series Trust
JNL/PPM America Low Duration Bond Fund	0.43%	0.33%	0.20%	0.30%	0.11%	0.11%	0.00%	0.00%	0.74%	0.74%

EXAMPLE: The first set of Examples illustrates the actual expenses of investing in each Fund under the current Investment Advisory and Management Agreement. The second set of Examples illustrates the pro forma expenses of investing in the Funds, assuming approval of Proposal 2. The Examples below assume that the shareholder invests $10,000 in the Fund for the time periods indicated and then redeems all of the shares at the end of those periods. The Example also assumes that a shareholder's investment has a 5% return each year and that each Fund's operating expense levels remain the same as set forth in the corresponding expense table above. Although a shareholder's actual costs may be higher or lower, based on these assumptions the shareholder's costs would be:

Example of Portfolio Expenses – Class A

Expense Example	1 Year		3 Years		5 Years		10 Years
Fund Name	Current	Pro Forma	Current	Pro Forma	Current	Pro Forma	Current	Pro Forma
JNL Series Trust
JNL/American Funds® Blue Chip Income and Growth	$102	$102	$410	$410	$741	$741	$1,676	$1,676
JNL/American Funds Global Bond	$111	$111	$459	$459	$831	$831	$1,877	$1,877
JNL/American Funds Global Small Capitalization	$131	$131	$525	$525	$944	$944	$2,114	$2,114
JNL/American Funds Growth-Income	$98	$98	$381	$381	$685	$685	$1,548	$1,548
JNL/American Funds International	$121	$121	$494	$494	$892	$892	$2,006	$2,006
JNL/American Funds New World	$146	$146	$610	$610	$1,101	$1,101	$2,455	$2,455
JNL/American Funds Balanced	$91	$91	$369	$369	$669	$669	$1,521	$1,521
JNL/DFA U.S. Core Equity	$82	$82	$273	$255	$480	$444	$1,077	$990
JNL/Goldman Sachs Emerging Markets Debt	$110	$108	$343	$337	$595	$585	$1,317	$1,294
JNL/MFS Mid Cap Value	$103	$99	$324	$309	$562	$536	$1,247	$1,190
JNL/Goldman Sachs Core Plus Bond	$90	$90	$283	$281	$492	$488	$1,095	$1,084
JNL/Invesco Small Cap Growth	$113	$112	$355	$350	$616	$606	$1,362	$1,340
JNL/Mellon Capital S&P 500 Index	$55	$55	$175	$173	$306	$302	$688	$677
JNL/Oppenheimer Global Growth	$99	$98	$311	$306	$541	$531	$1,200	$1,178
JNL/T. Rowe Price Value	$93	$91	$290	$284	$504	$493	$1,120	$1,096
JNL/WMC Government Money Market	$57	$57	$179	$179	$313	$313	$701	$701
JNL Series Trust
JNL Institutional Alt 20	$123	$123	$384	$384	$665	$665	$1,466	$1,466
JNL Institutional Alt 35	$134	$134	$418	$418	$723	$723	$1,590	$1,590
JNL Institutional Alt 50	$146	$146	$452	$452	$782	$782	$1,713	$1,713
JNL Alt 65	$163	$163	$505	$505	$871	$871	$1,900	$1,900
JNL/AB Dynamic Asset Allocation	$123	$123	$384	$384	$665	$665	$1,466	$1,466
JNL/American Funds Balanced Allocation	$114	$114	$356	$356	$617	$617	$1,363	$1,363
JNL/American Funds Growth Allocation	$116	$116	$362	$362	$628	$628	$1,386	$1,386
JNL/AQR Large Cap Relaxed Constraint Equity	$188	$188	$582	$582	$1,001	$1,001	$2,169	$2,169
JNL/AQR Managed Futures Strategy	$141	$141	$437	$437	$755	$755	$1,657	$1,657
JNL/BlackRock Natural Resources	$102	$102	$318	$318	$552	$552	$1,225	$1,225
JNL/BlackRock Global Allocation	$110	$110	$343	$343	$595	$595	$1,317	$1,317
JNL/BlackRock Large Cap Select Growth	$91	$91	$284	$284	$493	$493	$1,096	$1,096
JNL/Boston Partners Global Long Short Equity	$238	$238	$733	$733	$1,255	$1,255	$2,686	$2,686
JNL/Brookfield Global Infrastructure and MLP	$117	$117	$365	$365	$633	$633	$1,398	$1,398
JNL/Crescent High Income	$105	$105	$328	$328	$569	$569	$1,259	$1,259
JNL/DFA Growth Allocation	$96	$96	$300	$300	N/A	N/A	N/A	N/A
JNL/DFA Moderate Allocation	$93	$93	$290	$290	N/A	N/A	N/A	N/A
JNL/DoubleLine® Emerging Markets Fixed Income	$113	$113	$353	$353	$612	$612	$1,352	$1,352
JNL/DoubleLine® Shiller Enhanced CAPE®	$113	$113	$353	$353	$612	$612	$1,352	$1,352
JNL Multi-Manager Alternative	$212	$212	$655	$655	$1,124	$1,124	$2,421	$2,421
JNL Multi-Manager Mid Cap	$112	$112	$350	$350	$606	$606	$1,340	$1,340
JNL Multi-Manager Small Cap Growth	$100	$100	$312	$312	$542	$542	$1,201	$1,201
JNL/FPA + DoubleLine® Flexible Allocation	$125	$123	$390	$384	$676	$665	$1,489	$1,466
JNL/Franklin Templeton Founding Strategy	$107	$107	$334	$334	$579	$579	$1,283	$1,283
JNL/Franklin Templeton Global	$104	$104	$325	$325	$563	$563	$1,248	$1,248
JNL/Franklin Templeton Global Multisector Bond	$107	$107	$334	$334	$579	$579	$1,283	$1,283
JNL/Franklin Templeton Income	$97	$97	$303	$303	$525	$525	$1,166	$1,166
JNL/Franklin Templeton International Small Cap Growth	$131	$131	$409	$409	$708	$708	$1,556	$1,556
JNL/Franklin Templeton Mutual Shares	$106	$103	$331	$322	$574	$558	$1,271	$1,236
JNL/Invesco China-India	$129	$124	$403	$387	$697	$670	$1,534	$1,477
JNL/Invesco Global Real Estate	$107	$107	$334	$334	$579	$579	$1,283	$1,283
JNL/Invesco International Growth	$101	$100	$315	$312	$547	$542	$1,213	$1,201
JNL/Invesco Mid Cap Value	$101	$100	$315	$312	$547	$542	$1,213	$1,201
JNL Multi-Manager Small Cap Value	$110	$110	$343	$343	$595	$595	$1,317	$1,317
JNL/Harris Oakmark Global Equity	$124	$124	$387	$387	$670	$670	$1,477	$1,477
JNL/Causeway International Value Select	$103	$103	$322	$322	$558	$558	$1,236	$1,236
JNL/JPMorgan MidCap Growth	$95	$95	$296	$296	$515	$515	$1,143	$1,143
JNL/JPMorgan U.S. Government & Quality Bond	$70	$70	$221	$221	$384	$384	$859	$859
JNL/Lazard Emerging Markets	$126	$124	$393	$387	$681	$670	$1,500	$1,477
JNL/Mellon Capital Emerging Markets Index	$78	$77	$243	$240	$422	$417	$942	$930
JNL/Mellon Capital European 30	$66	$66	$208	$208	$362	$362	$810	$810
JNL/Mellon Capital MSCI KLD 400 Social Index	$78	$78	$243	$243	N/A	N/A	N/A	N/A
JNL/Mellon Capital Pacific Rim 30	$67	$67	$211	$211	$368	$368	$822	$822
JNL/Mellon Capital S&P 400 MidCap Index	$58	$58	$183	$183	$318	$318	$714	$714
JNL/Mellon Capital Small Cap Index	$58	$58	$183	$183	$318	$318	$714	$714
JNL/Mellon Capital International Index	$64	$64	$202	$202	$351	$351	$786	$786
JNL/Mellon Capital Bond Index	$59	$59	$186	$186	$324	$324	$726	$726
JNL/Mellon Capital Utilities Sector	$70	$70	$221	$221	$384	$384	$859	$859
JNL/Mellon Capital Index 5	$64	$64	$202	$202	$351	$351	$786	$786
JNL/Mellon Capital 10 x 10	$67	$67	$211	$211	$368	$368	$822	$822
JNL/MMRS Conservative	$117	$117	$365	$365	$633	$633	$1,398	$1,398
JNL/MMRS Growth	$116	$116	$362	$362	$628	$628	$1,386	$1,386
JNL/MMRS Moderate	$117	$117	$365	$365	$633	$633	$1,398	$1,398
JNL/Neuberger Berman Strategic Income	$101	$101	$315	$315	$547	$547	$1,213	$1,213
JNL/Oppenheimer Emerging Markets Innovator	$152	$152	$471	$471	$813	$813	$1,779	$1,779
JNL/PIMCO Real Return	$107	$106	$334	$331	$579	$574	$1,283	$1,271
JNL/PIMCO Total Return Bond	$86	$83	$268	$259	$466	$450	$1,037	$1,002
JNL/PPM America Floating Rate Income	$101	$99	$315	$309	$547	$536	$1,213	$1,190
JNL/PPM America High Yield Bond	$79	$79	$246	$246	$428	$428	$954	$954
JNL/PPM America Mid Cap Value	$107	$100	$334	$312	$579	$542	$1,283	$1,201
JNL/PPM America Small Cap Value	$107	$101	$334	$315	$579	$547	$1,283	$1,213
JNL/PPM America Total Return	$83	$83	$259	$259	$450	$450	$1,002	$1,002
JNL/PPM America Value Equity	$87	$87	$271	$271	$471	$471	$1,049	$1,049
JNL/Red Rocks Listed Private Equity	$208	$208	$643	$643	$1,103	$1,103	$2,379	$2,379
JNL/Scout Unconstrained Bond	$105	$105	$328	$328	$569	$569	$1,259	$1,259
JNL/T. Rowe Price Established Growth	$87	$86	$271	$268	$471	$466	$1,049	$1,037
JNL/T. Rowe Price Mid-Cap Growth	$102	$102	$318	$318	$552	$552	$1,225	$1,225
JNL/T. Rowe Price Short-Term Bond	$73	$73	$227	$227	$395	$395	$883	$883
JNL/Westchester Capital Event Driven	$221	$221	$682	$682	$1,170	$1,170	$2,513	$2,513
JNL/WMC Balanced	$76	$75	$237	$233	$411	$406	$918	$906
JNL/WMC Value	$80	$80	$249	$249	$433	$433	$966	$966
JNL/S&P Managed Conservative	$108	$108	$337	$337	$585	$585	$1,294	$1,294
JNL/S&P Managed Moderate	$109	$109	$340	$340	$590	$590	$1,306	$1,306
JNL/S&P Managed Moderate Growth	$111	$111	$347	$347	$601	$601	$1,329	$1,329
JNL/S&P Managed Growth	$113	$112	$353	$350	$612	$606	$1,352	$1,340
JNL/S&P Managed Aggressive Growth	$115	$115	$359	$359	$622	$622	$1,375	$1,375
JNL Disciplined Moderate	$101	$101	$315	$315	$547	$547	$1,213	$1,213
JNL Disciplined Moderate Growth	$101	$101	$315	$315	$547	$547	$1,213	$1,213
JNL Disciplined Growth	$100	$100	$312	$312	$542	$542	$1,201	$1,201
JNL/S&P Competitive Advantage	$67	$67	$211	$211	$368	$368	$822	$822
JNL/S&P Dividend Income & Growth	$67	$65	$211	$205	$368	$357	$822	$798
JNL/S&P Intrinsic Value	$67	$67	$211	$211	$368	$368	$822	$822
JNL/S&P Total Yield	$68	$68	$214	$214	$373	$373	$835	$835
JNL/S&P Mid 3	$82	$77	$255	$240	$444	$417	$990	$930
JNL/S&P International 5	$82	$82	$255	$255	$444	$444	$990	$990
JNL/S&P 4	$73	$73	$227	$227	$395	$395	$883	$883
JNL Variable Fund LLC
JNL/Mellon Capital DowSM Index	$67	$67	$211	$211	$368	$368	$822	$822
JNL/Mellon Capital Global 30	$66	$66	$208	$208	$362	$362	$810	$810
JNL/Mellon Capital Nasdaq® 100	$69	$69	$218	$218	$379	$379	$847	$847
JNL/Mellon Capital JNL 5	$65	$65	$205	$205	$357	$357	$798	$798
JNL/Mellon Capital S&P® SMid 60	$67	$67	$211	$211	$368	$368	$822	$822
JNL/Mellon Capital Communications Sector	$69	$69	$218	$218	$379	$379	$847	$847
JNL/Mellon Capital Consumer Brands Sector	$66	$66	$208	$208	$362	$362	$810	$810
JNL/Mellon Capital Financial Sector	$66	$66	$208	$208	$362	$362	$810	$810
JNL/Mellon Capital Healthcare Sector	$65	$65	$205	$205	$357	$357	$798	$798
JNL/Mellon Capital Oil & Gas Sector	$65	$65	$205	$205	$357	$357	$798	$798
JNL/Mellon Capital Technology Sector	$65	$65	$205	$205	$357	$357	$798	$798
JNL Investors Series Trust
JNL/PPM America Low Duration Bond Fund	$76	$76	$237	$237	$411	$411	$918	$918

Exhibit E

Amended and Restated
Declaration Of Trust

Of

JNL Series Trust

______________________

1 Corporate Way
Lansing, MI 48951
_______________________

Table Of Contents

Page
ARTICLE I	NAME AND DEFINITIONS
Section 1.1	Name
Section 1.2	Definitions

ARTICLE II	TRUSTEES
Section 2.1	General Powers
Section 2.2	Investments
Section 2.3	Legal Title
Section 2.4	Issuance and Repurchase of Shares
Section 2.5	Delegation; Committees
Section 2.6	Collection and Payment
Section 2.7	Expenses
Section 2.8	Manner of Acting; By-laws
Section 2.9	Miscellaneous Powers
Section 2.10	Principal Transactions
Section 2.11	Litigation
Section 2.12	Number of Trustees
Section 2.13	Election and Term
Section 2.14	Resignation and Removal
Section 2.15	Vacancies
Section 2.16	Delegation of Power to Other Trustees

ARTICLE III	CONTRACTS
Section 3.1	Distribution Contract
Section 3.2	Advisory or Management Contract
Section 3.3	Administration Agreement
Section 3.4	Service Agreement
Section 3.5	Transfer Agent
Section 3.6	Custodian
Section 3.7	Affiliations of Trustees or Officers, Etc.
Section 3.8	Compliance with 1940 Act

ARTICLE IV	LIMITATIONS OF LIABILITY OF SHAREHOLDERS
Section 4.1	No Personal Liability of Shareholders, Trustees, Etc.
Section 4.2	Non-Liability of Trustees, Etc.
Section 4.3	Mandatory Indemnification
Section 4.4	No Bond Required of Trustees
Section 4.5	No Duty of Investigation; Notice in Trust Instruments, Etc.
Section 4.6	Reliance on Experts, Etc.

ARTICLE V	SHARES OF BENEFICIAL INTEREST
Section 5.1	Beneficial Interest
Section 5.2	Rights of Shareholders
Section 5.3	Trust Only
Section 5.4	Issuance of Shares
Section 5.5	Register of Shares
Section 5.6	Transfer of Shares
Section 5.7	Notices
Section 5.8	Treasury Shares
Section 5.9	Voting Powers
Section 5.10	Meetings of Shareholders
Section 5.11	Series or Class Designation
Section 5.12	Assent to Declaration of Trust

ARTICLE VI	REDEMPTION AND REPURCHASE OF SHARES
Section 6.1	Redemption of Shares
Section 6.2	Price
Section 6.3	Payment
Section 6.4	Effect of Suspension of Determination of Net Asset Value
Section 6.5	Repurchase by Agreement
Section 6.6	Redemption of Shareholder's Interest
Section 6.7	Redemption of Shares in Order to Qualify as Regulated Investment Company; Disclosure of Holdings
Section 6.8	Reductions in Number of Outstanding Shares Pursuant to Net Asset Value Formula
Section 6.9	Suspension of Right of Redemption

ARTICLE VII	DETERMINATION OF NET ASSET VALUE
Section 7.1	Net Asset Value
Section 7.2	Distributions to Shareholders
Section 7.3	Determination of Net Income; Constant Net Asset Value; Reduction of Outstanding Shares
Section 7.4	Power to Modify Foregoing Procedures

ARTICLE VIII	DURATION; TERMINATION OF TRUST OR A SERIES OR CLASS
Section 8.1	Duration
Section 8.2	Termination of the Trust or a Series or a Class
Section 8.3	Amendment Procedure
Section 8.4	Merger, Consolidation and Sale of Assets
Section 8.5	Incorporation

ARTICLE IX	REPORTS TO SHAREHOLDERS

ARTICLE X	MISCELLANEOUS
Section 10.1	Execution and Filing
Section 10.2	Governing Law
Section 10.3	Counterparts
Section 10.4	Reliance by Third Parties
Section 10.5	Provisions in Conflict with Law or Regulations

Amended and Restated
Declaration of Trust
of
JNL Series Trust ("Trust")

Dated September 25, 2017

DECLARATION OF TRUST adopted at Boston, Massachusetts on the 1st day of June, 1994 and subsequently amended and restated on September 25, 2017 by the Trustees whose signatures are affixed hereto and the holders of shares of beneficial interest issued hereunder and to be issued hereunder as hereinafter provided;

WITNESSETH that

WHEREAS, the Trustees establish this Trust for the investment and reinvestment of funds contributed thereto;

WHEREAS, the Trust is authorized to issue shares of beneficial interest in accordance with the provisions hereinafter set forth; and

WHEREAS, the Trustees have agreed to manage all money and property coming into their hands as trustees of a Massachusetts voluntary association with transferable shares in accordance with the provisions hereinafter set forth;

NOW, THEREFORE, the Trustees hereby declare that they will hold all cash, securities and other assets, which they may from time to time acquire in any manner as Trustees hereunder, IN TRUST to manage and dispose of the same upon the following terms and conditions for the benefit of the holders from time to time of shares in this Trust as hereinafter set forth.

ARTICLE I

NAME AND DEFINITIONS

SECTION 1.1 NAME.  The name of the trust created hereby is "JNL Series Trust" and the Trustees shall administer the business of the Trust under that name or any other name as they may from time to time determine.

SECTION 1.2 DEFINITIONS.  Wherever they are used herein, the following terms have the following respective meanings:

(a)	"ADMINISTRATOR" means the party, other than the Trust, to the contract described in Section 3.3 hereof.

(b)	"BY-LAWS" means the By-laws of the Trust referred to in Section 2.8 hereof, as amended from time to time.

(c)	"CLASS" means any division of Shares within a Series as may be established and designated from time to time by the Trustees pursuant to Article V hereof.

(d)	"CODE" means the Internal Revenue Code of 1986, as amended.

(e)
The terms "COMMISSION" and "INTERESTED PERSON" have the meanings given them in the 1940 Act. Except as such term may be otherwise defined by the Trustees in conjunction with the establishment of any Series, the term "VOTE OF A MAJORITY OF THE OUTSTANDING SHARES ENTITLED TO VOTE" shall have the same meaning as is assigned to the term "VOTE OF A MAJORITY OF THE OUTSTANDING VOTING SECURITIES" in the 1940 Act.

(f)
"CUSTODIAN" means any Person other than the Trust who has custody of any Trust Property as required by Section 17(f) of the 1940 Act, but does not include a system for the central handling of securities described in said Section 17(f).

(g)
"DECLARATION" means this Declaration of Trust as amended from time to time.  References in this Declaration of Trust to "Declaration," "hereof," "herein," and "hereunder" shall be deemed to refer to this Declaration rather than exclusively to the article or section in which such words appear.

(h)	"DISTRIBUTOR" means the party, other than the Trust, to the contract described in Section 3.1 hereof.

(i)	"FUND" or "FUNDS" individually or collectively, means the separate Series of the Trust, together with the assets and liabilities assigned thereto.

(j)
"FUNDAMENTAL RESTRICTIONS" means the investment restrictions set forth in the Prospectus and Statement of Additional Information for any Series and designated as fundamental restrictions therein with respect to such Series.

(k)	"HIS" shall include the feminine and neuter, as well as the masculine, genders.

(l)	"INVESTMENT ADVISER" means the party, other than the Trust, to the contract described in Section 3.2 hereof.

(m)	The "1940 ACT" means the Investment Company Act of 1940, as amended from time to time.

(n)	"NON-INTERESTED TRUSTEE" has the meaning set forth in Section 4.3 hereof.

(o)
"PERSON" means and includes individuals, corporations, partnerships, trusts, associations, joint ventures and other entities, whether or not legal entities, and governments and agencies and political subdivisions thereof.

(p)
"PROSPECTUS" means the Prospectuses (including any Summary Prospectus, as defined by Rule 498 under the Securities Act of 1933, as amended) and Statements of Additional Information included in the Registration Statement of the Trust under the Securities Act of 1933, as amended, as such Prospectuses and Statements of Additional Information may be amended or supplemented and filed with the Commission from time to time.

(q)
"SERIES" individually or collectively  means the separately managed component(s) of the Trust (or, if the Trust shall have only one such component, then that one) as may be established and designated from time to time by the Trustees pursuant to Article V hereof.

(r)	"SHAREHOLDER" means a record owner of Outstanding Shares.

(s)
"SHARES" means the equal proportionate units of interest into which the beneficial interest in the Trust shall be divided from time to time, including the Shares of any and all Series or of any Class within any Series (as the context may require) which may be established by the Trustees, and includes fractions of Shares as well as whole Shares.  "OUTSTANDING SHARES" means those Shares shown from time to time on the books of the Trust or its Transfer Agent as then issued and outstanding, but shall not include Shares which have been redeemed or repurchased by the Trust and which are at the time held in the treasury of the Trust.

(t)
"TRANSFER AGENT" means any Person other than the Trust who maintains the Shareholder records of the Trust, such as the list of Shareholders, the Number of Shares credited to each account, and the like.

(u)	"TRUST" means JNL Series Trust.

(v)
"TRUSTEES" means the persons who have signed this Declaration, so long as they shall continue in office in accordance with the terms hereof, and all other persons who now serve or may from time to time be duly elected, qualified and serving as Trustees in accordance with the provisions of Article II hereof, and reference herein to a Trustee or the Trustees shall refer to such person or persons in this capacity or their capacities as trustees hereunder.

(w)
"TRUST PROPERTY" means any and all property, real or personal, tangible or intangible, which is owned or held by or for the account of the Trust or the Trustees, including but not limited to any and all assets allocated or belonging to any Series or Class thereof, as the context may require.

ARTICLE II

TRUSTEES

SECTION 2.1 GENERAL POWERS.  The Trustees shall have exclusive and absolute control over the Trust Property and over the business of the Trust to the same extent as if the Trustees were the sole owners of the Trust Property and business in their own right, but with such powers of delegation as may be permitted by this Declaration.  The Trustees shall have power to conduct the business of the Trust and carry on its operations in any and all of its branches and maintain offices both within and without The Commonwealth of Massachusetts, in any and all states of the United States of America, in the District of Columbia, and in any and all commonwealths, territories, dependencies, colonies, possessions, agencies or instrumentalities of the United States of America and of foreign governments, and to do all such other things and execute all such instruments as they deem necessary, proper or desirable in order to promote the interests of the Trust although such things are not herein specifically mentioned. Any determination as to what is in the interests of the Trust made by the Trustees in good faith shall be conclusive.  In construing the provisions of this Declaration, the presumption shall be in favor of a grant of power to the Trustees.

The enumeration of any specific power herein shall not be construed as limiting the aforesaid powers.  Such powers of the Trustees may be exercised without order of or resort to any court.

SECTION 2.2 INVESTMENTS.  The Trustees shall have the power:

(a)	To operate as and carry on the business of an investment company, and exercise all the powers necessary and appropriate to the conduct of such operations.

(b)
To invest in, hold for investment, or reinvest in, cash; securities, including common, preferred and preference stocks; warrants; subscription rights; profit-sharing interests or participations and all other contracts for or evidence of equity interests; bonds, debentures, bills, time notes and all other evidences of indebtedness; negotiable or non-negotiable instruments; government securities, including securities of any state, municipality or other political subdivision thereof, or any governmental or quasi-governmental agency or instrumentality; and money market instruments including bank certificates of deposit, finance paper, commercial paper, bankers' acceptances and all kinds of repurchase agreements, of any corporation, company, trust, association, firm or other business organization however established, and of any country, state, municipality or other political subdivision, or any governmental or quasi-governmental agency or instrumentality; any other security, instrument or contract and the Trustees shall be deemed to have the foregoing powers with respect to any additional securities in which the Trust may invest should the Fundamental Restrictions be amended.

(c)
To acquire (by purchase, subscription or otherwise), to hold, to trade in and deal in, to acquire any rights or options to purchase or sell, to sell or otherwise dispose of, to lend and to pledge any such securities, to enter into repurchase agreements, reverse repurchase agreements, firm commitment agreements, forward foreign currency exchange contracts, interest rate, mortgage, total return, credit default, currency or other swaps, and interest rate caps, floors and collars, to purchase and sell options on securities, indices, currency, swaps or other financial assets, futures contracts and options on futures contracts of all descriptions and to engage in all types of hedging, risk management or income enhancement transactions.

(d)
To exercise all rights, powers and privileges of ownership or interest in all securities and repurchase agreements included in the Trust Property, including the right to vote thereon and otherwise act with respect thereto and to do all acts for the preservation, protection, improvement and enhancement in value of all such securities and repurchase agreements.

(e)
To acquire (by purchase, lease or otherwise) and to hold, use, maintain, develop and dispose of (by sale or otherwise) any property, real or personal, including cash or foreign currency, and any interest therein.

(f)
To borrow money and in this connection issue notes or other evidence of indebtedness; to secure borrowings by mortgaging, pledging or otherwise subjecting as security the Trust Property; and to endorse, guarantee, or undertake the performance of any obligation or engagement of any other Person and to lend Trust Property.

(g)
To aid by further investment any corporation, company, trust, association or firm, any obligation of or interest in which is included in the Trust Property or in the affairs of which the Trustees have any direct or indirect interest; to do all acts and things designed to protect, preserve, improve or enhance the value of such obligation or interest; and to guarantee or become surety on any or all of the contracts, stocks, bonds, notes, debentures and other obligations of any such corporation, company, trust, association or firm.

(h)
To enter into a plan of distribution and any related agreements, to the extent required by the rules under the 1940 Act, whereby the Trust may finance directly or indirectly any activity which is primarily intended to result in the distribution and/or servicing of Shares.

(i)	To adopt on behalf of the Trust or any Series thereof an alternative purchase plan providing for the issuance of multiple Classes of Shares (as authorized herein at Section 5.11).

(j)
In general to carry on any other business in connection with or incidental to any of the foregoing powers, to do everything necessary, suitable or proper for the accomplishment of any purpose or the attainment of any object or the furtherance of any power hereinbefore set forth, either alone or in association with others, and to do every other act or thing incidental or appurtenant to or arising out of or connected with the aforesaid business or purposes, objects or powers.

The foregoing clauses shall be construed both as objects and powers, and the foregoing enumeration of specific powers shall not be held to limit or restrict in any manner the general powers of the Trustees.

Notwithstanding any other provision herein, the Trustees shall have full power in their discretion as contemplated in Section 8.5, without any requirement of approval by Shareholders, to invest part or all of the Trust Property (or part or all of the assets of any Series), or to dispose of part or all of the Trust Property (or part or all of the assets of any Series) and invest the proceeds of such disposition, in securities issued by one or more other investment companies registered under the 1940 Act.  Any such other investment company may (but need not) be a trust (formed under the laws of any state) which is classified as a partnership or corporation for federal income tax purposes.

The Trustees shall not be limited to investing in obligations maturing before the possible termination of the Trust, nor shall the Trustees be limited by any law limiting the investments which may be made by fiduciaries.

SECTION 2.3 LEGAL TITLE.  Legal title to all the Trust Property shall be vested in the Trustees as joint tenants except that the Trustees shall have power to cause legal title to any Trust Property to be held by or in the name of one or more of the Trustees, or in the name of the Trust or any Series of the Trust, or in the name of any other Person as nominee, on such terms as the Trustees may determine, provided that the interest of the Trust therein is deemed appropriately protected. The right, title and interest of the Trustees in the Trust Property shall vest automatically in each Person who may hereafter become a Trustee.  Upon the termination of the term of office, resignation, removal or death of a Trustee he shall automatically cease to have any right, title or interest in any of the Trust Property, and the right, title and interest of such Trustee in the Trust Property shall vest automatically in the remaining Trustees.  Such vesting and cessation of title shall be effective whether or not conveyancing documents have been executed and delivered.

SECTION 2.4 ISSUANCE AND REPURCHASE OF SHARES.  The Trustees shall have the power to issue, sell, repurchase, redeem, retire, cancel, acquire, hold, resell, reissue, dispose of, transfer, and otherwise deal in Shares and, subject to the provisions set forth in Articles VI and VII and Section 5.11 hereof, to apply to any such repurchase, redemption, retirement, cancellation or acquisition of Shares any funds or property of the Trust or of the particular Series with respect to which such Shares are issued, whether capital or surplus or otherwise, to the full extent now or hereafter permitted by the laws of The Commonwealth of Massachusetts governing business corporations.

SECTION 2.5 DELEGATION; COMMITTEES.  The Trustees shall have power, consistent with their continuing exclusive authority over the management of the Trust and the Trust Property, to delegate from time to time to such of their number or to officers, employees or agents of the Trust the doing of such things and the execution of such instruments, either in the name of the Trust or any Series of the Trust or the names of the Trustees or otherwise as the Trustees may deem expedient, to the same extent as such delegation is permitted by the 1940 Act.

SECTION 2.6 COLLECTION AND PAYMENT.  The Trustees shall have power to collect all property due to the Trust; to pay all claims, including taxes, against the Trust Property; to prosecute, defend, compromise or abandon any claims relating to the Trust Property; to foreclose any security interest securing any obligations, by virtue of which any property is owed to the Trust; and to enter into releases, agreements and other instruments.

SECTION 2.7 EXPENSES.  The Trustees shall have the power to incur and pay any expenses which in the opinion of the Trustees and the officers of the Trust are necessary or incidental to carry out any of the purposes of this Declaration, and to pay reasonable compensation from the funds of the Trust to themselves as Trustees. The Trustees shall fix the compensation of all officers, employees and Trustees.

SECTION 2.8 MANNER OF ACTING; BY-LAWS.  Except as otherwise provided herein or in the By-laws, any action to be taken by the Trustees may be taken by a majority of the Trustees present at a meeting of Trustees, including any meeting held by means of a conference telephone circuit or similar communications equipment by means of which all persons participating in the meeting can hear each other, or by written consents of a majority of Trustees then in office. The Trustees may adopt By-laws not inconsistent with this Declaration to provide for the conduct of the business of the Trust and may amend or repeal such By-laws to the extent such power is not reserved to the Shareholders.

Notwithstanding the foregoing provisions of this Section 2.8 and in addition to such provisions or any other provision of this Declaration or of the By-laws, the Trustees may by resolution appoint a committee consisting of less than the whole number of Trustees then in office, which committee may be empowered to act for and bind the Trustees and the Trust, as if the acts of such committee were the acts of all the Trustees then in office, with respect to the institution, prosecution, dismissal, settlement, review or investigation of any action, suit or proceeding which shall be pending or threatened to be brought before any court, administrative agency or other adjudicatory body.

SECTION 2.9 MISCELLANEOUS POWERS.  The Trustees shall have the power to:

(a)	employ or contract with such Persons as the Trustees may deem desirable for the transaction of the business of the Trust or any Series thereof;
(b)	enter into joint ventures, partnerships and any other combinations or associations;
(c)
remove Trustees, fill vacancies in, add to or subtract from their number, elect and remove such officers and appoint and terminate such agents or employees as they consider appropriate, and appoint from their own number, and terminate, any one or more committees which may exercise some or all of the power and authority of the Trustees as the Trustees may determine;

(d)
purchase, and pay for out of Trust Property or the Trust Property of the appropriate Series of the Trust, as applicable, insurance policies insuring the Shareholders, Trustees, officers, employees, agents, investment advisers, administrators, distributors, selected dealers or independent contractors of the Trust against all claims arising by reason of holding any such position or by reason of any action taken or omitted by any such Person in such capacity, whether or not constituting negligence, or whether or not the Trust would have the power to indemnify such Person against such liability;

(e)	establish pension, profit-sharing, share purchase, and other retirement, incentive and benefit plans for any Trustees, officers, employees and agents of the Trust;
(f)
to the extent permitted by law, indemnify any person with whom the Trust or any Series thereof has dealings, including the Investment Adviser, Administrator, Distributor, Transfer Agent and selected dealers, to such extent as the Trustees shall determine;

(g)	guarantee indebtedness or contractual obligations of others;
(h)	determine and change the fiscal year and taxable year of the Trust or any Series thereof and the method by which its or their accounts shall be kept; and
(i)	adopt a seal for the Trust, but the absence of such seal shall not impair the validity of any instrument executed on behalf of the Trust.

SECTION 2.10 PRINCIPAL TRANSACTIONS.  Except for transactions not permitted by the 1940 Act or rules and regulations adopted, or orders issued, by the Commission thereunder, the Trustees may, on behalf of the Trust, buy any securities from or sell any securities to, or lend any assets of the Trust or any Series thereof to any Trustee or officer of the Trust or any firm of which any such Trustee or officer is a member acting as principal, or have any such dealings with the Investment Adviser, Distributor or Transfer Agent or with any Interested Person of such Person; and the Trust or a Series thereof may employ any such Person, or firm or company in which such Person is an Interested Person, as broker, legal counsel, registrar, transfer agent, dividend disbursing agent or custodian upon customary terms.

SECTION 2.11 LITIGATION.  The Trustees shall have the power to engage in and to prosecute, defend, compromise, abandon, or adjust by arbitration, or otherwise, any actions, suits, proceedings, disputes, claims, and demands relating to the Trust, and out of the assets of the Trust or any Series thereof to pay or to satisfy any debts, claims or expenses incurred in connection therewith, including those of litigation, and such power shall include without limitation the power of the Trustees or any appropriate committee thereof, in the exercise of their or its good faith business judgment, to dismiss any action, suit, proceeding, dispute, claim, or demand, derivative or otherwise, brought by any person, including a Shareholder in its own name or the name of the Trust, whether or not the Trust or any of the Trustees may be named individually therein or the subject matter arises by reason of business for or on behalf of the Trust.

SECTION 2.12 NUMBER OF TRUSTEES.  The initial Trustees shall be the persons signing this Declaration.  The number of Trustees shall be such number as shall be fixed from time to time by vote of a majority of the Trustees, provided, however, that the number of Trustees shall in no event be less than one (1).

SECTION 2.13 ELECTION AND TERM.  Except for the Trustees named herein or appointed to fill vacancies pursuant to Section 2.15 hereof, the Trustees may succeed themselves and shall be elected by the Shareholders owning of record a plurality of the Shares voting at a meeting of Shareholders on a date fixed by the Trustees.  Except in the event of resignations or removals pursuant to Section 2.14 hereof, each Trustee shall hold office until such time as less than a majority of the Trustees holding office has been elected by Shareholders.  In such event the Trustees then in office shall call a Shareholders' meeting for the election of Trustees.  Except for the foregoing circumstances, the Trustees shall continue to hold office and may appoint successor Trustees.

SECTION 2.14 RESIGNATION AND REMOVAL.  Any Trustee may resign his trust (without the need for any prior or subsequent  accounting) by an instrument in writing signed by him and delivered to the other Trustees and such resignation shall be effective upon such delivery, or at a later date according to the terms of the instrument.  Any of the Trustees may be removed (provided the aggregate number of Trustees after such removal shall not be less than one) with cause, by the action of two-thirds of the remaining Trustees or by action of two-thirds of the outstanding Shares of the Trust (for purposes of determining the circumstances and procedures under which any such removal by the Shareholders may take place, the provisions of Section 16(c) of the 1940 Act (or any successor provisions) shall be applicable to the same extent as if the Trust were subject to the provisions of that Section). Upon the resignation or removal of a Trustee, or his otherwise ceasing to be a Trustee, he shall execute and deliver such documents as the remaining Trustees shall require for the purpose of conveying to the Trust or the remaining Trustees any Trust Property held in the name of the resigning or removed Trustee.  Upon the incapacity or death of any Trustee, his legal representative shall execute and deliver on his behalf such documents as the remaining Trustees shall require as provided in the preceding sentence.

SECTION 2.15 VACANCIES.  The term of office of a Trustee shall terminate and a vacancy shall occur in the event of his death, retirement, resignation, removal, bankruptcy, adjudicated incompetence or other incapacity to perform the duties of the office of a Trustee.  No such vacancy shall operate to annul the Declaration or to revoke any existing agency created pursuant to the terms of the Declaration.  In the case of an existing vacancy, including a vacancy existing by reason of an increase in the number of Trustees, subject to the provisions of Section 16(a) of the 1940 Act, the remaining Trustees shall fill such vacancy by the appointment of such other person as they in their discretion shall see fit, made by vote of a majority of the Trustees then in office.  Any such appointment shall not become effective, however, until the person named in the vote approving the appointment shall have accepted in writing such appointment and agreed in writing to be bound by the terms of the Declaration.  An appointment of a Trustee may be made in anticipation of a vacancy to occur at a later date by reason of retirement, resignation or increase in the number of Trustees, provided that such appointment shall not become effective prior to such retirement, resignation or increase in the number of Trustees.  Whenever a vacancy in the number of Trustees shall occur, until such vacancy is filled as provided in this Section 2.15, the Trustees in office, regardless of their number, shall have all the powers granted to the Trustees and shall discharge all the duties imposed upon the Trustees by the Declaration.  The vote by a majority of the Trustees in office, fixing the number of Trustees shall be conclusive evidence of the existence of such vacancy.

SECTION 2.16 DELEGATION OF POWER TO OTHER TRUSTEES.  Any Trustee may, by power of attorney, delegate his power for a period not exceeding six (6) months at any one time to any other Trustee or Trustees; provided that in no case shall fewer than two (2) Trustees personally exercise the powers granted to the Trustees under this Declaration except as herein otherwise expressly provided.

ARTICLE III

CONTRACTS

SECTION 3.1 DISTRIBUTION CONTRACT.  The Trustees may in their discretion from time to time enter into an exclusive or non-exclusive distribution contract or contracts providing for the sale of the Shares to net the Trust or the applicable Series of the Trust not less than the amount provided for in Section 7.1 of Article VII hereof, whereby the Trustees may either agree to sell the Shares to the other party to the contract or appoint such other party as their sales agent for the Shares, and in either case on such terms and conditions, if any, as may be prescribed in the By-laws, and such further terms and conditions as the Trustees may in their discretion determine not inconsistent with the provisions of this Article III or of the By-laws; and such contract may also provide for the repurchase of the Shares by such other party as agent of the Trustees.

SECTION 3.2 ADVISORY OR MANAGEMENT CONTRACT.  The Trustees may in their discretion from time to time enter into one or more investment advisory or management contracts or, if the Trustees establish multiple Series, separate investment advisory or management contracts with respect to one or more Series whereby the other party or parties to any such contracts shall undertake to furnish the Trust or such Series management, investment advisory, administration, accounting, legal, statistical and research facilities and services, promotional or marketing activities, and such other facilities and services, if any, as the Trustees shall from time to time consider desirable and all upon such terms and conditions as the Trustees may in their discretion determine.  Notwithstanding any provisions of the Declaration, the Trustees may authorize the Investment Advisers, or any of them, under any such contracts (subject to such general or specific instructions as the Trustees may from time to time adopt) to effect purchases, sales, loans or exchanges of portfolio securities and other investments of the Trust on behalf of the Trustees or may authorize any officer, employee or Trustee to effect such purchases, sales, loans or exchanges pursuant to recommendations of such Investment  Advisers, or any of them (and all without further action by the Trustees).  Any such purchases, sales, loans and exchanges shall be deemed to have been authorized by all of the Trustees. The Trustees may, in their sole discretion, call a meeting of Shareholders in order to submit to a vote of Shareholders at such meeting the approval or continuance of any such investment advisory or management contract. If the Shareholders of any one or more of the Series of the Trust should fail to approve any such investment advisory or management contract, the Investment Adviser may nonetheless serve as Investment Adviser with respect to any Series whose Shareholders approve such contract. To the extent consistent with the 1940 Act and the positions of the Commission and its staff thereunder, the Trustees shall not be required to submit an investment advisory or management contract to shareholders for their approval.  The Trustees may also employ, or authorize the Investment Adviser to employ, one or more sub-advisers from time to time to perform such of the acts and services of the Investment Adviser and upon such terms and conditions as may be agreed upon between the Investment Adviser and such sub-advisers and approved by the Trustees. Any reference in this Declaration to the Investment Adviser shall be deemed to include such sub-advisers unless the context otherwise requires.

SECTION 3.3 ADMINISTRATION AGREEMENT.  The Trustees may in their discretion from time to time enter into an administration agreement or, if the Trustees establish multiple Series or Classes, separate administration agreements with respect to each Series or Class, whereby the other party to such agreement shall undertake to manage the business affairs of the Trust or of a Series or Class thereof and furnish the Trust or a Series or a Class thereof with office facilities, and shall be responsible for the ordinary clerical, bookkeeping and recordkeeping services at such office facilities, and other facilities and services, if any, and all upon such terms and conditions as the Trustees may in their discretion determine.

SECTION 3.4 SERVICE AGREEMENT.  The Trustees may in their discretion from time to time enter into Service Agreements with respect to one or more Series or Classes thereof whereby the other parties to such Service Agreements will provide administration and/or support services pursuant to administration plans and service plans, and all upon such terms and conditions as the Trustees in their discretion may determine.

SECTION 3.5 TRANSFER AGENT.  The Trustees may in their discretion from time to time enter into a transfer agency and shareholder service contract whereby the other party to such contract shall undertake to furnish transfer agency and shareholder services to the Trust.  The contract shall have such terms and conditions as the Trustees may in their discretion determine not inconsistent with the Declaration. Such services may be provided by one or more Persons.

SECTION 3.6 CUSTODIAN.  The Trustees may appoint or otherwise engage one or more banks or trust companies, to serve as Custodian with authority as its agent, but subject to such restrictions, limitations and other requirements, if any, as may be contained in the By-laws of the Trust.  The Trustees may also authorize the Custodian to employ one or more sub-custodians, including such foreign banks and securities depositories as meet the requirements of applicable provisions of the 1940 Act, and upon such terms and conditions as may be agreed upon between the Custodian and such sub-custodian, to hold securities and other assets of the Trust and to perform the acts and services of the Custodian, subject to applicable provisions of law and resolutions adopted by the Trustees.

SECTION 3.7 AFFILIATIONS OF TRUSTEES OR OFFICERS, ETC.  The fact that:

(i)
any of the Shareholders, Trustees or officers of the Trust or any Series thereof is a shareholder, director, officer, partner, trustee, employee, manager, adviser or distributor of or for any partnership, corporation, trust, association or other organization or of or for any parent or affiliate of any organization, with which a contract of the character described in Sections 3.1, 3.2, 3.3 or 3.4 above or for services as Custodian, Transfer Agent or disbursing agent or for providing accounting, legal and printing services or for related services may have been or may hereafter be made, or that any such organization, or any parent or affiliate thereof, is a Shareholder of or has an interest in the Trust, or that

(ii)
any partnership, corporation, trust, association or other organization with which a contract of the character described in Sections 3.1, 3.2, 3.3 or 3.4 above or for services as Custodian, Transfer Agent or disbursing agent or for related services may have been or may hereafter be made also has any one or more of such contracts with one or more other partnerships, corporations, trusts, associations or other organizations, or has other business or interests, shall not affect the validity of any such contract or disqualify any Shareholder, Trustee or officer of the Trust from voting upon or executing the same or create any liability or accountability to the Trust or its Shareholders.

SECTION 3.8 COMPLIANCE WITH 1940 ACT.  Any contract entered into pursuant to Sections 3.1 or 3.2 shall be consistent with and subject to the requirements of Section 15 of the 1940 Act (including any amendment thereof or other applicable Act of Congress hereafter enacted), as modified by any applicable order or orders of the Commission, with respect to its continuance in effect, its termination and the method of authorization and approval of such contract or renewal thereof.

ARTICLE IV

LIMITATIONS OF LIABILITY OF SHAREHOLDERS,
TRUSTEES AND OTHERS

SECTION 4.1 NO PERSONAL LIABILITY OF SHAREHOLDERS, TRUSTEES, ETC.  No Shareholder shall be subject to any personal liability whatsoever to any Person in connection with Trust Property or the acts, obligations or affairs of the Trust or any Series thereof. No Trustee, officer, employee or agent of the Trust or any Series thereof shall be subject to any personal liability whatsoever to any Person, other than to the Trust or its Shareholders, in connection with Trust Property or the affairs of the Trust, except to the extent arising from bad faith, willful misfeasance, gross negligence or reckless disregard of his duties with respect to such Person; and all such Persons shall look solely to the Trust Property, or to the Trust Property of one or more specific Series of the Trust if the claim arises from the conduct of such Trustee, officer, employee or agent with respect to only such Series, for satisfaction of claims of any nature arising in connection with the affairs of the Trust.  If any Shareholder, Trustee, officer, employee, or agent, as such, of the Trust or any Series thereof, is made a party to any suit or proceeding to enforce any such liability of the Trust or any Series thereof, he shall not, on account thereof, be held to any personal liability.  The Trust shall indemnify and hold each Shareholder harmless from and against all claims and liabilities, to which such Shareholder may become subject by reason of his being or having been a Shareholder, and shall reimburse such Shareholder or former Shareholder (or his or her heirs, executors, administrators or other legal representatives or in the case of a corporation or other entity, its corporate or other general successor) out of the Trust Property for all legal and other expenses reasonably incurred by him in connection with any such claim or liability.  The indemnification and reimbursement required by the preceding sentence shall be made only out of Trust Property of the one or more Series whose Shares were held by said Shareholder at the time the act or event occurred which gave rise to the claim against or liability of said Shareholder.  The rights accruing to a Shareholder under this Section 4.1 shall not impair any other right to which such Shareholder may be lawfully entitled, nor shall anything herein contained restrict the right of the Trust or any Series thereof to indemnify or reimburse a Shareholder in any appropriate situation even though not specifically provided herein.

SECTION 4.2 NON-LIABILITY OF TRUSTEES, ETC.  No Trustee, officer, employee or agent of the Trust or any Series thereof shall be liable to the Trust, its Shareholders, or to any Shareholder, Trustee, officer, employee, or agent thereof for any action or failure to act (including without limitation the failure to compel in any way any former or acting Trustee to redress any breach of trust) except for his own bad faith, willful misfeasance, gross negligence or reckless disregard of the duties involved in the conduct of his office.

SECTION 4.3 MANDATORY INDEMNIFICATION.

(a) Subject to the exceptions and limitations contained in paragraph (b) below:

(i)
every person who is, or has been, a Trustee, officer, employee or agent of the Trust (including any individual who serves at its request as director, officer, partner, trustee or the like of another organization in which it has any interest as a shareholder, creditor or otherwise) shall be indemnified by the Trust, or by one or more Series thereof if the claim arises from his or her conduct with respect to only such Series (unless the Series was terminated prior to any such liability or claim being known to the Trustees, in which case such obligations, to the extent not satisfied out of the assets of a Series, the obligation shall be an obligation of the Trust), to the fullest extent permitted by law against all liability and against all expenses reasonably incurred or paid by him in connection with any claim, action, suit or proceeding in which he becomes involved as a party or otherwise by virtue of his being or having been a Trustee or officer and against amounts paid or incurred by him in the settlement thereof;

(ii)
the words "claim," "action," "suit," or "proceeding" shall apply to all claims, actions, suits or proceedings (civil, criminal, or other, including appeals), actual or threatened; and the words "liability" and "expenses" shall include, without limitation, attorneys' fees, costs, judgments, amounts paid in settlement, fines, penalties and other liabilities.

(b) No indemnification shall be provided hereunder to a Trustee or officer:

(i)
against any liability to the Trust, a Series thereof or the Shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office;

(ii)
with respect to any matter as to which he shall have been finally adjudicated not to have acted in good faith in the reasonable belief that his action was in the best interest of the Trust or a Series thereof;

(iii)
in the event of a settlement or other disposition not involving a final adjudication as provided in paragraph (b)(ii) resulting in a payment by a Trustee or officer, unless there has been a determination that such Trustee or officer did not engage in willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office:

(A)	by the court or other body approving the settlement or other disposition;

(B)
based upon a review of readily available facts (as opposed to a full trial-type inquiry) by (i) vote of a majority of the Non-interested Trustees acting on the matter (provided that a majority of the Non-interested Trustees then in office act on the matter) or (ii) written opinion of independent legal counsel; or

(C)	by a vote of a majority of the Shares outstanding and entitled to vote (excluding Shares owned of record or beneficially by such individual).

(c)
The rights of indemnification herein provided may be insured against by policies maintained by the Trust, shall be severable, shall not affect any other rights to which any Trustee or officer may now or hereafter be entitled, shall continue as to a person who has ceased to be such Trustee or officer and shall inure to the benefit of the heirs, executors, administrators and assigns of such a person.  Nothing contained herein shall affect any rights to indemnification to which personnel of the Trust or any Series thereof other than Trustees and officers may be entitled by contract or otherwise under law.

(d)
Expenses of preparation and presentation of a defense to any claim, action, suit or proceeding of the character described in paragraph (a) of this Section 4.3 may be advanced by the Trust or a Series thereof prior to final disposition thereof upon receipt of an undertaking by or on behalf of the recipient to repay such amount if it is ultimately determined that he is not entitled to indemnification under this Section 4.3, provided that either:

(i)
such undertaking is secured by a surety bond or some other appropriate security provided by the recipient, or the Trust or Series thereof shall be insured against losses arising out of any such advances; or

(ii)
a majority of the Non-interested Trustees acting on the matter (provided that a majority of the Non-interested Trustees act on the matter) or an independent legal counsel in a written opinion shall determine, based upon a review of readily available facts (as opposed to a full trial-type inquiry), that there is reason to believe that the recipient ultimately will be found entitled to indemnification.

As used in this Section 4.3, a "Non-interested Trustee" is one who (i) is not an Interested Person of the Trust (including anyone who has been exempted from being an Interested Person by any rule, regulation or order of the Commission), and (ii) is not involved in the claim, action, suit or proceeding.

SECTION 4.4 NO BOND REQUIRED OF TRUSTEES.  No Trustee shall be obligated to give any bond or other security for the performance of any of his duties hereunder.

SECTION 4.5 NO DUTY OF INVESTIGATION; NOTICE IN TRUST INSTRUMENTS, ETC.  No purchaser, lender, transfer agent or other Person dealing with the Trustees or any officer, employee or agent of the Trust or a Series thereof shall be bound to make any inquiry concerning the validity of any transaction purporting to be made by the Trustees or by said officer, employee or agent or be liable for the application of money or property paid, loaned, or delivered to or on the order of the Trustees or of said officer, employee or agent.  Every obligation, contract, instrument, certificate, Share, other security of the Trust or a Series thereof or undertaking, and every other act or thing whatsoever executed in connection with the Trust shall be conclusively presumed to have been executed or done by the executors thereof only in their capacity as Trustees under this Declaration or in their capacity as officers, employees or agents of the Trust or a Series thereof. Every written obligation, contract, instrument, certificate, Share, other security of the Trust or a Series thereof or undertaking made or issued by the Trustees may recite that the same is executed or made by them not individually, but as Trustees under the Declaration, and that the obligations of the Trust or a Series thereof under any such instrument are not binding upon any of the Trustees or Shareholders individually, but bind only the Trust Property or the Trust Property of the applicable Series, and may contain any further recital which they may deem appropriate, but the omission of such recital shall not operate to bind the Trustees individually.  The Trustees shall at all times maintain insurance for the protection of the Trust Property or the Trust  Property of the applicable Series, its Shareholders, Trustees, officers, employees and agents in such amount as the Trustees shall deem adequate to cover possible tort liability, and such other insurance as the Trustees in their sole judgment shall deem advisable.

SECTION 4.6 RELIANCE ON EXPERTS, ETC.  Each Trustee, officer or employee of the Trust or a Series thereof shall, in the performance of his duties, be fully and completely justified and protected with regard to any act or any failure to act resulting from reliance in good faith upon the books of account or other records of the Trust or a Series thereof, upon an opinion of counsel, or upon reports made to the Trust or a Series thereof by any of its officers or employees or by the Investment Adviser, the Administrator, the Distributor, Transfer Agent, selected dealers, accountants, appraisers or other experts or consultants selected with reasonable care by the Trustees, officers or employees of the Trust, regardless of whether such counsel or expert may also be a Trustee.

ARTICLE V

SHARES OF BENEFICIAL INTEREST

SECTION 5.1 BENEFICIAL INTEREST.  The interest of the beneficiaries hereunder shall be divided into transferable Shares of beneficial interest without par value. The number of such Shares of beneficial interest authorized hereunder is unlimited.  The Trustees shall have the exclusive authority without the requirement of Shareholder approval to establish and designate from time to time one or more Series of Shares and one or more Classes thereof as the Trustees deem necessary or desirable.  Each Share of any Series shall represent an equal proportionate Share in the assets of that Series with each other Share in that Series.  Subject to the provisions of Section 5.11 hereof, the Trustees may also authorize the creation of additional Series of Shares (the proceeds of which may be invested in separate, independently managed portfolios) and additional Classes of Shares within any Series.  All Shares issued hereunder including, without limitation, Shares issued in connection with a dividend in Shares or a split in Shares, shall be fully paid and non-assessable.

SECTION 5.2 RIGHTS OF SHAREHOLDERS.  The ownership of the Trust Property of every description and the right to conduct any business hereinbefore described are vested exclusively in the Trustees, and the Shareholders shall have no interest therein other than the beneficial interest conferred by their Shares, and they shall have no right to call for any partition or division of any property, profits, rights or interests of the Trust nor can they be called upon to share or assume any losses of the Trust or suffer an assessment of any kind by virtue of their ownership of Shares.  The Shares shall be personal property giving only the rights specifically set forth in this Declaration.  The Shares shall not entitle the holder to preference, preemptive, appraisal, conversion or exchange rights, except as the Trustees may determine with respect to any Series or Class of Shares.

SECTION 5.3 TRUST ONLY.  It is the intention of the Trustees to create only the relationship of Trustee and beneficiary between the Trustees and each Shareholder from time to time. It is not the intention of the Trustees to create a general partnership, limited partnership, joint stock association, corporation, bailment or any form of legal relationship other than a trust. Nothing in this Declaration of Trust shall be construed to make the Shareholders, either by themselves or with the Trustees, partners or members of joint stock association.

SECTION 5.4 ISSUANCE OF SHARES.  The Trustees in their discretion may, from time to time without a vote of the Shareholders, issue Shares, in addition to the then issued and outstanding Shares and Shares held in the treasury, to such party or parties and for such amount and type of consideration, including cash or property, at such time or times and on such terms as the Trustees may deem best, except that only Shares previously contracted to be sold may be issued during any period when the right of redemption is suspended pursuant to Section 6.9 hereof, and may in such manner acquire other assets (including the acquisition of assets subject to, and in connection with the assumption of, liabilities) and businesses.  In connection with any issuance of Shares, the Trustees may issue fractional Shares and Shares held in the treasury.  The Trustees may from time to time divide or combine the Shares of the Trust or, if the Shares be divided into Series or Classes, of any Series or any Class thereof of the Trust, into a greater or lesser number without thereby changing the proportionate beneficial interests in the Trust or in the Trust Property allocated or belonging to such Series or Class.  Contributions to the Trust or Series thereof may be accepted for, and Shares shall be redeemed as, whole Shares and/or 1/1000ths of a Share or integral multiples thereof.

SECTION 5.5 REGISTER OF SHARES.  A register shall be kept at the principal office of the Trust or an office of the Transfer Agent which shall contain the names and addresses of the Shareholders and the number of Shares held by them respectively and a record of all transfers thereof.  Such register shall be conclusive as to who are the holders of the Shares and who shall be entitled to receive dividends or distributions or otherwise to exercise or enjoy the rights of Shareholders.  No Shareholder shall be entitled to receive payment of any dividend or distribution, nor to have notice given to him as provided herein or in the By-laws, until he has given his address to the Transfer Agent or such other officer or agent of the Trustees as shall keep the said register for entry thereon. It is not contemplated that certificates will be issued for the Shares; however, the Trustees, in their discretion, may authorize the issuance of share certificates and promulgate appropriate rules and regulations as to their use.

SECTION 5.6 TRANSFER OF SHARES.  Shares shall be transferable on the records of the Trust only by the record holder thereof or by his agent thereunto duly authorized in writing, upon delivery to the Trustees or the Transfer Agent of a duly executed instrument of transfer, together with such evidence of the genuineness of each such execution and authorization and of other matters as may reasonably be required. Upon such delivery the transfer shall be recorded on the register of the Trust.  Until such record is made, the Shareholder of record shall be deemed to be the holder of such Shares for all purposes hereunder and neither the Trustees nor any transfer agent or registrar nor any officer, employee or agent of the Trust shall be affected by any notice of the proposed transfer.

Any person becoming entitled to any Shares in consequence of the death, bankruptcy, or incompetence of any Shareholder, or otherwise by operation of law, shall be recorded on the register of Shares as the holder of such Shares upon production of the proper evidence thereof to the Trustees or the Transfer Agent, but until such record is made, the Shareholder of record shall be deemed to be the holder of such  Shares for all purposes hereunder and neither the Trustees nor any Transfer Agent or registrar nor any officer or agent of the Trust shall be affected by any notice of such death, bankruptcy or incompetence, or other operation of law.

SECTION 5.7 NOTICES.  Any and all notices to which any Shareholder may be entitled and any and all communications shall be deemed duly served or given if mailed, postage prepaid, addressed to any Shareholder of record at his last known address as recorded on the register of the Trust.

SECTION 5.8 TREASURY SHARES.  Shares held in the treasury shall, until resold pursuant to Section 5.4, not confer any voting rights on the Trustees, nor shall such Shares be entitled to any dividends or other distributions declared with respect to the Shares.

SECTION 5.9 VOTING POWERS.  The Shareholders shall have power to vote only (i) for the election of Trustees as provided in Section 2.13; (ii) with respect to any investment advisory contract entered into pursuant to Section 3.2 submitted to shareholders for their approval; (iii) with respect to termination of the Trust or a Series or Class thereof as provided in Section 8.2; (iv) with respect to any amendment of this Declaration to the limited extent and as provided in Section 8.3; (v) with respect to a merger, consolidation or sale of assets as provided in Section 8.4; (vi) with respect to incorporation of the Trust to the extent and as provided in Section 8.5; (vii) to the same extent as the stockholders of a Massachusetts business corporation as to whether or not a court action, proceeding or claim should or should not be brought or maintained derivatively or as a class action on behalf of the Trust or a Series thereof or the Shareholders of either; (viii) with respect to any plan adopted pursuant to Rule 12b-1 (or any successor rule) under the 1940 Act, and related matters; and (ix) with respect to such additional matters relating to the Trust as may be required by this Declaration, the By-laws or any registration of the Trust as an investment company under the 1940 Act with the Commission (or any successor agency) or as the Trustees may consider necessary or desirable.  As determined by the Trustees without the vote or consent of shareholders, on any matter submitted to a vote of Shareholders, each whole Share shall be entitled to one vote as to any matter on which it is entitled to vote and each fractional Share shall be entitled to a proportionate fractional vote.  The Trustees may, in conjunction with the establishment of any further Series or any Classes of Shares, establish conditions under which the several Series or Classes of Shares shall have separate voting rights or no voting rights.  There shall be no cumulative voting in the election of Trustees.  Until Shares are issued, the Trustees may exercise all rights of Shareholders and may take any action required by law, this Declaration or the By-laws to be taken by Shareholders.  The By-laws may include further provisions for Shareholders' votes and meetings and related matters.

SECTION 5.10 MEETINGS OF SHAREHOLDERS.  No annual or regular meetings of Shareholders are required.  Special meetings of the Shareholders, including meetings involving only the holders of Shares of one or more but less than all Series or Classes thereof, may be called at any time by the Chairman of the Board, President, or any Vice-President of the Trust, and shall be called by the President or the Secretary at the request, in writing or by resolution, of a majority of the Trustees, or at the written request of the holder or holders of ten percent (10%) or more of the total number of Outstanding Shares of the Trust entitled to vote at such meeting. Meetings of the Shareholders of any Series shall be called by the President or the Secretary at the written request of the holder or holders of ten percent (10%) or more of the total number of Outstanding Shares of such Series of the Trust entitled to vote at such meeting. Any such request shall state the purpose of the proposed meeting.

SECTION 5.11 SERIES OR CLASS DESIGNATION.

(a)
The Shares of the Series and Classes thereof herein established and designated and any Shares of any further Series and Classes thereof that may from time to time be established and designated by the Trustees have been or shall be established and designated, and the variations in the relative rights and preferences as between the different Series shall be fixed and determined, by the Trustees (unless the Trustees otherwise determine with respect to further Series or Classes at the time of establishing and designating the same) as set forth in the Prospectus and Statement of Additional Information of the Series or Class included in the Trust's Registration Statement, as amended from time to time, under the Securities Act of 1933, as amended and/or the 1940 Act; provided, that all Shares shall be identical except that there may be variations so fixed and determined between different Series or Classes thereof as to investment objective, policies and restrictions, purchase price, payment obligations, distribution expenses, right of redemption, special and relative rights as to dividends and on liquidation, conversion rights, exchange rights, and conditions under which the several Series or Classes shall have separate voting rights, all of which are subject to the limitations set forth below. All references to Shares in this Declaration shall be deemed to be Shares of any or all Series or Classes as the context may require.

(b)	As to any Series and Classes herein established and designated and any further division of Shares of the Trust into additional Series or Classes, the following provisions shall be applicable:

(i)
The number of authorized Shares and the number of Shares of each Series or Class thereof that may be issued shall be unlimited.  The Trustees may classify or reclassify any unissued Shares or any Shares previously issued and reacquired of any Series or Class into one or more Series or one or more Classes that may be established and designated from time to time.  The Trustees may hold as treasury shares (of the same or some other Series or Class), reissue for such consideration and on such terms as they may determine, or cancel any Shares of any Series or Class reacquired by the Trust at their discretion from time to time.

(ii)
All consideration received by the Trust for the issue or sale of Shares of a particular Series or Class thereof, together with all assets in which such consideration is invested or reinvested, all income, earnings, profits, and proceeds thereof, including any proceeds derived  from the sale, exchange or liquidation of such assets, and any funds or payments derived from any reinvestment of such proceeds in whatever form the same may be, shall irrevocably belong to that Series for all purposes, subject only to the rights of creditors of such Series and except as may otherwise be required by applicable tax laws, and shall be so recorded upon the books of account of the Trust.  In the event that there are any assets, income, earnings, profits, and proceeds thereof, funds, or payments which are not readily identifiable as belonging to any particular Series, the Trustees shall allocate them among any one or more of the Series established and designated from time to time in such manner and on such basis as they, in their sole discretion, deem fair and equitable.  Each such allocation by the Trustees shall be conclusive and binding upon the Shareholders of all Series for all purposes.  No holder of Shares of any Series shall have any claim on or right to any assets allocated or belonging to any other Series.

(iii)
The assets belonging to each particular Series shall be charged with the liabilities of the Trust in respect of that Series or the appropriate Class or Classes thereof and all expenses, costs, charges and reserves attributable to that Series or Class or Classes thereof, and any general liabilities, expenses, costs, charges or reserves of the Trust which are not readily identifiable as belonging to any particular Series shall be allocated and charged by the Trustees to and among any one or more of the Series established and designated from time to time in such manner and on such basis as the Trustees in their sole discretion deem fair and equitable.  Each allocation of liabilities, expenses, costs, charges and reserves by the Trustees shall be conclusive and binding upon the Shareholders of all Series and Classes for all purposes.  The Trustees shall have full discretion, to the extent not inconsistent with the 1940 Act, to determine which items are capital; and each such determination and allocation shall be conclusive and binding upon the Shareholders.  The assets of a particular Series of the Trust shall under no circumstances be charged with liabilities attributable to any other Series or Class thereof of the Trust.  All persons extending credit to, or contracting with or having any claim against a particular Series or Class of the Trust shall look only to the assets of that particular Series for payment of such credit, contract or claim.

(iv)
The power of the Trustees to pay dividends and make distributions shall be governed by Section 7.2 of this Declaration.  With respect to any Series or Class, dividends and distributions on Shares of a particular Series or Class may be paid with such frequency as the Trustees may determine, which may be daily or otherwise, pursuant to a standing resolution or resolutions adopted only once or with such frequency as the Trustees may determine, to the holders of Shares of that Series or Class, from such of the income and capital gains, accrued or realized, from the assets belonging to that Series, as the Trustees may determine, after providing for actual and accrued liabilities belonging to that Series or Class. All dividends and distributions on Shares of a particular Series or Class shall be distributed pro rata to the Shareholders of that Series or Class in proportion to the number of Shares of that Series or Class held by such Shareholders at the time of record established for the payment of such dividends or distribution.

(v)
Each Share of a Series of the Trust or Class thereof shall represent a beneficial interest in the net assets of such Series.  Each holder of Shares of a Series or Class thereof shall be entitled to receive his pro rata share of distributions of income and capital gains made with respect to such Series or Class thereof net of expenses.  Upon redemption of his Shares or indemnification for liabilities incurred by reason of his being or having been a Shareholder of a Series or Class thereof, such Shareholder shall be paid solely out of the funds and property of such Series of the Trust.  Upon liquidation or termination of a Series or Class thereof of the Trust, Shareholders of such Series or Class thereof shall be entitled to receive a pro rata share of the net assets of such Series.  A Shareholder of a particular Series of the Trust shall not be entitled to participate in a derivative or class action on behalf of any other Series or the Shareholders of any other Series of the Trust.

(vi)
On each matter submitted to a vote of Shareholders, all Shares of all Series and Classes shall vote as a single class; provided, however, that (1) as to any matter with respect to which a separate vote of any Series or Class is required by the 1940 Act or is required by attributes applicable to any Series or Class or is required by any Rule 12b-1 plan, such requirements as to a separate vote by that Series or Class shall apply, (2) to the extent that a matter referred to in clause (1) above, affects more than one Class or Series and the interests of each such Class or Series in the matter are identical, then, subject to clause (3) below, the Shares of all such affected Classes or Series shall vote as a single Class; (3) as to any matter which does not affect the interests of a particular Series or Class, only the holders of Shares of the one or more affected Series or Classes shall be entitled to vote; and (4) the provisions of the following sentence shall  apply.  On any matter that pertains to any particular Class of a particular Series or to any Class expenses with respect to any Series which matter may be submitted to a vote of Shareholders, only Shares of the affected Class or that Series, as the case may be, shall be entitled to vote except that:  (i) to the extent said matter affects  Shares of another Class or Series, such other Shares shall also be entitled to vote, and in such cases Shares of the affected Class, as the case may be, of such Series shall be voted in the aggregate together with such other Shares; and (ii) to the extent that said matter does not affect Shares of a particular Class of such Series, said Shares shall not be entitled to vote (except where otherwise required by law or permitted by the Trustees acting in their sole discretion) even though the matter is submitted to a vote of the Shareholders of any other Class or Series.

(vii)
Except as otherwise provided in this Article V, the Trustees shall have the power to determine the designations, preferences, privileges, payment obligations, limitations and rights, including voting and dividend rights, of each Class and Series of Shares.  Subject to compliance with the requirements of the 1940 Act, the Trustees shall have the authority to provide that the holders of Shares of any Series or Class shall have the right to convert or exchange said Shares into Shares of one or more Series or Classes of Shares in accordance with such requirements, conditions and procedures as may be established by the Trustees.

(viii)
At any time that there are no Shares outstanding of any particular Series or Class previously established and designated, the Trustees may abolish that Series or Class and the establishment and designation thereof.

SECTION 5.12 ASSENT TO DECLARATION OF TRUST.  Every Shareholder, by virtue of having become a Shareholder, shall be held to have expressly assented and agreed to the terms hereof and to have become a party hereto.

SECTION 5.13 DERIVATIVE CLAIMS.  No Shareholder shall have the right to bring or maintain any court action, proceeding or claim on behalf of the Trust or any Series without first making demand on the Trustees requesting the Trustees to bring or maintain such action, proceeding or claim. Such demand shall be excused only when the plaintiff makes a specific showing that irreparable injury to the Trust or series would otherwise result. Such demand shall be mailed to the Secretary of the Trust at the Trust's principal office and shall set forth in reasonable detail the nature of the proposed court action, proceeding or claim and the essential facts relied upon by the Shareholder to support the allegations made in the demand. The Trustees shall consider such demand within 45 days of its receipt by the Trust. In their sole discretion, the Trustees may submit the matter to a vote of Shareholders of the Trust or Series, as appropriate. Any decision by the Trustees to bring, maintain or settle (or not to bring, maintain or settle) such court action, proceeding or claim, or to submit the matter to a vote of Shareholders, shall be made by the Trustees in their business judgment and shall be binding upon the Shareholders. Any decision by the Trustees to bring or maintain a court action, proceeding or suit on behalf of the Trust or a series shall be subject to the right of the Shareholders under Article V, Section 5.2 hereof to vote on whether or not such court action, proceeding or suit should or should not be brought or maintained.

ARTICLE VI

REDEMPTION AND REPURCHASE OF SHARES

SECTION 6.1 REDEMPTION OF SHARES.

(a)
All Shares of the Trust shall be redeemable, at the redemption price determined in the manner set out in this Declaration.  Redeemed or repurchased Shares may be resold by the Trust.  The Trust may require any Shareholder to pay a sales charge to the Trust, the underwriter, or any other person designated by the Trustees upon redemption or repurchase of Shares in such amount and upon such conditions as shall be determined from time to time by the Trustees.

(b)
The Trust shall redeem the Shares of the Trust or any Series or Class thereof at the price determined as hereinafter set forth, upon the appropriately verified written application of the record holder thereof (or upon such other form of request as the Trustees may determine) at such office or agency as may be designated from time to time for that purpose by the Trustees.  The Trustees may from time to time specify additional conditions, not inconsistent with the 1940 Act, regarding the redemption of Shares in the Trust's then effective Prospectus.

SECTION 6.2 PRICE.  Shares shall be redeemed at a price based on their net asset value determined as set forth in Section 7.1 hereof as of such time as the Trustees shall have theretofore prescribed by resolution. In the absence of such resolution, the redemption price of Shares deposited shall be based on the net asset value of such Shares next determined as set forth in Section 7.1 hereof after receipt of such application.  The amount of any contingent deferred sales charge or redemption fee payable upon redemption of Shares may be deducted from the proceeds of such redemption.

SECTION 6.3 PAYMENT.  Payment of the redemption price of Shares of the Trust or any Series or Class thereof shall be made in cash or in property to the Shareholder at such time and in the manner, not inconsistent with the 1940 Act or other applicable laws, as may be specified from time to time in the Trust's then effective Prospectus(es), subject to the provisions of Section 6.4 hereof. Notwithstanding the foregoing, the Trustees may withhold from such redemption proceeds any amount arising (i) from a liability of the redeeming Shareholder to the Trust or (ii) in connection with any Federal or state tax withholding requirements.

SECTION 6.4 EFFECT OF SUSPENSION OF DETERMINATION OF NET ASSET VALUE.  If, pursuant to Section 6.9 hereof, the Trustees shall declare a suspension of the determination of net asset value with respect to Shares of the Trust or of any Series or Class thereof, the rights of Shareholders (including those who shall have applied for redemption pursuant to Section 6.1 hereof but who shall not yet have received payment) to have Shares redeemed and paid for by the Trust or a Series or Class thereof shall be suspended until the termination of such suspension is declared. Any record holder who shall have his redemption right so suspended may, during the period of such suspension, by appropriate written notice of revocation at the office or agency where application was made, revoke any application for redemption not honored and withdraw any Share certificates on deposit.  The redemption price of Shares for which redemption applications have not been revoked shall be based on the net asset value of such Shares next determined as set forth in Section 7.1 after the termination of such suspension, and payment shall be made within seven (7) days after the date upon which the application was made plus the period after such application during which the determination of net asset value was suspended.

SECTION 6.5 REPURCHASE BY AGREEMENT.  The Trust may repurchase Shares directly, or through the Distributor or another agent designated for the purpose, by agreement with the owner thereof at a price not exceeding the net asset value per share determined as of the time when the purchase or contract of purchase is made or the net asset value as of any time which may be later determined pursuant to Section 7.1 hereof, provided payment is not made for the Shares prior to the time as of which such net asset value is determined.

SECTION 6.6 REDEMPTION OF SHAREHOLDER'S INTEREST.  The Trustees, in their sole discretion, may cause the Trust to redeem all of the Shares of one or more Series or Class thereof held by any Shareholder if the value of such Shares held by such Shareholder is less than the minimum amount established from time to time by the Trustees, or, to the extent consistent with the 1940 Act, the Trustees determine that redemption of a Shareholder's interest in the Trust or a Series is in the best interests of the applicable Series.

SECTION 6.7 REDEMPTION OF SHARES IN ORDER TO QUALIFY AS REGULATED INVESTMENT COMPANY; DISCLOSURE OF HOLDINGS.

(a)
If the Trustees shall, at any time and in good faith, be of the opinion that direct or indirect ownership of Shares or other securities of the Trust has or may become concentrated in any Person to an extent which would disqualify the Trust or any Series of the Trust as a regulated investment company under the Code, then the Trustees shall have the power by lot or other means deemed equitable by them (i) to call for redemption by any such Person a number, or principal amount, of Shares or other securities of the Trust or any Series of the Trust sufficient to maintain or bring the direct or indirect ownership of Shares or other securities of the Trust or any Series of the Trust into conformity with the requirements for such qualification and (ii) to refuse to transfer or issue Shares or other securities of the Trust or any Series of the Trust to any Person whose acquisition of the Shares or other securities of the Trust or any Series of the Trust in question would result in such disqualification.  The redemption shall be effected at the redemption price and in the manner provided in Section 6.1.

(b)
The holders of Shares or other securities of the Trust or any Series of the Trust shall upon demand disclose to the Trustees in writing such information with respect to direct and indirect ownership of Shares or other securities of the Trust or any Series of the Trust as the Trustees deem necessary to comply with the provisions of the Code or to comply with the requirements of any other taxing authority.

SECTION 6.8 REDUCTIONS IN NUMBER OF OUTSTANDING SHARES PURSUANT TO NETASSET VALUE FORMULA.  The Trust may also reduce the number of outstanding Shares of the Trust or of any Series of the Trust pursuant to the provisions of Section 7.3.

SECTION 6.9 SUSPENSION OF RIGHT OF REDEMPTION.  The Trust may declare a suspension of the right of redemption or postpone the date of payment or redemption for the whole or any part of any period (i) during which the New York Stock Exchange is closed other than customary weekend and holiday closings, (ii) during which trading on the New York Stock Exchange is restricted, (iii) during which an emergency exists as a result of which disposal by the Trust or a Series thereof of securities owned by it is not reasonably practicable or it is not reasonably practicable for the Trust or a Series thereof fairly to determine the value of its net assets, or (iv) during any other period when the Commission may for the protection of Shareholders of the Trust by order permit suspension of the right of redemption or postponement  of the date of payment or redemption; provided that applicable rules and regulations of the Commission shall govern as to whether the conditions prescribed in clauses (ii), (iii), or (iv) exist. Such suspension shall take effect at such time as the Trust shall specify but not later than the close of business on the business day next following the declaration of suspension, and thereafter there shall be no right of redemption or payment on redemption until the Trust shall declare the suspension at an end, except that the suspension shall terminate in any event on the first day on which said stock exchange shall have reopened or the period specified in (ii) or (iii) shall have expired (as to which in the absence of an official ruling by the Commission, the determination of the Trust shall be conclusive). In the case of a suspension of the right of redemption, a Shareholder may either withdraw his request for redemption or receive payment based on the net asset value existing after the termination of the suspension.

ARTICLE VII

DETERMINATION OF NET ASSET VALUE,
NET INCOME AND DISTRIBUTIONS

SECTION 7.1 NET ASSET VALUE.  The net asset value of each outstanding Share of the Trust or of each Series or Class thereof shall be determined on such days and at such time or times as the Trustees may determine. The value of the assets of the Trust or any Series thereof may be determined (i) by a pricing service which utilizes electronic pricing techniques based on general institutional trading, (ii) by appraisal of the securities owned by the Trust or any Series of the Trust, (iii) in certain cases, at amortized cost, or (iv) by such other method as shall be deemed to reflect the fair value thereof, determined in good faith by or under the direction of the Trustees.  From the total value of said assets, there shall be deducted all indebtedness, interest, taxes, payable or accrued, including estimated taxes on unrealized book profits, expenses and management charges accrued to the appraisal date, net income determined and declared as a distribution and all other items in the nature of liabilities which shall be deemed appropriate, as incurred by or allocated to the Trust or any Series or Class of the Trust. The resulting amount which shall represent the total net assets of the Trust or Series or Class thereof shall be divided by the number of Shares of the Trust or Series or Class thereof outstanding at the time and the quotient so obtained shall be deemed to be the net asset value of the Shares of the Trust or Series or Class thereof.  The net asset value of the Shares shall be determined at least once on each business day, as of the close of regular trading on the New York Stock Exchange or as of such other time or times as the Trustees shall determine.  The power and duty to make the daily calculations may be delegated by the Trustees to the Investment Adviser, the Administrator, the Custodian, the Transfer Agent or such other Person as the Trustees by resolution may determine. The Trustees may suspend the daily determination of net asset value to the extent permitted by the 1940 Act. It shall not be a violation of any provision of this Declaration if Shares are sold, redeemed or repurchased by the Trust at a price other than one based on net asset value if the net asset value is affected by one or more errors inadvertently made in the pricing of portfolio securities or in accruing income, expenses or liabilities.

SECTION 7.2 DISTRIBUTIONS TO SHAREHOLDERS.

(a)
The Trustees shall from time to time distribute ratably among the Shareholders of the Trust or of a Series or Class thereof such proportion of the net profits, surplus (including paid-in surplus), capital, or assets of the Trust or such Series held by the Trustees as they may deem proper.  Such distributions may be made in cash or property (including without limitation any type of obligations of the Trust or Series or Class or any assets thereof), and the Trustees may distribute ratably among the Shareholders of the Trust or Series or Class thereof additional Shares of the Trust or Series or Class thereof issuable hereunder in such manner, at such times, and on such terms as the Trustees may deem proper.  Such distributions may be among the Shareholders of the Trust or Series or Class thereof at the time of declaring a distribution or among the Shareholders of the Trust or Series or Class thereof at such other date or time or dates or times as the Trustees shall determine. The Trustees may in their discretion determine that, solely for the purposes of such distributions, Outstanding Shares shall exclude Shares for which orders have been placed subsequent to a specified time on the date the distribution is declared or on the next preceding day if the distribution is declared as of a day on which banks are not open for business, all as described in the then effective Prospectus under the Securities Act of 1933. The Trustees may always retain from the net profits such amount as they may deem necessary to pay the debts or expenses of the Trust or a Series or Class thereof or to meet obligations of the Trust or a Series or Class thereof, or as they may deem desirable to use in the conduct of its affairs or to retain for future requirements or extensions of the business.  The Trustees may adopt and offer to Shareholders such dividend reinvestment plans, cash dividend payout plans or related plans as the Trustees shall deem appropriate.  The Trustees may in their discretion determine that an account administration fee or other similar charge may be deducted directly from the income and other distributions paid on Shares to a Shareholder's account in each Series or Class.

(b)
Inasmuch as the computation of net income and gains for Federal income tax purposes may vary from the computation thereof on the books, the above provisions shall be interpreted to give the Trustees the power in their discretion to distribute for any fiscal year as ordinary dividends and as capital gains distributions, respectively, additional amounts sufficient to enable the Trust or a Series or Class thereof to avoid or reduce liability for taxes.

SECTION 7.3 DETERMINATION OF NET INCOME; CONSTANT NET ASSET VALUE; REDUCTION OF OUTSTANDING SHARES.  Subject to Section 5.11 hereof, the net income of the Series and Classes thereof of the Trust shall be determined in such manner as the Trustees shall provide by resolution.  Expenses of the Trust or of a Series or Class thereof, including the advisory or management fee, shall be accrued each day. Each Class shall bear only expenses relating to its Shares and an allocable share of Series expenses in accordance with such policies as may be established by the Trustees from time to time and as are not inconsistent with the provisions of this Declaration or of any applicable document filed by the Trust with the Commission or of the Code.  Such net income may be determined by or under the direction of the Trustees as of the close of regular trading on the New York Stock Exchange on each day on which such market is open or as of such other time or times as the Trustees shall determine, and, except as provided herein, all the net income of any Series or Class, as so determined, may be declared as a dividend on the Outstanding Shares of such Series or Class.  If, for any reason, the net income of any Series or Class determined at any time is a negative amount, or for any other reason, the Trustees shall have the power with respect to such Series or Class (i) to offset each Shareholder's pro rata share of such negative amount from the accrued dividend account of such Shareholder, or (ii) to reduce the number of Outstanding Shares of such Series or Class by reducing the number of Shares in the account of such Shareholder by that number of full and fractional Shares which represents the amount of such excess negative net income, or (iii) to cause to be recorded on the books of the Trust an asset account in the amount of such negative net income, which account may be reduced by the amount, provided that the same shall thereupon become the property of the Trust with respect to such Series or Class and shall not be paid to any Shareholder, of dividends declared thereafter upon the Outstanding Shares of such Series or Class on the day such negative net income is experienced, until such asset account is reduced to zero.  The Trustees shall have full discretion to determine whether any cash or property received shall be treated as income or as principal and whether any item of expense shall be charged to the income or the principal account, and their determination made in good faith shall be conclusive upon the Shareholders.  In the case of stock dividends received, the Trustees shall have full discretion to determine, in the light of the particular circumstances, how much if any of the value thereof shall be treated as income, the balance, if any, to be treated as principal.

SECTION 7.4 POWER TO MODIFY FOREGOING PROCEDURES.  Notwithstanding any of the foregoing provisions of this Article VII, but subject to Section 5.11 hereof, the Trustees may prescribe, in their absolute discretion, such other bases and times for determining the per Share net asset value of the Shares of the Trust or a Series or Class thereof or net income of the Trust or a Series or Class thereof, or the declaration and payment of dividends and distributions as they may deem necessary or desirable.  Without limiting the generality of the foregoing, the Trustees may establish several Series or Classes of Shares in accordance with Section 5.11, and declare dividends thereon in accordance with Section 5.11(b)(iv).

ARTICLE VIII

DURATION; TERMINATION OF TRUST OR A SERIES OR CLASS;
AMENDMENT; MERGERS, ETC.

SECTION 8.1 DURATION.  The Trust shall continue without limitation of time but subject to the provisions of this Article VIII.

SECTION 8.2 TERMINATION OF THE TRUST OR A SERIES OR A CLASS.

(a)
The Trust or any Series or Class thereof may be terminated by (i) the affirmative vote of the holders of not less than two-thirds of the Outstanding Shares entitled to vote and present in person or by proxy at any meeting of Shareholders of the Trust or the appropriate Series or Class thereof, (ii) by an instrument or instruments in writing without a meeting, consented to by the holders of two-thirds of the Outstanding Shares of the Trust or a Series or Class thereof; provided, however, that, if such termination as described in clauses (i) and (ii) is recommended by the Trustees, the vote or written consent of the holders of a majority of the Outstanding Shares of the Trust or a Series or Class thereof  entitled to vote shall be sufficient authorization, or (iii) written notice to Shareholders stating that a majority of the Trustees has determined that the continuation of the Trust or a Series or a Class thereof is not in the best interest of such Series or a Class, the Trust or their respective shareholders.  In making such determination, the Trustees may rely on factors including but not limited to the inability of a Series or Class or the Trust to maintain its assets at an appropriate size, changes in laws or regulations governing the Series or Class or the Trust or affecting assets of the type in which such Series or Class or the Trust invests or economic developments or trends having a significant adverse impact on the business or operations of such Series or Class or the Trust. Upon the termination of the Trust or the Series or Class,

(i)	The Trust, Series or Class shall carry on no business except for the purpose of winding up its affairs.

(ii)
The Trustees shall proceed to wind up the affairs of the Trust, Series or Class and all of the powers of the Trustees under this Declaration shall continue until the affairs of the Trust, Series or Class shall have been wound up, including the power to fulfill or discharge the contracts of the Trust, Series or Class, collect its assets, sell, convey, assign, exchange, transfer or otherwise dispose of all or any part of the remaining Trust Property or Trust Property of such Series or Class, as applicable, to one or more persons at public or private sale for consideration which may consist in whole or in part of cash, securities or other property of any kind, discharge or pay its liabilities, and do all other acts appropriate to liquidate its business; provided that any sale, conveyance, assignment, exchange, transfer or other disposition of all or substantially all the Trust Property or Trust Property of such Series or Class, as applicable, that requires Shareholder approval in accordance with Section 8.4 hereof shall receive the approval so required.

(iii)
After paying or adequately providing for the payment of all liabilities, and upon receipt of such releases, indemnities and refunding agreements as they deem necessary for their protection, the Trustees may distribute the remaining Trust Property or the remaining Trust Property of the terminated Series or Class, as applicable, in cash or in kind or partly each, among the Shareholders of the Trust or the Series or Class according to their respective rights.

(b)
After termination of the Trust, Series or Class and distribution to the Shareholders as herein provided, the Trustees shall thereupon be discharged from all further liabilities and duties with respect to the Trust or the terminated Series or Class, and the rights and interests of all Shareholders of the Trust or the terminated Series or Class shall thereupon cease. Following the termination of the Trust, the Trustees shall lodge among the records of the Trust and file with the Office of the Secretary of The Commonwealth of Massachusetts and in such other places as may be required under the laws of Massachusetts an instrument in writing setting forth the fact of such termination.

SECTION 8.3 AMENDMENT PROCEDURE.

(a)
This Declaration may be amended by a vote of the holders of a majority of the Shares outstanding and entitled to vote or by any instrument in writing, without a meeting, signed by a majority of the Trustees and consented to by the holders of a majority of the Shares outstanding and entitled to vote.

(b)
This Declaration may be amended by a vote of a majority of Trustees, without approval or consent of the Shareholders, except that no amendment can be made by the Trustees to impair any voting or other rights of shareholders prescribed by Federal or state law. Without limiting the foregoing, the Trustees may amend this Declaration without the approval or consent of Shareholders (i) to change the name of the Trust or any Series, (ii) to add to their duties or obligations or surrender any rights or powers granted to them herein; (iii) to cure any ambiguity, to correct or supplement any provision  herein which may be inconsistent with any other provision herein or to make any other provisions with respect to matters or questions arising under this Declaration which will not be inconsistent with the provisions of this Declaration; and (iv) to eliminate or modify any provision of this Declaration which (a) incorporates, memorializes or sets forth an existing requirement imposed by or under any Federal or state statute or any rule, regulation or interpretation thereof or thereunder or (b) any rule, regulation, interpretation or guideline of any Federal or state agency, now or hereafter in effect, including without limitation, requirements set forth in the 1940 Act and the rules and regulations thereunder (and interpretations thereof), to the extent any change in applicable law liberalizes, eliminates or modifies any such requirements, but the Trustees shall not be liable for failure to do so.

(c)
The Trustees may also amend this Declaration without the approval or consent of Shareholders if they deem it necessary to conform this Declaration to the requirements of applicable Federal or state laws or regulations or the requirements of the regulated investment company provisions of the Code, or if requested or required to do so by any Federal agency or by a state Blue Sky commissioner or similar official, but the Trustees shall not be liable for failing so to do.

(d)
Nothing contained in this Declaration shall permit the amendment of this Declaration to impair the exemption from personal liability of the Shareholders, Trustees, officers, employees and agents of the Trust or to permit assessments upon Shareholders.

(e)
A certificate signed by an officer of the Trust setting forth an amendment and reciting that it was duly adopted by the Trustees or by the Shareholders as aforesaid or a copy of the Declaration, as amended, and executed by a majority of the Trustees, shall be conclusive evidence of such amendment when lodged among the records of the Trust.

SECTION 8.4 MERGER, CONSOLIDATION AND SALE OF ASSETS.  The Trust or any Series may merge or consolidate into any other corporation, association, trust or other organization or may sell, lease or exchange all or substantially all of the Trust Property or Trust Property allocated or belonging to such Series, including its good will, upon such terms and conditions and for such consideration: (a) when and as authorized at any meeting of Shareholders called for the purpose by the affirmative vote of the holders of two-thirds of the Shares of the Trust or such Series outstanding and entitled to vote and present in person or by proxy at a meeting of Shareholders, or by an instrument or instruments in writing without a meeting, consented to by the holders of two-thirds of the Shares of the Trust or such Series; provided, however, that, if such merger, consolidation, sale, lease or exchange is recommended by the Trustees, the vote or written consent of the holders of a majority of the Outstanding Shares of the Trust or such Series entitled to vote shall be sufficient authorization; or (b) if deemed appropriate by a majority of the Trustees, including a majority of the independent Trustees, without action or approval of the Shareholders, to the extent consistent with applicable laws and regulations; and any such merger, consolidation, sale, lease or exchange shall be deemed for all purposes to have been accomplished under and pursuant to Massachusetts law.

SECTION 8.5 INCORPORATION.  The Trustees may cause to be organized or assist in organizing a corporation or corporations under the laws of any jurisdiction or any other trust, partnership, association or other organization to take over all or any portion of the Trust Property or the Trust Property of one or more Series or to carry on any business in which the Trust shall directly or indirectly have any interest, and to sell, convey and transfer all or any portion of the Trust Property or the Trust Property of such Series, as applicable, to any such corporation, trust, association or organization in exchange for the shares or securities thereof or otherwise, and to lend money to, subscribe for the shares or securities of, and enter into any contracts with any such corporation, trust, partnership, association or organization, or any corporation, partnership, trust, association or organization in which the Trust or such Series holds or is about to acquire shares or any other interest.  The Trustees may also cause a merger or consolidation between the Trust or any successor thereto and any such corporation, trust, partnership, association or other organization if and to the extent permitted by law, as provided under the law then in effect.  Nothing contained herein shall be construed as requiring approval of Shareholders for the Trustees to organize or assist in organizing one or more corporations, trusts, partnerships, associations or other organizations and selling, conveying or transferring all or a portion of the Trust Property or the Trust Property of such Series, as applicable, to such organization or entities.

ARTICLE IX

REPORTS TO SHAREHOLDERS

The Trustees shall at least semi-annually submit to the Shareholders of each Series a written financial report of the transactions of the Trust and Series thereof, including financial statements which shall at least annually be certified by independent public accountants.

ARTICLE X

MISCELLANEOUS

SECTION 10.1 EXECUTION AND FILING.  This Declaration and any amendment hereto shall be filed in the office of the Secretary of The Commonwealth of Massachusetts and in such other places as may be required under the laws of Massachusetts, and may also be filed or recorded in such other places as the Trustees deem appropriate.  Each amendment so filed shall be accompanied by a certificate signed and acknowledged by a Trustee stating that such action was duly taken in a manner provided herein, and unless such amendment or such certificate sets forth some later time for the effectiveness of such amendment, such amendment shall be effective upon its execution.  A restated Declaration, integrating into a single instrument all of the provisions of the Declaration which are then in effect and operative, may be executed from time to time by a majority of the Trustees and filed with the Secretary of The Commonwealth of Massachusetts and such other places as may be required under the laws of Massachusetts, and may also be filed in such other places as the Trustees deem appropriate.  A restated Declaration shall, upon execution, be conclusive evidence of all amendments contained therein and may thereafter be referred to in lieu of the original Declaration and the various amendments thereto.

SECTION 10.2 GOVERNING LAW.  This Declaration is executed by the Trustees and delivered in The Commonwealth of Massachusetts and with reference to the laws thereof, and the rights of all parties and the validity and construction of every provision hereof shall be subject to and construed according to the laws of said Commonwealth.

SECTION 10.3 COUNTERPARTS.  This Declaration may be simultaneously executed in several counterparts, each of which shall be deemed to be an original, and such counterparts, together, shall constitute one and the same instrument, which shall be sufficiently evidenced by any such original counterpart.

SECTION 10.4 RELIANCE BY THIRD PARTIES.  Any certificate executed by an individual who, according to the records of the Trust appears to be a Trustee hereunder, certifying (a) the number or identity of Trustees or Shareholders, (b) the due authorization of the execution of any instrument or writing, (c) the form of any vote passed at a meeting of Trustees or Shareholders, (d) the fact that the number of Trustees or Shareholders present at any meeting or executing any written instrument satisfies the requirements of this Declaration, (e) the form of any By-laws adopted by or the identity of any officers elected by the Trustees, or (f) the existence of any fact or facts which in any manner relate to the affairs of the Trust, shall be conclusive evidence as to the matters so certified in favor of any Person dealing with the Trustees and their successors.

SECTION 10.5 PROVISIONS IN CONFLICT WITH LAW OR REGULATIONS.

(a)
The provisions of this Declaration are severable, and if the Trustees shall determine, with the advice of counsel, that any of such provisions is in conflict with the 1940 Act, the regulated investment company provisions of the Code or with other applicable laws and regulations, the conflicting provision shall be deemed never to have constituted a part of this Declaration; provided, however, that such determination shall not affect any of the remaining provisions of this Declaration or render invalid or improper any action taken or omitted prior to such determination.

(b)
If any provision of this Declaration shall be held invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall attach only to such provision in such jurisdiction and shall not in any manner affect such provision in any other jurisdiction or any other provision of this Declaration in any jurisdiction.

IN WITNESS WHEREOF, the undersigned have executed this instrument as of the _____ day of ______________, 2017.

Name and Location of Trust:	JNL Series Trust 1 Corporate Way Lansing, Michigan 48951
The name and address of the Trustee:	______________________________
William J. Crowley, Jr. Chairman of the Board of the JNL Series Trust 1 Corporate Way Lansing, Michigan 48951

Registered Agent:	Corporation Service Company 84 State Street, 6th Floor Boston, Massachusetts 02109-2230

Exhibit F

Amended and Restated
Declaration Of Trust

Of

JNL Investors Series Trust

______________________

1 Corporate Way
Lansing, MI 48951
_______________________

Table Of Contents

Page
ARTICLE I	NAME AND DEFINITIONS
Section 1.1	Name
Section 1.2	Definitions

ARTICLE II	TRUSTEES
Section 2.1	General Powers
Section 2.2	Investments
Section 2.3	Legal Title
Section 2.4	Issuance and Repurchase of Shares
Section 2.5	Delegation; Committees
Section 2.6	Collection and Payment
Section 2.7	Expenses
Section 2.8	Manner of Acting; By-laws
Section 2.9	Miscellaneous Powers
Section 2.10	Principal Transactions
Section 2.11	Litigation
Section 2.12	Number of Trustees
Section 2.13	Election and Term
Section 2.14	Resignation and Removal
Section 2.15	Vacancies
Section 2.16	Delegation of Power to Other Trustees

ARTICLE III	CONTRACTS
Section 3.1	Distribution Contract
Section 3.2	Advisory or Management Contract
Section 3.3	Administration Agreement
Section 3.4	Service Agreement
Section 3.5	Transfer Agent
Section 3.6	Custodian
Section 3.7	Affiliations of Trustees or Officers, Etc.
Section 3.8	Compliance with 1940 Act

ARTICLE IV	LIMITATIONS OF LIABILITY OF SHAREHOLDERS
Section 4.1	No Personal Liability of Shareholders, Trustees, Etc.
Section 4.2	Non-Liability of Trustees, Etc.
Section 4.3	Mandatory Indemnification
Section 4.4	No Bond Required of Trustees
Section 4.5	No Duty of Investigation; Notice in Trust Instruments, Etc.
Section 4.6	Reliance on Experts, Etc.

ARTICLE V	SHARES OF BENEFICIAL INTEREST
Section 5.1	Beneficial Interest
Section 5.2	Rights of Shareholders
Section 5.3	Trust Only
Section 5.4	Issuance of Shares
Section 5.5	Register of Shares
Section 5.6	Transfer of Shares
Section 5.7	Notices
Section 5.8	Treasury Shares
Section 5.9	Voting Powers
Section 5.10	Meetings of Shareholders
Section 5.11	Series or Class Designation
Section 5.12	Assent to Declaration of Trust

ARTICLE VI	REDEMPTION AND REPURCHASE OF SHARES
Section 6.1	Redemption of Shares
Section 6.2	Price
Section 6.3	Payment
Section 6.4	Effect of Suspension of Determination of Net Asset Value
Section 6.5	Repurchase by Agreement
Section 6.6	Redemption of Shareholder's Interest
Section 6.7	Redemption of Shares in Order to Qualify as Regulated Investment Company; Disclosure of Holdings
Section 6.8	Reductions in Number of Outstanding Shares Pursuant to Net Asset Value Formula
Section 6.9	Suspension of Right of Redemption

ARTICLE VII	DETERMINATION OF NET ASSET VALUE
Section 7.1	Net Asset Value
Section 7.2	Distributions to Shareholders
Section 7.3	Determination of Net Income; Constant Net Asset Value; Reduction of Outstanding Shares
Section 7.4	Power to Modify Foregoing Procedures

ARTICLE VIII	DURATION; TERMINATION OF TRUST OR A SERIES OR CLASS
Section 8.1	Duration
Section 8.2	Termination of the Trust or a Series or a Class
Section 8.3	Amendment Procedure
Section 8.4	Merger, Consolidation and Sale of Assets
Section 8.5	Incorporation

ARTICLE IX	REPORTS TO SHAREHOLDERS

ARTICLE X	MISCELLANEOUS
Section 10.1	Execution and Filing
Section 10.2	Governing Law
Section 10.3	Counterparts
Section 10.4	Reliance by Third Parties
Section 10.5	Provisions in Conflict with Law or Regulations

Amended and Restated
Declaration of Trust
of
JNL Investors Series Trust ("Trust")

Dated September 25, 2017

DECLARATION OF TRUST adopted at Boston, Massachusetts on the 1st day of June, 1994 and subsequently amended and restated on September 25, 2017 by the Trustees whose signatures are affixed hereto and the holders of shares of beneficial interest issued hereunder and to be issued hereunder as hereinafter provided;

WITNESSETH that

WHEREAS, the Trustees establish this Trust for the investment and reinvestment of funds contributed thereto;

WHEREAS, the Trust is authorized to issue shares of beneficial interest in accordance with the provisions hereinafter set forth; and

WHEREAS, the Trustees have agreed to manage all money and property coming into their hands as trustees of a Massachusetts voluntary association with transferable shares in accordance with the provisions hereinafter set forth;

NOW, THEREFORE, the Trustees hereby declare that they will hold all cash, securities and other assets, which they may from time to time acquire in any manner as Trustees hereunder, IN TRUST to manage and dispose of the same upon the following terms and conditions for the benefit of the holders from time to time of shares in this Trust as hereinafter set forth.

ARTICLE I

NAME AND DEFINITIONS

SECTION 1.1 NAME.  The name of the trust created hereby is "JNL Investors Series Trust" and the Trustees shall administer the business of the Trust under that name or any other name as they may from time to time determine.

SECTION 1.2 DEFINITIONS.  Wherever they are used herein, the following terms have the following respective meanings:

(a)	"ADMINISTRATOR" means the party, other than the Trust, to the contract described in Section 3.3 hereof.

(b)	"BY-LAWS" means the By-laws of the Trust referred to in Section 2.8 hereof, as amended from time to time.

(c)	"CLASS" means any division of Shares within a Series as may be established and designated from time to time by the Trustees pursuant to Article V hereof.

(d)	"CODE" means the Internal Revenue Code of 1986, as amended.

(e)
The terms "COMMISSION" and "INTERESTED PERSON" have the meanings given them in the 1940 Act. Except as such term may be otherwise defined by the Trustees in conjunction with the establishment of any Series, the term "VOTE OF A MAJORITY OF THE OUTSTANDING SHARES ENTITLED TO VOTE" shall have the same meaning as is assigned to the term "VOTE OF A MAJORITY OF THE OUTSTANDING VOTING SECURITIES" in the 1940 Act.

(f)
"CUSTODIAN" means any Person other than the Trust who has custody of any Trust Property as required by Section 17(f) of the 1940 Act, but does not include a system for the central handling of securities described in said Section 17(f).

(g)
"DECLARATION" means this Declaration of Trust as amended from time to time.  References in this Declaration of Trust to "Declaration," "hereof," "herein," and "hereunder" shall be deemed to refer to this Declaration rather than exclusively to the article or section in which such words appear.

(h)	"DISTRIBUTOR" means the party, other than the Trust, to the contract described in Section 3.1 hereof.

(i)	"FUND" or "FUNDS" individually or collectively, means the separate Series of the Trust, together with the assets and liabilities assigned thereto.

(j)
"FUNDAMENTAL RESTRICTIONS" means the investment restrictions set forth in the Prospectus and Statement of Additional Information for any Series and designated as fundamental restrictions therein with respect to such Series.

(k)	"HIS" shall include the feminine and neuter, as well as the masculine, genders.

(l)	"INVESTMENT ADVISER" means the party, other than the Trust, to the contract described in Section 3.2 hereof.

(m)	The "1940 ACT" means the Investment Company Act of 1940, as amended from time to time.

(n)	"NON-INTERESTED TRUSTEE" has the meaning set forth in Section 4.3 hereof.

(o)
"PERSON" means and includes individuals, corporations, partnerships, trusts, associations, joint ventures and other entities, whether or not legal entities, and governments and agencies and political subdivisions thereof.

(p)
"PROSPECTUS" means the Prospectuses (including any Summary Prospectus, as defined by Rule 498 under the Securities Act of 1933, as amended) and Statements of Additional Information included in the Registration Statement of the Trust under the Securities Act of 1933, as amended, as such Prospectuses and Statements of Additional Information may be amended or supplemented and filed with the Commission from time to time.

(q)
"SERIES" individually or collectively  means the separately managed component(s) of the Trust (or, if the Trust shall have only one such component, then that one) as may be established and designated from time to time by the Trustees pursuant to Article V hereof.

(r)	"SHAREHOLDER" means a record owner of Outstanding Shares.

(s)
"SHARES" means the equal proportionate units of interest into which the beneficial interest in the Trust shall be divided from time to time, including the Shares of any and all Series or of any Class within any Series (as the context may require) which may be established by the Trustees, and includes fractions of Shares as well as whole Shares.  "OUTSTANDING SHARES" means those Shares shown from time to time on the books of the Trust or its Transfer Agent as then issued and outstanding, but shall not include Shares which have been redeemed or repurchased by the Trust and which are at the time held in the treasury of the Trust.

(t)
"TRANSFER AGENT" means any Person other than the Trust who maintains the Shareholder records of the Trust, such as the list of Shareholders, the Number of Shares credited to each account, and the like.

(u)	"TRUST" means JNL Investors Series Trust.

(v)
"TRUSTEES" means the persons who have signed this Declaration, so long as they shall continue in office in accordance with the terms hereof, and all other persons who now serve or may from time to time be duly elected, qualified and serving as Trustees in accordance with the provisions of Article II hereof, and reference herein to a Trustee or the Trustees shall refer to such person or persons in this capacity or their capacities as trustees hereunder.

(w)
"TRUST PROPERTY" means any and all property, real or personal, tangible or intangible, which is owned or held by or for the account of the Trust or the Trustees, including but not limited to any and all assets allocated or belonging to any Series or Class thereof, as the context may require.

ARTICLE II

TRUSTEES

SECTION 2.1 GENERAL POWERS.  The Trustees shall have exclusive and absolute control over the Trust Property and over the business of the Trust to the same extent as if the Trustees were the sole owners of the Trust Property and business in their own right, but with such powers of delegation as may be permitted by this Declaration.  The Trustees shall have power to conduct the business of the Trust and carry on its operations in any and all of its branches and maintain offices both within and without The Commonwealth of Massachusetts, in any and all states of the United States of America, in the District of Columbia, and in any and all commonwealths, territories, dependencies, colonies, possessions, agencies or instrumentalities of the United States of America and of foreign governments, and to do all such other things and execute all such instruments as they deem necessary, proper or desirable in order to promote the interests of the Trust although such things are not herein specifically mentioned. Any determination as to what is in the interests of the Trust made by the Trustees in good faith shall be conclusive.  In construing the provisions of this Declaration, the presumption shall be in favor of a grant of power to the Trustees.

The enumeration of any specific power herein shall not be construed as limiting the aforesaid powers.  Such powers of the Trustees may be exercised without order of or resort to any court.

SECTION 2.2 INVESTMENTS.  The Trustees shall have the power:

(a)	To operate as and carry on the business of an investment company, and exercise all the powers necessary and appropriate to the conduct of such operations.

(b)
To invest in, hold for investment, or reinvest in, cash; securities, including common, preferred and preference stocks; warrants; subscription rights; profit-sharing interests or participations and all other contracts for or evidence of equity interests; bonds, debentures, bills, time notes and all other evidences of indebtedness; negotiable or non-negotiable instruments; government securities, including securities of any state, municipality or other political subdivision thereof, or any governmental or quasi-governmental agency or instrumentality; and money market instruments including bank certificates of deposit, finance paper, commercial paper, bankers' acceptances and all kinds of repurchase agreements, of any corporation, company, trust, association, firm or other business organization however established, and of any country, state, municipality or other political subdivision, or any governmental or quasi-governmental agency or instrumentality; any other security, instrument or contract and the Trustees shall be deemed to have the foregoing powers with respect to any additional securities in which the Trust may invest should the Fundamental Restrictions be amended.

(c)
To acquire (by purchase, subscription or otherwise), to hold, to trade in and deal in, to acquire any rights or options to purchase or sell, to sell or otherwise dispose of, to lend and to pledge any such securities, to enter into repurchase agreements, reverse repurchase agreements, firm commitment agreements, forward foreign currency exchange contracts, interest rate, mortgage, total return, credit default, currency or other swaps, and interest rate caps, floors and collars, to purchase and sell options on securities, indices, currency, swaps or other financial assets, futures contracts and options on futures contracts of all descriptions and to engage in all types of hedging, risk management or income enhancement transactions.

(d)
To exercise all rights, powers and privileges of ownership or interest in all securities and repurchase agreements included in the Trust Property, including the right to vote thereon and otherwise act with respect thereto and to do all acts for the preservation, protection, improvement and enhancement in value of all such securities and repurchase agreements.

(e)
To acquire (by purchase, lease or otherwise) and to hold, use, maintain, develop and dispose of (by sale or otherwise) any property, real or personal, including cash or foreign currency, and any interest therein.

(f)
To borrow money and in this connection issue notes or other evidence of indebtedness; to secure borrowings by mortgaging, pledging or otherwise subjecting as security the Trust Property; and to endorse, guarantee, or undertake the performance of any obligation or engagement of any other Person and to lend Trust Property.

(g)
To aid by further investment any corporation, company, trust, association or firm, any obligation of or interest in which is included in the Trust Property or in the affairs of which the Trustees have any direct or indirect interest; to do all acts and things designed to protect, preserve, improve or enhance the value of such obligation or interest; and to guarantee or become surety on any or all of the contracts, stocks, bonds, notes, debentures and other obligations of any such corporation, company, trust, association or firm.

(h)
To enter into a plan of distribution and any related agreements, to the extent required by the rules under the 1940 Act, whereby the Trust may finance directly or indirectly any activity which is primarily intended to result in the distribution and/or servicing of Shares.

(i)	To adopt on behalf of the Trust or any Series thereof an alternative purchase plan providing for the issuance of multiple Classes of Shares (as authorized herein at Section 5.11).

(j)
In general to carry on any other business in connection with or incidental to any of the foregoing powers, to do everything necessary, suitable or proper for the accomplishment of any purpose or the attainment of any object or the furtherance of any power hereinbefore set forth, either alone or in association with others, and to do every other act or thing incidental or appurtenant to or arising out of or connected with the aforesaid business or purposes, objects or powers.

The foregoing clauses shall be construed both as objects and powers, and the foregoing enumeration of specific powers shall not be held to limit or restrict in any manner the general powers of the Trustees.

Notwithstanding any other provision herein, the Trustees shall have full power in their discretion as contemplated in Section 8.5, without any requirement of approval by Shareholders, to invest part or all of the Trust Property (or part or all of the assets of any Series), or to dispose of part or all of the Trust Property (or part or all of the assets of any Series) and invest the proceeds of such disposition, in securities issued by one or more other investment companies registered under the 1940 Act.  Any such other investment company may (but need not) be a trust (formed under the laws of any state) which is classified as a partnership or corporation for federal income tax purposes.

The Trustees shall not be limited to investing in obligations maturing before the possible termination of the Trust, nor shall the Trustees be limited by any law limiting the investments which may be made by fiduciaries.

SECTION 2.3 LEGAL TITLE.  Legal title to all the Trust Property shall be vested in the Trustees as joint tenants except that the Trustees shall have power to cause legal title to any Trust Property to be held by or in the name of one or more of the Trustees, or in the name of the Trust or any Series of the Trust, or in the name of any other Person as nominee, on such terms as the Trustees may determine, provided that the interest of the Trust therein is deemed appropriately protected. The right, title and interest of the Trustees in the Trust Property shall vest automatically in each Person who may hereafter become a Trustee.  Upon the termination of the term of office, resignation, removal or death of a Trustee he shall automatically cease to have any right, title or interest in any of the Trust Property, and the right, title and interest of such Trustee in the Trust Property shall vest automatically in the remaining Trustees.  Such vesting and cessation of title shall be effective whether or not conveyancing documents have been executed and delivered.

SECTION 2.4 ISSUANCE AND REPURCHASE OF SHARES.  The Trustees shall have the power to issue, sell, repurchase, redeem, retire, cancel, acquire, hold, resell, reissue, dispose of, transfer, and otherwise deal in Shares and, subject to the provisions set forth in Articles VI and VII and Section 5.11 hereof, to apply to any such repurchase, redemption, retirement, cancellation or acquisition of Shares any funds or property of the Trust or of the particular Series with respect to which such Shares are issued, whether capital or surplus or otherwise, to the full extent now or hereafter permitted by the laws of The Commonwealth of Massachusetts governing business corporations.

SECTION 2.5 DELEGATION; COMMITTEES.  The Trustees shall have power, consistent with their continuing exclusive authority over the management of the Trust and the Trust Property, to delegate from time to time to such of their number or to officers, employees or agents of the Trust the doing of such things and the execution of such instruments, either in the name of the Trust or any Series of the Trust or the names of the Trustees or otherwise as the Trustees may deem expedient, to the same extent as such delegation is permitted by the 1940 Act.

SECTION 2.6 COLLECTION AND PAYMENT.  The Trustees shall have power to collect all property due to the Trust; to pay all claims, including taxes, against the Trust Property; to prosecute, defend, compromise or abandon any claims relating to the Trust Property; to foreclose any security interest securing any obligations, by virtue of which any property is owed to the Trust; and to enter into releases, agreements and other instruments.

SECTION 2.7 EXPENSES.  The Trustees shall have the power to incur and pay any expenses which in the opinion of the Trustees and the officers of the Trust are necessary or incidental to carry out any of the purposes of this Declaration, and to pay reasonable compensation from the funds of the Trust to themselves as Trustees. The Trustees shall fix the compensation of all officers, employees and Trustees.

SECTION 2.8 MANNER OF ACTING; BY-LAWS.  Except as otherwise provided herein or in the By-laws, any action to be taken by the Trustees may be taken by a majority of the Trustees present at a meeting of Trustees, including any meeting held by means of a conference telephone circuit or similar communications equipment by means of which all persons participating in the meeting can hear each other, or by written consents of a majority of Trustees then in office. The Trustees may adopt By-laws not inconsistent with this Declaration to provide for the conduct of the business of the Trust and may amend or repeal such By-laws to the extent such power is not reserved to the Shareholders.

Notwithstanding the foregoing provisions of this Section 2.8 and in addition to such provisions or any other provision of this Declaration or of the By-laws, the Trustees may by resolution appoint a committee consisting of less than the whole number of Trustees then in office, which committee may be empowered to act for and bind the Trustees and the Trust, as if the acts of such committee were the acts of all the Trustees then in office, with respect to the institution, prosecution, dismissal, settlement, review or investigation of any action, suit or proceeding which shall be pending or threatened to be brought before any court, administrative agency or other adjudicatory body.

SECTION 2.9 MISCELLANEOUS POWERS.  The Trustees shall have the power to:

(a)	employ or contract with such Persons as the Trustees may deem desirable for the transaction of the business of the Trust or any Series thereof;
(b)	enter into joint ventures, partnerships and any other combinations or associations;
(c)
remove Trustees, fill vacancies in, add to or subtract from their number, elect and remove such officers and appoint and terminate such agents or employees as they consider appropriate, and appoint from their own number, and terminate, any one or more committees which may exercise some or all of the power and authority of the Trustees as the Trustees may determine;

(d)
purchase, and pay for out of Trust Property or the Trust Property of the appropriate Series of the Trust, as applicable, insurance policies insuring the Shareholders, Trustees, officers, employees, agents, investment advisers, administrators, distributors, selected dealers or independent contractors of the Trust against all claims arising by reason of holding any such position or by reason of any action taken or omitted by any such Person in such capacity, whether or not constituting negligence, or whether or not the Trust would have the power to indemnify such Person against such liability;

(e)	establish pension, profit-sharing, share purchase, and other retirement, incentive and benefit plans for any Trustees, officers, employees and agents of the Trust;
(f)
to the extent permitted by law, indemnify any person with whom the Trust or any Series thereof has dealings, including the Investment Adviser, Administrator, Distributor, Transfer Agent and selected dealers, to such extent as the Trustees shall determine;

(g)	guarantee indebtedness or contractual obligations of others;
(h)	determine and change the fiscal year and taxable year of the Trust or any Series thereof and the method by which its or their accounts shall be kept; and
(i)	adopt a seal for the Trust, but the absence of such seal shall not impair the validity of any instrument executed on behalf of the Trust.

SECTION 2.10 PRINCIPAL TRANSACTIONS.  Except for transactions not permitted by the 1940 Act or rules and regulations adopted, or orders issued, by the Commission thereunder, the Trustees may, on behalf of the Trust, buy any securities from or sell any securities to, or lend any assets of the Trust or any Series thereof to any Trustee or officer of the Trust or any firm of which any such Trustee or officer is a member acting as principal, or have any such dealings with the Investment Adviser, Distributor or Transfer Agent or with any Interested Person of such Person; and the Trust or a Series thereof may employ any such Person, or firm or company in which such Person is an Interested Person, as broker, legal counsel, registrar, transfer agent, dividend disbursing agent or custodian upon customary terms.

SECTION 2.11 LITIGATION.  The Trustees shall have the power to engage in and to prosecute, defend, compromise, abandon, or adjust by arbitration, or otherwise, any actions, suits, proceedings, disputes, claims, and demands relating to the Trust, and out of the assets of the Trust or any Series thereof to pay or to satisfy any debts, claims or expenses incurred in connection therewith, including those of litigation, and such power shall include without limitation the power of the Trustees or any appropriate committee thereof, in the exercise of their or its good faith business judgment, to dismiss any action, suit, proceeding, dispute, claim, or demand, derivative or otherwise, brought by any person, including a Shareholder in its own name or the name of the Trust, whether or not the Trust or any of the Trustees may be named individually therein or the subject matter arises by reason of business for or on behalf of the Trust.

SECTION 2.12 NUMBER OF TRUSTEES.  The initial Trustees shall be the persons signing this Declaration.  The number of Trustees shall be such number as shall be fixed from time to time by vote of a majority of the Trustees, provided, however, that the number of Trustees shall in no event be less than one (1).

SECTION 2.13 ELECTION AND TERM.  Except for the Trustees named herein or appointed to fill vacancies pursuant to Section 2.15 hereof, the Trustees may succeed themselves and shall be elected by the Shareholders owning of record a plurality of the Shares voting at a meeting of Shareholders on a date fixed by the Trustees.  Except in the event of resignations or removals pursuant to Section 2.14 hereof, each Trustee shall hold office until such time as less than a majority of the Trustees holding office has been elected by Shareholders.  In such event the Trustees then in office shall call a Shareholders' meeting for the election of Trustees.  Except for the foregoing circumstances, the Trustees shall continue to hold office and may appoint successor Trustees.

SECTION 2.14 RESIGNATION AND REMOVAL.  Any Trustee may resign his trust (without the need for any prior or subsequent  accounting) by an instrument in writing signed by him and delivered to the other Trustees and such resignation shall be effective upon such delivery, or at a later date according to the terms of the instrument.  Any of the Trustees may be removed (provided the aggregate number of Trustees after such removal shall not be less than one) with cause, by the action of two-thirds of the remaining Trustees or by action of two-thirds of the outstanding Shares of the Trust (for purposes of determining the circumstances and procedures under which any such removal by the Shareholders may take place, the provisions of Section 16(c) of the 1940 Act (or any successor provisions) shall be applicable to the same extent as if the Trust were subject to the provisions of that Section). Upon the resignation or removal of a Trustee, or his otherwise ceasing to be a Trustee, he shall execute and deliver such documents as the remaining Trustees shall require for the purpose of conveying to the Trust or the remaining Trustees any Trust Property held in the name of the resigning or removed Trustee.  Upon the incapacity or death of any Trustee, his legal representative shall execute and deliver on his behalf such documents as the remaining Trustees shall require as provided in the preceding sentence.

SECTION 2.15 VACANCIES.  The term of office of a Trustee shall terminate and a vacancy shall occur in the event of his death, retirement, resignation, removal, bankruptcy, adjudicated incompetence or other incapacity to perform the duties of the office of a Trustee.  No such vacancy shall operate to annul the Declaration or to revoke any existing agency created pursuant to the terms of the Declaration.  In the case of an existing vacancy, including a vacancy existing by reason of an increase in the number of Trustees, subject to the provisions of Section 16(a) of the 1940 Act, the remaining Trustees shall fill such vacancy by the appointment of such other person as they in their discretion shall see fit, made by vote of a majority of the Trustees then in office.  Any such appointment shall not become effective, however, until the person named in the vote approving the appointment shall have accepted in writing such appointment and agreed in writing to be bound by the terms of the Declaration.  An appointment of a Trustee may be made in anticipation of a vacancy to occur at a later date by reason of retirement, resignation or increase in the number of Trustees, provided that such appointment shall not become effective prior to such retirement, resignation or increase in the number of Trustees.  Whenever a vacancy in the number of Trustees shall occur, until such vacancy is filled as provided in this Section 2.15, the Trustees in office, regardless of their number, shall have all the powers granted to the Trustees and shall discharge all the duties imposed upon the Trustees by the Declaration.  The vote by a majority of the Trustees in office, fixing the number of Trustees shall be conclusive evidence of the existence of such vacancy.

SECTION 2.16 DELEGATION OF POWER TO OTHER TRUSTEES.  Any Trustee may, by power of attorney, delegate his power for a period not exceeding six (6) months at any one time to any other Trustee or Trustees; provided that in no case shall fewer than two (2) Trustees personally exercise the powers granted to the Trustees under this Declaration except as herein otherwise expressly provided.

ARTICLE III

CONTRACTS

SECTION 3.1 DISTRIBUTION CONTRACT.  The Trustees may in their discretion from time to time enter into an exclusive or non-exclusive distribution contract or contracts providing for the sale of the Shares to net the Trust or the applicable Series of the Trust not less than the amount provided for in Section 7.1 of Article VII hereof, whereby the Trustees may either agree to sell the Shares to the other party to the contract or appoint such other party as their sales agent for the Shares, and in either case on such terms and conditions, if any, as may be prescribed in the By-laws, and such further terms and conditions as the Trustees may in their discretion determine not inconsistent with the provisions of this Article III or of the By-laws; and such contract may also provide for the repurchase of the Shares by such other party as agent of the Trustees.

SECTION 3.2 ADVISORY OR MANAGEMENT CONTRACT.  The Trustees may in their discretion from time to time enter into one or more investment advisory or management contracts or, if the Trustees establish multiple Series, separate investment advisory or management contracts with respect to one or more Series whereby the other party or parties to any such contracts shall undertake to furnish the Trust or such Series management, investment advisory, administration, accounting, legal, statistical and research facilities and services, promotional or marketing activities, and such other facilities and services, if any, as the Trustees shall from time to time consider desirable and all upon such terms and conditions as the Trustees may in their discretion determine.  Notwithstanding any provisions of the Declaration, the Trustees may authorize the Investment Advisers, or any of them, under any such contracts (subject to such general or specific instructions as the Trustees may from time to time adopt) to effect purchases, sales, loans or exchanges of portfolio securities and other investments of the Trust on behalf of the Trustees or may authorize any officer, employee or Trustee to effect such purchases, sales, loans or exchanges pursuant to recommendations of such Investment  Advisers, or any of them (and all without further action by the Trustees).  Any such purchases, sales, loans and exchanges shall be deemed to have been authorized by all of the Trustees. The Trustees may, in their sole discretion, call a meeting of Shareholders in order to submit to a vote of Shareholders at such meeting the approval or continuance of any such investment advisory or management contract. If the Shareholders of any one or more of the Series of the Trust should fail to approve any such investment advisory or management contract, the Investment Adviser may nonetheless serve as Investment Adviser with respect to any Series whose Shareholders approve such contract. To the extent consistent with the 1940 Act and the positions of the Commission and its staff thereunder, the Trustees shall not be required to submit an investment advisory or management contract to shareholders for their approval.  The Trustees may also employ, or authorize the Investment Adviser to employ, one or more sub-advisers from time to time to perform such of the acts and services of the Investment Adviser and upon such terms and conditions as may be agreed upon between the Investment Adviser and such sub-advisers and approved by the Trustees. Any reference in this Declaration to the Investment Adviser shall be deemed to include such sub-advisers unless the context otherwise requires.

SECTION 3.3 ADMINISTRATION AGREEMENT.  The Trustees may in their discretion from time to time enter into an administration agreement or, if the Trustees establish multiple Series or Classes, separate administration agreements with respect to each Series or Class, whereby the other party to such agreement shall undertake to manage the business affairs of the Trust or of a Series or Class thereof and furnish the Trust or a Series or a Class thereof with office facilities, and shall be responsible for the ordinary clerical, bookkeeping and recordkeeping services at such office facilities, and other facilities and services, if any, and all upon such terms and conditions as the Trustees may in their discretion determine.

SECTION 3.4 SERVICE AGREEMENT.  The Trustees may in their discretion from time to time enter into Service Agreements with respect to one or more Series or Classes thereof whereby the other parties to such Service Agreements will provide administration and/or support services pursuant to administration plans and service plans, and all upon such terms and conditions as the Trustees in their discretion may determine.

SECTION 3.5 TRANSFER AGENT.  The Trustees may in their discretion from time to time enter into a transfer agency and shareholder service contract whereby the other party to such contract shall undertake to furnish transfer agency and shareholder services to the Trust.  The contract shall have such terms and conditions as the Trustees may in their discretion determine not inconsistent with the Declaration. Such services may be provided by one or more Persons.

SECTION 3.6 CUSTODIAN.  The Trustees may appoint or otherwise engage one or more banks or trust companies, to serve as Custodian with authority as its agent, but subject to such restrictions, limitations and other requirements, if any, as may be contained in the By-laws of the Trust.  The Trustees may also authorize the Custodian to employ one or more sub-custodians, including such foreign banks and securities depositories as meet the requirements of applicable provisions of the 1940 Act, and upon such terms and conditions as may be agreed upon between the Custodian and such sub-custodian, to hold securities and other assets of the Trust and to perform the acts and services of the Custodian, subject to applicable provisions of law and resolutions adopted by the Trustees.

SECTION 3.7 AFFILIATIONS OF TRUSTEES OR OFFICERS, ETC.  The fact that:

(i)
any of the Shareholders, Trustees or officers of the Trust or any Series thereof is a shareholder, director, officer, partner, trustee, employee, manager, adviser or distributor of or for any partnership, corporation, trust, association or other organization or of or for any parent or affiliate of any organization, with which a contract of the character described in Sections 3.1, 3.2, 3.3 or 3.4 above or for services as Custodian, Transfer Agent or disbursing agent or for providing accounting, legal and printing services or for related services may have been or may hereafter be made, or that any such organization, or any parent or affiliate thereof, is a Shareholder of or has an interest in the Trust, or that

(ii)
any partnership, corporation, trust, association or other organization with which a contract of the character described in Sections 3.1, 3.2, 3.3 or 3.4 above or for services as Custodian, Transfer Agent or disbursing agent or for related services may have been or may hereafter be made also has any one or more of such contracts with one or more other partnerships, corporations, trusts, associations or other organizations, or has other business or interests, shall not affect the validity of any such contract or disqualify any Shareholder, Trustee or officer of the Trust from voting upon or executing the same or create any liability or accountability to the Trust or its Shareholders.

SECTION 3.8 COMPLIANCE WITH 1940 ACT.  Any contract entered into pursuant to Sections 3.1 or 3.2 shall be consistent with and subject to the requirements of Section 15 of the 1940 Act (including any amendment thereof or other applicable Act of Congress hereafter enacted), as modified by any applicable order or orders of the Commission, with respect to its continuance in effect, its termination and the method of authorization and approval of such contract or renewal thereof.

ARTICLE IV

LIMITATIONS OF LIABILITY OF SHAREHOLDERS,
TRUSTEES AND OTHERS

SECTION 4.1 NO PERSONAL LIABILITY OF SHAREHOLDERS, TRUSTEES, ETC.  No Shareholder shall be subject to any personal liability whatsoever to any Person in connection with Trust Property or the acts, obligations or affairs of the Trust or any Series thereof. No Trustee, officer, employee or agent of the Trust or any Series thereof shall be subject to any personal liability whatsoever to any Person, other than to the Trust or its Shareholders, in connection with Trust Property or the affairs of the Trust, except to the extent arising from bad faith, willful misfeasance, gross negligence or reckless disregard of his duties with respect to such Person; and all such Persons shall look solely to the Trust Property, or to the Trust Property of one or more specific Series of the Trust if the claim arises from the conduct of such Trustee, officer, employee or agent with respect to only such Series, for satisfaction of claims of any nature arising in connection with the affairs of the Trust.  If any Shareholder, Trustee, officer, employee, or agent, as such, of the Trust or any Series thereof, is made a party to any suit or proceeding to enforce any such liability of the Trust or any Series thereof, he shall not, on account thereof, be held to any personal liability.  The Trust shall indemnify and hold each Shareholder harmless from and against all claims and liabilities, to which such Shareholder may become subject by reason of his being or having been a Shareholder, and shall reimburse such Shareholder or former Shareholder (or his or her heirs, executors, administrators or other legal representatives or in the case of a corporation or other entity, its corporate or other general successor) out of the Trust Property for all legal and other expenses reasonably incurred by him in connection with any such claim or liability.  The indemnification and reimbursement required by the preceding sentence shall be made only out of Trust Property of the one or more Series whose Shares were held by said Shareholder at the time the act or event occurred which gave rise to the claim against or liability of said Shareholder.  The rights accruing to a Shareholder under this Section 4.1 shall not impair any other right to which such Shareholder may be lawfully entitled, nor shall anything herein contained restrict the right of the Trust or any Series thereof to indemnify or reimburse a Shareholder in any appropriate situation even though not specifically provided herein.

SECTION 4.2 NON-LIABILITY OF TRUSTEES, ETC.  No Trustee, officer, employee or agent of the Trust or any Series thereof shall be liable to the Trust, its Shareholders, or to any Shareholder, Trustee, officer, employee, or agent thereof for any action or failure to act (including without limitation the failure to compel in any way any former or acting Trustee to redress any breach of trust) except for his own bad faith, willful misfeasance, gross negligence or reckless disregard of the duties involved in the conduct of his office.

SECTION 4.3 MANDATORY INDEMNIFICATION.

(a) Subject to the exceptions and limitations contained in paragraph (b) below:

(i)
every person who is, or has been, a Trustee, officer, employee or agent of the Trust (including any individual who serves at its request as director, officer, partner, trustee or the like of another organization in which it has any interest as a shareholder, creditor or otherwise) shall be indemnified by the Trust, or by one or more Series thereof if the claim arises from his or her conduct with respect to only such Series (unless the Series was terminated prior to any such liability or claim being known to the Trustees, in which case such obligations, to the extent not satisfied out of the assets of a Series, the obligation shall be an obligation of the Trust), to the fullest extent permitted by law against all liability and against all expenses reasonably incurred or paid by him in connection with any claim, action, suit or proceeding in which he becomes involved as a party or otherwise by virtue of his being or having been a Trustee or officer and against amounts paid or incurred by him in the settlement thereof;

(ii)
the words "claim," "action," "suit," or "proceeding" shall apply to all claims, actions, suits or proceedings (civil, criminal, or other, including appeals), actual or threatened; and the words "liability" and "expenses" shall include, without limitation, attorneys' fees, costs, judgments, amounts paid in settlement, fines, penalties and other liabilities.

(b) No indemnification shall be provided hereunder to a Trustee or officer:

(i)
against any liability to the Trust, a Series thereof or the Shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office;

(ii)
with respect to any matter as to which he shall have been finally adjudicated not to have acted in good faith in the reasonable belief that his action was in the best interest of the Trust or a Series thereof;

(iii)
in the event of a settlement or other disposition not involving a final adjudication as provided in paragraph (b)(ii) resulting in a payment by a Trustee or officer, unless there has been a determination that such Trustee or officer did not engage in willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office:

(A)	by the court or other body approving the settlement or other disposition;

(B)
based upon a review of readily available facts (as opposed to a full trial-type inquiry) by (i) vote of a majority of the Non-interested Trustees acting on the matter (provided that a majority of the Non-interested Trustees then in office act on the matter) or (ii) written opinion of independent legal counsel; or

(C)	by a vote of a majority of the Shares outstanding and entitled to vote (excluding Shares owned of record or beneficially by such individual).

(c)
The rights of indemnification herein provided may be insured against by policies maintained by the Trust, shall be severable, shall not affect any other rights to which any Trustee or officer may now or hereafter be entitled, shall continue as to a person who has ceased to be such Trustee or officer and shall inure to the benefit of the heirs, executors, administrators and assigns of such a person.  Nothing contained herein shall affect any rights to indemnification to which personnel of the Trust or any Series thereof other than Trustees and officers may be entitled by contract or otherwise under law.

(d)
Expenses of preparation and presentation of a defense to any claim, action, suit or proceeding of the character described in paragraph (a) of this Section 4.3 may be advanced by the Trust or a Series thereof prior to final disposition thereof upon receipt of an undertaking by or on behalf of the recipient to repay such amount if it is ultimately determined that he is not entitled to indemnification under this Section 4.3, provided that either:

(i)
such undertaking is secured by a surety bond or some other appropriate security provided by the recipient, or the Trust or Series thereof shall be insured against losses arising out of any such advances; or

(ii)
a majority of the Non-interested Trustees acting on the matter (provided that a majority of the Non-interested Trustees act on the matter) or an independent legal counsel in a written opinion shall determine, based upon a review of readily available facts (as opposed to a full trial-type inquiry), that there is reason to believe that the recipient ultimately will be found entitled to indemnification.

As used in this Section 4.3, a "Non-interested Trustee" is one who (i) is not an Interested Person of the Trust (including anyone who has been exempted from being an Interested Person by any rule, regulation or order of the Commission), and (ii) is not involved in the claim, action, suit or proceeding.

SECTION 4.4 NO BOND REQUIRED OF TRUSTEES.  No Trustee shall be obligated to give any bond or other security for the performance of any of his duties hereunder.

SECTION 4.5 NO DUTY OF INVESTIGATION; NOTICE IN TRUST INSTRUMENTS, ETC.  No purchaser, lender, transfer agent or other Person dealing with the Trustees or any officer, employee or agent of the Trust or a Series thereof shall be bound to make any inquiry concerning the validity of any transaction purporting to be made by the Trustees or by said officer, employee or agent or be liable for the application of money or property paid, loaned, or delivered to or on the order of the Trustees or of said officer, employee or agent.  Every obligation, contract, instrument, certificate, Share, other security of the Trust or a Series thereof or undertaking, and every other act or thing whatsoever executed in connection with the Trust shall be conclusively presumed to have been executed or done by the executors thereof only in their capacity as Trustees under this Declaration or in their capacity as officers, employees or agents of the Trust or a Series thereof. Every written obligation, contract, instrument, certificate, Share, other security of the Trust or a Series thereof or undertaking made or issued by the Trustees may recite that the same is executed or made by them not individually, but as Trustees under the Declaration, and that the obligations of the Trust or a Series thereof under any such instrument are not binding upon any of the Trustees or Shareholders individually, but bind only the Trust Property or the Trust Property of the applicable Series, and may contain any further recital which they may deem appropriate, but the omission of such recital shall not operate to bind the Trustees individually.  The Trustees shall at all times maintain insurance for the protection of the Trust Property or the Trust  Property of the applicable Series, its Shareholders, Trustees, officers, employees and agents in such amount as the Trustees shall deem adequate to cover possible tort liability, and such other insurance as the Trustees in their sole judgment shall deem advisable.

SECTION 4.6 RELIANCE ON EXPERTS, ETC.  Each Trustee, officer or employee of the Trust or a Series thereof shall, in the performance of his duties, be fully and completely justified and protected with regard to any act or any failure to act resulting from reliance in good faith upon the books of account or other records of the Trust or a Series thereof, upon an opinion of counsel, or upon reports made to the Trust or a Series thereof by any of its officers or employees or by the Investment Adviser, the Administrator, the Distributor, Transfer Agent, selected dealers, accountants, appraisers or other experts or consultants selected with reasonable care by the Trustees, officers or employees of the Trust, regardless of whether such counsel or expert may also be a Trustee.

ARTICLE V

SHARES OF BENEFICIAL INTEREST

SECTION 5.1 BENEFICIAL INTEREST.  The interest of the beneficiaries hereunder shall be divided into transferable Shares of beneficial interest without par value. The number of such Shares of beneficial interest authorized hereunder is unlimited.  The Trustees shall have the exclusive authority without the requirement of Shareholder approval to establish and designate from time to time one or more Series of Shares and one or more Classes thereof as the Trustees deem necessary or desirable.  Each Share of any Series shall represent an equal proportionate Share in the assets of that Series with each other Share in that Series.  Subject to the provisions of Section 5.11 hereof, the Trustees may also authorize the creation of additional Series of Shares (the proceeds of which may be invested in separate, independently managed portfolios) and additional Classes of Shares within any Series.  All Shares issued hereunder including, without limitation, Shares issued in connection with a dividend in Shares or a split in Shares, shall be fully paid and non-assessable.

SECTION 5.2 RIGHTS OF SHAREHOLDERS.  The ownership of the Trust Property of every description and the right to conduct any business hereinbefore described are vested exclusively in the Trustees, and the Shareholders shall have no interest therein other than the beneficial interest conferred by their Shares, and they shall have no right to call for any partition or division of any property, profits, rights or interests of the Trust nor can they be called upon to share or assume any losses of the Trust or suffer an assessment of any kind by virtue of their ownership of Shares.  The Shares shall be personal property giving only the rights specifically set forth in this Declaration.  The Shares shall not entitle the holder to preference, preemptive, appraisal, conversion or exchange rights, except as the Trustees may determine with respect to any Series or Class of Shares.

SECTION 5.3 TRUST ONLY.  It is the intention of the Trustees to create only the relationship of Trustee and beneficiary between the Trustees and each Shareholder from time to time. It is not the intention of the Trustees to create a general partnership, limited partnership, joint stock association, corporation, bailment or any form of legal relationship other than a trust. Nothing in this Declaration of Trust shall be construed to make the Shareholders, either by themselves or with the Trustees, partners or members of joint stock association.

SECTION 5.4 ISSUANCE OF SHARES.  The Trustees in their discretion may, from time to time without a vote of the Shareholders, issue Shares, in addition to the then issued and outstanding Shares and Shares held in the treasury, to such party or parties and for such amount and type of consideration, including cash or property, at such time or times and on such terms as the Trustees may deem best, except that only Shares previously contracted to be sold may be issued during any period when the right of redemption is suspended pursuant to Section 6.9 hereof, and may in such manner acquire other assets (including the acquisition of assets subject to, and in connection with the assumption of, liabilities) and businesses.  In connection with any issuance of Shares, the Trustees may issue fractional Shares and Shares held in the treasury.  The Trustees may from time to time divide or combine the Shares of the Trust or, if the Shares be divided into Series or Classes, of any Series or any Class thereof of the Trust, into a greater or lesser number without thereby changing the proportionate beneficial interests in the Trust or in the Trust Property allocated or belonging to such Series or Class.  Contributions to the Trust or Series thereof may be accepted for, and Shares shall be redeemed as, whole Shares and/or 1/1000ths of a Share or integral multiples thereof.

SECTION 5.5 REGISTER OF SHARES.  A register shall be kept at the principal office of the Trust or an office of the Transfer Agent which shall contain the names and addresses of the Shareholders and the number of Shares held by them respectively and a record of all transfers thereof.  Such register shall be conclusive as to who are the holders of the Shares and who shall be entitled to receive dividends or distributions or otherwise to exercise or enjoy the rights of Shareholders.  No Shareholder shall be entitled to receive payment of any dividend or distribution, nor to have notice given to him as provided herein or in the By-laws, until he has given his address to the Transfer Agent or such other officer or agent of the Trustees as shall keep the said register for entry thereon. It is not contemplated that certificates will be issued for the Shares; however, the Trustees, in their discretion, may authorize the issuance of share certificates and promulgate appropriate rules and regulations as to their use.

SECTION 5.6 TRANSFER OF SHARES.  Shares shall be transferable on the records of the Trust only by the record holder thereof or by his agent thereunto duly authorized in writing, upon delivery to the Trustees or the Transfer Agent of a duly executed instrument of transfer, together with such evidence of the genuineness of each such execution and authorization and of other matters as may reasonably be required. Upon such delivery the transfer shall be recorded on the register of the Trust.  Until such record is made, the Shareholder of record shall be deemed to be the holder of such Shares for all purposes hereunder and neither the Trustees nor any transfer agent or registrar nor any officer, employee or agent of the Trust shall be affected by any notice of the proposed transfer.

Any person becoming entitled to any Shares in consequence of the death, bankruptcy, or incompetence of any Shareholder, or otherwise by operation of law, shall be recorded on the register of Shares as the holder of such Shares upon production of the proper evidence thereof to the Trustees or the Transfer Agent, but until such record is made, the Shareholder of record shall be deemed to be the holder of such  Shares for all purposes hereunder and neither the Trustees nor any Transfer Agent or registrar nor any officer or agent of the Trust shall be affected by any notice of such death, bankruptcy or incompetence, or other operation of law.

SECTION 5.7 NOTICES.  Any and all notices to which any Shareholder may be entitled and any and all communications shall be deemed duly served or given if mailed, postage prepaid, addressed to any Shareholder of record at his last known address as recorded on the register of the Trust.

SECTION 5.8 TREASURY SHARES.  Shares held in the treasury shall, until resold pursuant to Section 5.4, not confer any voting rights on the Trustees, nor shall such Shares be entitled to any dividends or other distributions declared with respect to the Shares.

SECTION 5.9 VOTING POWERS.  The Shareholders shall have power to vote only (i) for the election of Trustees as provided in Section 2.13; (ii) with respect to any investment advisory contract entered into pursuant to Section 3.2 submitted to shareholders for their approval; (iii) with respect to termination of the Trust or a Series or Class thereof as provided in Section 8.2; (iv) with respect to any amendment of this Declaration to the limited extent and as provided in Section 8.3; (v) with respect to a merger, consolidation or sale of assets as provided in Section 8.4; (vi) with respect to incorporation of the Trust to the extent and as provided in Section 8.5; (vii) to the same extent as the stockholders of a Massachusetts business corporation as to whether or not a court action, proceeding or claim should or should not be brought or maintained derivatively or as a class action on behalf of the Trust or a Series thereof or the Shareholders of either; (viii) with respect to any plan adopted pursuant to Rule 12b-1 (or any successor rule) under the 1940 Act, and related matters; and (ix) with respect to such additional matters relating to the Trust as may be required by this Declaration, the By-laws or any registration of the Trust as an investment company under the 1940 Act with the Commission (or any successor agency) or as the Trustees may consider necessary or desirable.  As determined by the Trustees without the vote or consent of shareholders, on any matter submitted to a vote of Shareholders, each whole Share shall be entitled to one vote as to any matter on which it is entitled to vote and each fractional Share shall be entitled to a proportionate fractional vote.  The Trustees may, in conjunction with the establishment of any further Series or any Classes of Shares, establish conditions under which the several Series or Classes of Shares shall have separate voting rights or no voting rights.  There shall be no cumulative voting in the election of Trustees.  Until Shares are issued, the Trustees may exercise all rights of Shareholders and may take any action required by law, this Declaration or the By-laws to be taken by Shareholders.  The By-laws may include further provisions for Shareholders' votes and meetings and related matters.

SECTION 5.10 MEETINGS OF SHAREHOLDERS.  No annual or regular meetings of Shareholders are required.  Special meetings of the Shareholders, including meetings involving only the holders of Shares of one or more but less than all Series or Classes thereof, may be called at any time by the Chairman of the Board, President, or any Vice-President of the Trust, and shall be called by the President or the Secretary at the request, in writing or by resolution, of a majority of the Trustees, or at the written request of the holder or holders of ten percent (10%) or more of the total number of Outstanding Shares of the Trust entitled to vote at such meeting. Meetings of the Shareholders of any Series shall be called by the President or the Secretary at the written request of the holder or holders of ten percent (10%) or more of the total number of Outstanding Shares of such Series of the Trust entitled to vote at such meeting. Any such request shall state the purpose of the proposed meeting.

SECTION 5.11 SERIES OR CLASS DESIGNATION.

(a)
The Shares of the Series and Classes thereof herein established and designated and any Shares of any further Series and Classes thereof that may from time to time be established and designated by the Trustees have been or shall be established and designated, and the variations in the relative rights and preferences as between the different Series shall be fixed and determined, by the Trustees (unless the Trustees otherwise determine with respect to further Series or Classes at the time of establishing and designating the same) as set forth in the Prospectus and Statement of Additional Information of the Series or Class included in the Trust's Registration Statement, as amended from time to time, under the Securities Act of 1933, as amended and/or the 1940 Act; provided, that all Shares shall be identical except that there may be variations so fixed and determined between different Series or Classes thereof as to investment objective, policies and restrictions, purchase price, payment obligations, distribution expenses, right of redemption, special and relative rights as to dividends and on liquidation, conversion rights, exchange rights, and conditions under which the several Series or Classes shall have separate voting rights, all of which are subject to the limitations set forth below. All references to Shares in this Declaration shall be deemed to be Shares of any or all Series or Classes as the context may require.

(b)	As to any Series and Classes herein established and designated and any further division of Shares of the Trust into additional Series or Classes, the following provisions shall be applicable:

(i)
The number of authorized Shares and the number of Shares of each Series or Class thereof that may be issued shall be unlimited.  The Trustees may classify or reclassify any unissued Shares or any Shares previously issued and reacquired of any Series or Class into one or more Series or one or more Classes that may be established and designated from time to time.  The Trustees may hold as treasury shares (of the same or some other Series or Class), reissue for such consideration and on such terms as they may determine, or cancel any Shares of any Series or Class reacquired by the Trust at their discretion from time to time.

(ii)
All consideration received by the Trust for the issue or sale of Shares of a particular Series or Class thereof, together with all assets in which such consideration is invested or reinvested, all income, earnings, profits, and proceeds thereof, including any proceeds derived  from the sale, exchange or liquidation of such assets, and any funds or payments derived from any reinvestment of such proceeds in whatever form the same may be, shall irrevocably belong to that Series for all purposes, subject only to the rights of creditors of such Series and except as may otherwise be required by applicable tax laws, and shall be so recorded upon the books of account of the Trust.  In the event that there are any assets, income, earnings, profits, and proceeds thereof, funds, or payments which are not readily identifiable as belonging to any particular Series, the Trustees shall allocate them among any one or more of the Series established and designated from time to time in such manner and on such basis as they, in their sole discretion, deem fair and equitable.  Each such allocation by the Trustees shall be conclusive and binding upon the Shareholders of all Series for all purposes.  No holder of Shares of any Series shall have any claim on or right to any assets allocated or belonging to any other Series.

(iii)
The assets belonging to each particular Series shall be charged with the liabilities of the Trust in respect of that Series or the appropriate Class or Classes thereof and all expenses, costs, charges and reserves attributable to that Series or Class or Classes thereof, and any general liabilities, expenses, costs, charges or reserves of the Trust which are not readily identifiable as belonging to any particular Series shall be allocated and charged by the Trustees to and among any one or more of the Series established and designated from time to time in such manner and on such basis as the Trustees in their sole discretion deem fair and equitable.  Each allocation of liabilities, expenses, costs, charges and reserves by the Trustees shall be conclusive and binding upon the Shareholders of all Series and Classes for all purposes.  The Trustees shall have full discretion, to the extent not inconsistent with the 1940 Act, to determine which items are capital; and each such determination and allocation shall be conclusive and binding upon the Shareholders.  The assets of a particular Series of the Trust shall under no circumstances be charged with liabilities attributable to any other Series or Class thereof of the Trust.  All persons extending credit to, or contracting with or having any claim against a particular Series or Class of the Trust shall look only to the assets of that particular Series for payment of such credit, contract or claim.

(iv)
The power of the Trustees to pay dividends and make distributions shall be governed by Section 7.2 of this Declaration.  With respect to any Series or Class, dividends and distributions on Shares of a particular Series or Class may be paid with such frequency as the Trustees may determine, which may be daily or otherwise, pursuant to a standing resolution or resolutions adopted only once or with such frequency as the Trustees may determine, to the holders of Shares of that Series or Class, from such of the income and capital gains, accrued or realized, from the assets belonging to that Series, as the Trustees may determine, after providing for actual and accrued liabilities belonging to that Series or Class. All dividends and distributions on Shares of a particular Series or Class shall be distributed pro rata to the Shareholders of that Series or Class in proportion to the number of Shares of that Series or Class held by such Shareholders at the time of record established for the payment of such dividends or distribution.

(v)
Each Share of a Series of the Trust or Class thereof shall represent a beneficial interest in the net assets of such Series.  Each holder of Shares of a Series or Class thereof shall be entitled to receive his pro rata share of distributions of income and capital gains made with respect to such Series or Class thereof net of expenses.  Upon redemption of his Shares or indemnification for liabilities incurred by reason of his being or having been a Shareholder of a Series or Class thereof, such Shareholder shall be paid solely out of the funds and property of such Series of the Trust.  Upon liquidation or termination of a Series or Class thereof of the Trust, Shareholders of such Series or Class thereof shall be entitled to receive a pro rata share of the net assets of such Series.  A Shareholder of a particular Series of the Trust shall not be entitled to participate in a derivative or class action on behalf of any other Series or the Shareholders of any other Series of the Trust.

(vi)
On each matter submitted to a vote of Shareholders, all Shares of all Series and Classes shall vote as a single class; provided, however, that (1) as to any matter with respect to which a separate vote of any Series or Class is required by the 1940 Act or is required by attributes applicable to any Series or Class or is required by any Rule 12b-1 plan, such requirements as to a separate vote by that Series or Class shall apply, (2) to the extent that a matter referred to in clause (1) above, affects more than one Class or Series and the interests of each such Class or Series in the matter are identical, then, subject to clause (3) below, the Shares of all such affected Classes or Series shall vote as a single Class; (3) as to any matter which does not affect the interests of a particular Series or Class, only the holders of Shares of the one or more affected Series or Classes shall be entitled to vote; and (4) the provisions of the following sentence shall  apply.  On any matter that pertains to any particular Class of a particular Series or to any Class expenses with respect to any Series which matter may be submitted to a vote of Shareholders, only Shares of the affected Class or that Series, as the case may be, shall be entitled to vote except that:  (i) to the extent said matter affects  Shares of another Class or Series, such other Shares shall also be entitled to vote, and in such cases Shares of the affected Class, as the case may be, of such Series shall be voted in the aggregate together with such other Shares; and (ii) to the extent that said matter does not affect Shares of a particular Class of such Series, said Shares shall not be entitled to vote (except where otherwise required by law or permitted by the Trustees acting in their sole discretion) even though the matter is submitted to a vote of the Shareholders of any other Class or Series.

(vii)
Except as otherwise provided in this Article V, the Trustees shall have the power to determine the designations, preferences, privileges, payment obligations, limitations and rights, including voting and dividend rights, of each Class and Series of Shares.  Subject to compliance with the requirements of the 1940 Act, the Trustees shall have the authority to provide that the holders of Shares of any Series or Class shall have the right to convert or exchange said Shares into Shares of one or more Series or Classes of Shares in accordance with such requirements, conditions and procedures as may be established by the Trustees.

(viii)
At any time that there are no Shares outstanding of any particular Series or Class previously established and designated, the Trustees may abolish that Series or Class and the establishment and designation thereof.

SECTION 5.12 ASSENT TO DECLARATION OF TRUST.  Every Shareholder, by virtue of having become a Shareholder, shall be held to have expressly assented and agreed to the terms hereof and to have become a party hereto.

SECTION 5.13 DERIVATIVE CLAIMS.  No Shareholder shall have the right to bring or maintain any court action, proceeding or claim on behalf of the Trust or any Series without first making demand on the Trustees requesting the Trustees to bring or maintain such action, proceeding or claim. Such demand shall be excused only when the plaintiff makes a specific showing that irreparable injury to the Trust or series would otherwise result. Such demand shall be mailed to the Secretary of the Trust at the Trust's principal office and shall set forth in reasonable detail the nature of the proposed court action, proceeding or claim and the essential facts relied upon by the Shareholder to support the allegations made in the demand. The Trustees shall consider such demand within 45 days of its receipt by the Trust. In their sole discretion, the Trustees may submit the matter to a vote of Shareholders of the Trust or Series, as appropriate. Any decision by the Trustees to bring, maintain or settle (or not to bring, maintain or settle) such court action, proceeding or claim, or to submit the matter to a vote of Shareholders, shall be made by the Trustees in their business judgment and shall be binding upon the Shareholders. Any decision by the Trustees to bring or maintain a court action, proceeding or suit on behalf of the Trust or a series shall be subject to the right of the Shareholders under Article V, Section 5.2 hereof to vote on whether or not such court action, proceeding or suit should or should not be brought or maintained.

ARTICLE VI

REDEMPTION AND REPURCHASE OF SHARES

SECTION 6.1 REDEMPTION OF SHARES.

(a)
All Shares of the Trust shall be redeemable, at the redemption price determined in the manner set out in this Declaration.  Redeemed or repurchased Shares may be resold by the Trust.  The Trust may require any Shareholder to pay a sales charge to the Trust, the underwriter, or any other person designated by the Trustees upon redemption or repurchase of Shares in such amount and upon such conditions as shall be determined from time to time by the Trustees.

(b)
The Trust shall redeem the Shares of the Trust or any Series or Class thereof at the price determined as hereinafter set forth, upon the appropriately verified written application of the record holder thereof (or upon such other form of request as the Trustees may determine) at such office or agency as may be designated from time to time for that purpose by the Trustees.  The Trustees may from time to time specify additional conditions, not inconsistent with the 1940 Act, regarding the redemption of Shares in the Trust's then effective Prospectus.

SECTION 6.2 PRICE.  Shares shall be redeemed at a price based on their net asset value determined as set forth in Section 7.1 hereof as of such time as the Trustees shall have theretofore prescribed by resolution. In the absence of such resolution, the redemption price of Shares deposited shall be based on the net asset value of such Shares next determined as set forth in Section 7.1 hereof after receipt of such application.  The amount of any contingent deferred sales charge or redemption fee payable upon redemption of Shares may be deducted from the proceeds of such redemption.

SECTION 6.3 PAYMENT.  Payment of the redemption price of Shares of the Trust or any Series or Class thereof shall be made in cash or in property to the Shareholder at such time and in the manner, not inconsistent with the 1940 Act or other applicable laws, as may be specified from time to time in the Trust's then effective Prospectus(es), subject to the provisions of Section 6.4 hereof. Notwithstanding the foregoing, the Trustees may withhold from such redemption proceeds any amount arising (i) from a liability of the redeeming Shareholder to the Trust or (ii) in connection with any Federal or state tax withholding requirements.

SECTION 6.4 EFFECT OF SUSPENSION OF DETERMINATION OF NET ASSET VALUE.  If, pursuant to Section 6.9 hereof, the Trustees shall declare a suspension of the determination of net asset value with respect to Shares of the Trust or of any Series or Class thereof, the rights of Shareholders (including those who shall have applied for redemption pursuant to Section 6.1 hereof but who shall not yet have received payment) to have Shares redeemed and paid for by the Trust or a Series or Class thereof shall be suspended until the termination of such suspension is declared. Any record holder who shall have his redemption right so suspended may, during the period of such suspension, by appropriate written notice of revocation at the office or agency where application was made, revoke any application for redemption not honored and withdraw any Share certificates on deposit.  The redemption price of Shares for which redemption applications have not been revoked shall be based on the net asset value of such Shares next determined as set forth in Section 7.1 after the termination of such suspension, and payment shall be made within seven (7) days after the date upon which the application was made plus the period after such application during which the determination of net asset value was suspended.

SECTION 6.5 REPURCHASE BY AGREEMENT.  The Trust may repurchase Shares directly, or through the Distributor or another agent designated for the purpose, by agreement with the owner thereof at a price not exceeding the net asset value per share determined as of the time when the purchase or contract of purchase is made or the net asset value as of any time which may be later determined pursuant to Section 7.1 hereof, provided payment is not made for the Shares prior to the time as of which such net asset value is determined.

SECTION 6.6 REDEMPTION OF SHAREHOLDER'S INTEREST.  The Trustees, in their sole discretion, may cause the Trust to redeem all of the Shares of one or more Series or Class thereof held by any Shareholder if the value of such Shares held by such Shareholder is less than the minimum amount established from time to time by the Trustees, or, to the extent consistent with the 1940 Act, the Trustees determine that redemption of a Shareholder's interest in the Trust or a Series is in the best interests of the applicable Series.

SECTION 6.7 REDEMPTION OF SHARES IN ORDER TO QUALIFY AS REGULATED INVESTMENT COMPANY; DISCLOSURE OF HOLDINGS.

(a)
If the Trustees shall, at any time and in good faith, be of the opinion that direct or indirect ownership of Shares or other securities of the Trust has or may become concentrated in any Person to an extent which would disqualify the Trust or any Series of the Trust as a regulated investment company under the Code, then the Trustees shall have the power by lot or other means deemed equitable by them (i) to call for redemption by any such Person a number, or principal amount, of Shares or other securities of the Trust or any Series of the Trust sufficient to maintain or bring the direct or indirect ownership of Shares or other securities of the Trust or any Series of the Trust into conformity with the requirements for such qualification and (ii) to refuse to transfer or issue Shares or other securities of the Trust or any Series of the Trust to any Person whose acquisition of the Shares or other securities of the Trust or any Series of the Trust in question would result in such disqualification.  The redemption shall be effected at the redemption price and in the manner provided in Section 6.1.

(b)
The holders of Shares or other securities of the Trust or any Series of the Trust shall upon demand disclose to the Trustees in writing such information with respect to direct and indirect ownership of Shares or other securities of the Trust or any Series of the Trust as the Trustees deem necessary to comply with the provisions of the Code or to comply with the requirements of any other taxing authority.

SECTION 6.8 REDUCTIONS IN NUMBER OF OUTSTANDING SHARES PURSUANT TO NETASSET VALUE FORMULA.  The Trust may also reduce the number of outstanding Shares of the Trust or of any Series of the Trust pursuant to the provisions of Section 7.3.

SECTION 6.9 SUSPENSION OF RIGHT OF REDEMPTION.  The Trust may declare a suspension of the right of redemption or postpone the date of payment or redemption for the whole or any part of any period (i) during which the New York Stock Exchange is closed other than customary weekend and holiday closings, (ii) during which trading on the New York Stock Exchange is restricted, (iii) during which an emergency exists as a result of which disposal by the Trust or a Series thereof of securities owned by it is not reasonably practicable or it is not reasonably practicable for the Trust or a Series thereof fairly to determine the value of its net assets, or (iv) during any other period when the Commission may for the protection of Shareholders of the Trust by order permit suspension of the right of redemption or postponement  of the date of payment or redemption; provided that applicable rules and regulations of the Commission shall govern as to whether the conditions prescribed in clauses (ii), (iii), or (iv) exist. Such suspension shall take effect at such time as the Trust shall specify but not later than the close of business on the business day next following the declaration of suspension, and thereafter there shall be no right of redemption or payment on redemption until the Trust shall declare the suspension at an end, except that the suspension shall terminate in any event on the first day on which said stock exchange shall have reopened or the period specified in (ii) or (iii) shall have expired (as to which in the absence of an official ruling by the Commission, the determination of the Trust shall be conclusive). In the case of a suspension of the right of redemption, a Shareholder may either withdraw his request for redemption or receive payment based on the net asset value existing after the termination of the suspension.

ARTICLE VII

DETERMINATION OF NET ASSET VALUE,
NET INCOME AND DISTRIBUTIONS

SECTION 7.1 NET ASSET VALUE.  The net asset value of each outstanding Share of the Trust or of each Series or Class thereof shall be determined on such days and at such time or times as the Trustees may determine. The value of the assets of the Trust or any Series thereof may be determined (i) by a pricing service which utilizes electronic pricing techniques based on general institutional trading, (ii) by appraisal of the securities owned by the Trust or any Series of the Trust, (iii) in certain cases, at amortized cost, or (iv) by such other method as shall be deemed to reflect the fair value thereof, determined in good faith by or under the direction of the Trustees.  From the total value of said assets, there shall be deducted all indebtedness, interest, taxes, payable or accrued, including estimated taxes on unrealized book profits, expenses and management charges accrued to the appraisal date, net income determined and declared as a distribution and all other items in the nature of liabilities which shall be deemed appropriate, as incurred by or allocated to the Trust or any Series or Class of the Trust. The resulting amount which shall represent the total net assets of the Trust or Series or Class thereof shall be divided by the number of Shares of the Trust or Series or Class thereof outstanding at the time and the quotient so obtained shall be deemed to be the net asset value of the Shares of the Trust or Series or Class thereof.  The net asset value of the Shares shall be determined at least once on each business day, as of the close of regular trading on the New York Stock Exchange or as of such other time or times as the Trustees shall determine.  The power and duty to make the daily calculations may be delegated by the Trustees to the Investment Adviser, the Administrator, the Custodian, the Transfer Agent or such other Person as the Trustees by resolution may determine. The Trustees may suspend the daily determination of net asset value to the extent permitted by the 1940 Act. It shall not be a violation of any provision of this Declaration if Shares are sold, redeemed or repurchased by the Trust at a price other than one based on net asset value if the net asset value is affected by one or more errors inadvertently made in the pricing of portfolio securities or in accruing income, expenses or liabilities.

SECTION 7.2 DISTRIBUTIONS TO SHAREHOLDERS.

(a)
The Trustees shall from time to time distribute ratably among the Shareholders of the Trust or of a Series or Class thereof such proportion of the net profits, surplus (including paid-in surplus), capital, or assets of the Trust or such Series held by the Trustees as they may deem proper.  Such distributions may be made in cash or property (including without limitation any type of obligations of the Trust or Series or Class or any assets thereof), and the Trustees may distribute ratably among the Shareholders of the Trust or Series or Class thereof additional Shares of the Trust or Series or Class thereof issuable hereunder in such manner, at such times, and on such terms as the Trustees may deem proper.  Such distributions may be among the Shareholders of the Trust or Series or Class thereof at the time of declaring a distribution or among the Shareholders of the Trust or Series or Class thereof at such other date or time or dates or times as the Trustees shall determine. The Trustees may in their discretion determine that, solely for the purposes of such distributions, Outstanding Shares shall exclude Shares for which orders have been placed subsequent to a specified time on the date the distribution is declared or on the next preceding day if the distribution is declared as of a day on which banks are not open for business, all as described in the then effective Prospectus under the Securities Act of 1933. The Trustees may always retain from the net profits such amount as they may deem necessary to pay the debts or expenses of the Trust or a Series or Class thereof or to meet obligations of the Trust or a Series or Class thereof, or as they may deem desirable to use in the conduct of its affairs or to retain for future requirements or extensions of the business.  The Trustees may adopt and offer to Shareholders such dividend reinvestment plans, cash dividend payout plans or related plans as the Trustees shall deem appropriate.  The Trustees may in their discretion determine that an account administration fee or other similar charge may be deducted directly from the income and other distributions paid on Shares to a Shareholder's account in each Series or Class.

(b)
Inasmuch as the computation of net income and gains for Federal income tax purposes may vary from the computation thereof on the books, the above provisions shall be interpreted to give the Trustees the power in their discretion to distribute for any fiscal year as ordinary dividends and as capital gains distributions, respectively, additional amounts sufficient to enable the Trust or a Series or Class thereof to avoid or reduce liability for taxes.

SECTION 7.3 DETERMINATION OF NET INCOME; CONSTANT NET ASSET VALUE; REDUCTION OF OUTSTANDING SHARES.  Subject to Section 5.11 hereof, the net income of the Series and Classes thereof of the Trust shall be determined in such manner as the Trustees shall provide by resolution.  Expenses of the Trust or of a Series or Class thereof, including the advisory or management fee, shall be accrued each day. Each Class shall bear only expenses relating to its Shares and an allocable share of Series expenses in accordance with such policies as may be established by the Trustees from time to time and as are not inconsistent with the provisions of this Declaration or of any applicable document filed by the Trust with the Commission or of the Code.  Such net income may be determined by or under the direction of the Trustees as of the close of regular trading on the New York Stock Exchange on each day on which such market is open or as of such other time or times as the Trustees shall determine, and, except as provided herein, all the net income of any Series or Class, as so determined, may be declared as a dividend on the Outstanding Shares of such Series or Class.  If, for any reason, the net income of any Series or Class determined at any time is a negative amount, or for any other reason, the Trustees shall have the power with respect to such Series or Class (i) to offset each Shareholder's pro rata share of such negative amount from the accrued dividend account of such Shareholder, or (ii) to reduce the number of Outstanding Shares of such Series or Class by reducing the number of Shares in the account of such Shareholder by that number of full and fractional Shares which represents the amount of such excess negative net income, or (iii) to cause to be recorded on the books of the Trust an asset account in the amount of such negative net income, which account may be reduced by the amount, provided that the same shall thereupon become the property of the Trust with respect to such Series or Class and shall not be paid to any Shareholder, of dividends declared thereafter upon the Outstanding Shares of such Series or Class on the day such negative net income is experienced, until such asset account is reduced to zero.  The Trustees shall have full discretion to determine whether any cash or property received shall be treated as income or as principal and whether any item of expense shall be charged to the income or the principal account, and their determination made in good faith shall be conclusive upon the Shareholders.  In the case of stock dividends received, the Trustees shall have full discretion to determine, in the light of the particular circumstances, how much if any of the value thereof shall be treated as income, the balance, if any, to be treated as principal.

SECTION 7.4 POWER TO MODIFY FOREGOING PROCEDURES.  Notwithstanding any of the foregoing provisions of this Article VII, but subject to Section 5.11 hereof, the Trustees may prescribe, in their absolute discretion, such other bases and times for determining the per Share net asset value of the Shares of the Trust or a Series or Class thereof or net income of the Trust or a Series or Class thereof, or the declaration and payment of dividends and distributions as they may deem necessary or desirable.  Without limiting the generality of the foregoing, the Trustees may establish several Series or Classes of Shares in accordance with Section 5.11, and declare dividends thereon in accordance with Section 5.11(b)(iv).

ARTICLE VIII

DURATION; TERMINATION OF TRUST OR A SERIES OR CLASS;
AMENDMENT; MERGERS, ETC.

SECTION 8.1 DURATION.  The Trust shall continue without limitation of time but subject to the provisions of this Article VIII.

SECTION 8.2 TERMINATION OF THE TRUST OR A SERIES OR A CLASS.

(a)
The Trust or any Series or Class thereof may be terminated by (i) the affirmative vote of the holders of not less than two-thirds of the Outstanding Shares entitled to vote and present in person or by proxy at any meeting of Shareholders of the Trust or the appropriate Series or Class thereof, (ii) by an instrument or instruments in writing without a meeting, consented to by the holders of two-thirds of the Outstanding Shares of the Trust or a Series or Class thereof; provided, however, that, if such termination as described in clauses (i) and (ii) is recommended by the Trustees, the vote or written consent of the holders of a majority of the Outstanding Shares of the Trust or a Series or Class thereof  entitled to vote shall be sufficient authorization, or (iii) written notice to Shareholders stating that a majority of the Trustees has determined that the continuation of the Trust or a Series or a Class thereof is not in the best interest of such Series or a Class, the Trust or their respective shareholders.  In making such determination, the Trustees may rely on factors including but not limited to the inability of a Series or Class or the Trust to maintain its assets at an appropriate size, changes in laws or regulations governing the Series or Class or the Trust or affecting assets of the type in which such Series or Class or the Trust invests or economic developments or trends having a significant adverse impact on the business or operations of such Series or Class or the Trust. Upon the termination of the Trust or the Series or Class,

(i)	The Trust, Series or Class shall carry on no business except for the purpose of winding up its affairs.

(ii)
The Trustees shall proceed to wind up the affairs of the Trust, Series or Class and all of the powers of the Trustees under this Declaration shall continue until the affairs of the Trust, Series or Class shall have been wound up, including the power to fulfill or discharge the contracts of the Trust, Series or Class, collect its assets, sell, convey, assign, exchange, transfer or otherwise dispose of all or any part of the remaining Trust Property or Trust Property of such Series or Class, as applicable, to one or more persons at public or private sale for consideration which may consist in whole or in part of cash, securities or other property of any kind, discharge or pay its liabilities, and do all other acts appropriate to liquidate its business; provided that any sale, conveyance, assignment, exchange, transfer or other disposition of all or substantially all the Trust Property or Trust Property of such Series or Class, as applicable, that requires Shareholder approval in accordance with Section 8.4 hereof shall receive the approval so required.

(iii)
After paying or adequately providing for the payment of all liabilities, and upon receipt of such releases, indemnities and refunding agreements as they deem necessary for their protection, the Trustees may distribute the remaining Trust Property or the remaining Trust Property of the terminated Series or Class, as applicable, in cash or in kind or partly each, among the Shareholders of the Trust or the Series or Class according to their respective rights.

(b)
After termination of the Trust, Series or Class and distribution to the Shareholders as herein provided, the Trustees shall thereupon be discharged from all further liabilities and duties with respect to the Trust or the terminated Series or Class, and the rights and interests of all Shareholders of the Trust or the terminated Series or Class shall thereupon cease. Following the termination of the Trust, the Trustees shall lodge among the records of the Trust and file with the Office of the Secretary of The Commonwealth of Massachusetts and in such other places as may be required under the laws of Massachusetts an instrument in writing setting forth the fact of such termination.

SECTION 8.3 AMENDMENT PROCEDURE.

(a)
This Declaration may be amended by a vote of the holders of a majority of the Shares outstanding and entitled to vote or by any instrument in writing, without a meeting, signed by a majority of the Trustees and consented to by the holders of a majority of the Shares outstanding and entitled to vote.

(b)
This Declaration may be amended by a vote of a majority of Trustees, without approval or consent of the Shareholders, except that no amendment can be made by the Trustees to impair any voting or other rights of shareholders prescribed by Federal or state law. Without limiting the foregoing, the Trustees may amend this Declaration without the approval or consent of Shareholders (i) to change the name of the Trust or any Series, (ii) to add to their duties or obligations or surrender any rights or powers granted to them herein; (iii) to cure any ambiguity, to correct or supplement any provision  herein which may be inconsistent with any other provision herein or to make any other provisions with respect to matters or questions arising under this Declaration which will not be inconsistent with the provisions of this Declaration; and (iv) to eliminate or modify any provision of this Declaration which (a) incorporates, memorializes or sets forth an existing requirement imposed by or under any Federal or state statute or any rule, regulation or interpretation thereof or thereunder or (b) any rule, regulation, interpretation or guideline of any Federal or state agency, now or hereafter in effect, including without limitation, requirements set forth in the 1940 Act and the rules and regulations thereunder (and interpretations thereof), to the extent any change in applicable law liberalizes, eliminates or modifies any such requirements, but the Trustees shall not be liable for failure to do so.

(c)
The Trustees may also amend this Declaration without the approval or consent of Shareholders if they deem it necessary to conform this Declaration to the requirements of applicable Federal or state laws or regulations or the requirements of the regulated investment company provisions of the Code, or if requested or required to do so by any Federal agency or by a state Blue Sky commissioner or similar official, but the Trustees shall not be liable for failing so to do.

(d)
Nothing contained in this Declaration shall permit the amendment of this Declaration to impair the exemption from personal liability of the Shareholders, Trustees, officers, employees and agents of the Trust or to permit assessments upon Shareholders.

(e)
A certificate signed by an officer of the Trust setting forth an amendment and reciting that it was duly adopted by the Trustees or by the Shareholders as aforesaid or a copy of the Declaration, as amended, and executed by a majority of the Trustees, shall be conclusive evidence of such amendment when lodged among the records of the Trust.

SECTION 8.4 MERGER, CONSOLIDATION AND SALE OF ASSETS.  The Trust or any Series may merge or consolidate into any other corporation, association, trust or other organization or may sell, lease or exchange all or substantially all of the Trust Property or Trust Property allocated or belonging to such Series, including its good will, upon such terms and conditions and for such consideration: (a) when and as authorized at any meeting of Shareholders called for the purpose by the affirmative vote of the holders of two-thirds of the Shares of the Trust or such Series outstanding and entitled to vote and present in person or by proxy at a meeting of Shareholders, or by an instrument or instruments in writing without a meeting, consented to by the holders of two-thirds of the Shares of the Trust or such Series; provided, however, that, if such merger, consolidation, sale, lease or exchange is recommended by the Trustees, the vote or written consent of the holders of a majority of the Outstanding Shares of the Trust or such Series entitled to vote shall be sufficient authorization; or (b) if deemed appropriate by a majority of the Trustees, including a majority of the independent Trustees, without action or approval of the Shareholders, to the extent consistent with applicable laws and regulations; and any such merger, consolidation, sale, lease or exchange shall be deemed for all purposes to have been accomplished under and pursuant to Massachusetts law.

SECTION 8.5 INCORPORATION.  The Trustees may cause to be organized or assist in organizing a corporation or corporations under the laws of any jurisdiction or any other trust, partnership, association or other organization to take over all or any portion of the Trust Property or the Trust Property of one or more Series or to carry on any business in which the Trust shall directly or indirectly have any interest, and to sell, convey and transfer all or any portion of the Trust Property or the Trust Property of such Series, as applicable, to any such corporation, trust, association or organization in exchange for the shares or securities thereof or otherwise, and to lend money to, subscribe for the shares or securities of, and enter into any contracts with any such corporation, trust, partnership, association or organization, or any corporation, partnership, trust, association or organization in which the Trust or such Series holds or is about to acquire shares or any other interest.  The Trustees may also cause a merger or consolidation between the Trust or any successor thereto and any such corporation, trust, partnership, association or other organization if and to the extent permitted by law, as provided under the law then in effect.  Nothing contained herein shall be construed as requiring approval of Shareholders for the Trustees to organize or assist in organizing one or more corporations, trusts, partnerships, associations or other organizations and selling, conveying or transferring all or a portion of the Trust Property or the Trust Property of such Series, as applicable, to such organization or entities.

ARTICLE IX

REPORTS TO SHAREHOLDERS

The Trustees shall at least semi-annually submit to the Shareholders of each Series a written financial report of the transactions of the Trust and Series thereof, including financial statements which shall at least annually be certified by independent public accountants.

ARTICLE X

MISCELLANEOUS

SECTION 10.1 EXECUTION AND FILING.  This Declaration and any amendment hereto shall be filed in the office of the Secretary of The Commonwealth of Massachusetts and in such other places as may be required under the laws of Massachusetts, and may also be filed or recorded in such other places as the Trustees deem appropriate.  Each amendment so filed shall be accompanied by a certificate signed and acknowledged by a Trustee stating that such action was duly taken in a manner provided herein, and unless such amendment or such certificate sets forth some later time for the effectiveness of such amendment, such amendment shall be effective upon its execution.  A restated Declaration, integrating into a single instrument all of the provisions of the Declaration which are then in effect and operative, may be executed from time to time by a majority of the Trustees and filed with the Secretary of The Commonwealth of Massachusetts and such other places as may be required under the laws of Massachusetts, and may also be filed in such other places as the Trustees deem appropriate.  A restated Declaration shall, upon execution, be conclusive evidence of all amendments contained therein and may thereafter be referred to in lieu of the original Declaration and the various amendments thereto.

SECTION 10.2 GOVERNING LAW.  This Declaration is executed by the Trustees and delivered in The Commonwealth of Massachusetts and with reference to the laws thereof, and the rights of all parties and the validity and construction of every provision hereof shall be subject to and construed according to the laws of said Commonwealth.

SECTION 10.3 COUNTERPARTS.  This Declaration may be simultaneously executed in several counterparts, each of which shall be deemed to be an original, and such counterparts, together, shall constitute one and the same instrument, which shall be sufficiently evidenced by any such original counterpart.

SECTION 10.4 RELIANCE BY THIRD PARTIES.  Any certificate executed by an individual who, according to the records of the Trust appears to be a Trustee hereunder, certifying (a) the number or identity of Trustees or Shareholders, (b) the due authorization of the execution of any instrument or writing, (c) the form of any vote passed at a meeting of Trustees or Shareholders, (d) the fact that the number of Trustees or Shareholders present at any meeting or executing any written instrument satisfies the requirements of this Declaration, (e) the form of any By-laws adopted by or the identity of any officers elected by the Trustees, or (f) the existence of any fact or facts which in any manner relate to the affairs of the Trust, shall be conclusive evidence as to the matters so certified in favor of any Person dealing with the Trustees and their successors.

SECTION 10.5 PROVISIONS IN CONFLICT WITH LAW OR REGULATIONS.

(a)
The provisions of this Declaration are severable, and if the Trustees shall determine, with the advice of counsel, that any of such provisions is in conflict with the 1940 Act, the regulated investment company provisions of the Code or with other applicable laws and regulations, the conflicting provision shall be deemed never to have constituted a part of this Declaration; provided, however, that such determination shall not affect any of the remaining provisions of this Declaration or render invalid or improper any action taken or omitted prior to such determination.

(b)
If any provision of this Declaration shall be held invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall attach only to such provision in such jurisdiction and shall not in any manner affect such provision in any other jurisdiction or any other provision of this Declaration in any jurisdiction.

IN WITNESS WHEREOF, the undersigned have executed this instrument as of the _____ day of ______________, 2017.

Name and Location of Trust:	JNL Investors Series Trust 1 Corporate Way Lansing, Michigan 48951
The name and address of the Trustee:	______________________________
William J. Crowley, Jr. Chairman of the Board of the JNL Investors Series Trust 1 Corporate Way Lansing, Michigan 48951

Registered Agent:	Corporation Service Company 84 State Street, 6th Floor Boston, Massachusetts 02109-2230